As filed with the Securities and Exchange Commission on April 10, 2019

Registration No. 333-230424

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO.1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Yunji Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	5990	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15/F, South Building, Hipark Phase 2, Xiaoshan District

Hangzhou 310000, Zhejiang Province

People’s Republic of China

+86 571 8168-8920

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+1 302-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852 2514-7600

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A Ordinary Shares, par value US$0.000005 per share(1)	US$200,000,000	US$24,240(4)

(1)

American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents            Class A ordinary shares.

(2)

Includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued             , 2019.

American Depositary Shares

Yunji Inc.

Representing              Class A Ordinary Shares

Yunji Inc. is offering              American depositary shares, or ADSs[, and the selling shareholders identified in this prospectus are offering             ADSs]. This is our initial public offering and no public market currently exists for our ADSs or Class A ordinary shares. Each ADS represents              of our Class A ordinary shares, par value US$0.000005 per share. We anticipate the initial public offering price will be between US$            and US$             per ADS.

We intend to apply for the listing of the ADSs on the Nasdaq Global Market under the symbol “YJ.”

Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares, and we will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Shanglue Xiao, the chairman of our board of directors and our chief executive officer, will beneficially own all of our issued and outstanding Class B ordinary shares and will be able to exercise         % of our total voting power assuming the underwriters do not exercise their over-allotment option, or         % of our total voting power if the underwriters exercise their over-allotment option in full. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 16.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions[1]	Proceeds to Us	[Proceeds to Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$ ]

[1]	For additional underwriting compensation information, see “Underwriting.”

Yunji Inc. [and the selling shareholders] [have/has] granted the underwriters the right to purchase up to an additional              ADSs to cover over-allotments.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about             , 2019.

MORGAN STANLEY	CREDIT SUISSE	J.P. MORGAN	CICC

Prospectus dated             , 2019.

云集 YUNJI

云集 YUNJI

OUR MISSION
is to make commerce simpler and people's lives better

leading membership-based social e-commerce platform

GMV RMB	Total members	Transacting members	Repeat purchase rate
22.7Bn	7.4MM	6.1MM	93.6%
in 2018	as of December 31, 2018	in 2018	in 2018

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We[ and the selling shareholders] are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

Until                    , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

LETTER TO INVESTORS

I created Yunji in May 2015 with a simple mission: “to make commerce simpler and people’s lives better.” As mobile internet continues to reshape people’s consumption behavior, and commerce and social interactions become increasingly intertwined, I believe our innovative membership-based, social e-commerce platform will play an important part in the overall consumption upgrade in China.

I started one of the earliest online stores in China 15 years ago. My success as an entrepreneur has given me valuable experience and helped me identify key pain points that consumers face. It has become more and more difficult for consumers to make purchase decisions because of the overflow of information, and it is also challenging for small emerging businesses to grow on traditional e-commerce platforms, as consumers tend to gravitate towards well-known brands and platforms tend to prioritize resources offered to larger businesses. Our Yunji platform is designed to address these issues and fulfill our mission.

What is Yunji

Yunji has three defining characteristics: first, we are a membership-based platform which brings our members together through the collective value proposition that we provide them; second, we implement a targeted strategy to offer products that cater to the needs and preferences of our savvy and inter-connected users, with a focus on quality and pricing; third, we are keenly focused on the collective trust of our users, as their trust in us is the key to the growth and success of our platform. We empower our members to help extend our reach by sharing their shopping experiences and promoting products through their social networks to build a loyal following.

Embracing Tomorrow

Our platform has exhibited robust growth in a highly competitive e-commerce market, evidenced by significant increases in our member base and transaction volumes in the past three years. We are strategically positioned to continue building on our success and growth to-date and deliver on our mission.

We believe the pursuit of a better life is a natural driving force for people. Looking ahead, China will continue to undergo consumption upgrade. Based on our deep understanding of user behavior, we believe our membership-based, social e-commerce platform provides a superior shopping experience to hundreds of millions of families and will contribute to the overall consumption upgrade through technological innovation. Our team remains committed to expanding and improving our collaborative platform, offering carefully curated high-quality products at attractive prices, and empowering our members and more users to pursue a better life.

Shanglue “Teddy” Xiao

Founder, Chairman & Chief Executive Officer

Yunji Inc.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us and prepared by China Insights Consultancy, or CIC, an independent research firm, to provide information regarding our industry and our market position in China.

Mission

We aim to make commerce simpler and people’s lives better.

Overview

As a leading social e-commerce platform in China, we have pioneered a unique, membership-based model that leverages the power of social interaction. We offer high-quality products at attractive prices and incentivize our members to promote our platform and share our products with their social contacts. We believe this, together with careful product curation, centralized merchandize sourcing and efficient supply chain management, has allowed us to grow organically and made us a trustworthy e-commerce platform providing superior customer experience.

Our platform has attracted a large and growing base of users, including members and non-members. These users are actively purchasing products on our platform. Buyers on our platform increased from approximately 2.5 million in 2016 to approximately 16.9 million in 2017 and further to approximately 23.2 million in 2018. During the same period, our GMV increased by 428.1% from RMB1.8 billion in 2016 to RMB9.6 billion in 2017 and by 134.4% from RMB9.6 billion in 2017 to RMB22.7 billion in 2018. In 2018, 66.4% of our GMV were from purchases made by our members and the remaining were from purchases made by non-members.

Members are the key participants on our platform and drivers of our substantial growth. Our members typically pay to gain access to a dedicated app that provides access to a curated selection of products, exclusive membership benefits and features, including discounted prices. Our members, typically middle-class consumers, are highly social and are interested in discussing and sharing their shopping experiences and various products within their social circles. Members often refer others to become members and are rewarded for doing so. Members can also promote products on various social platforms and are rewarded if those users purchase our products. We also provide support such as training, technology support and customer services and we handle all aspects of fulfillment and logistics, to make the process easier for them. As of December 31, 2018, we had accumulated 7.4 million members. We had approximately 6.1 million transacting members on our platform in 2018.

We offer products across a large variety of categories with the aim of catering to the various daily needs of our users and their households. We also add to our product offerings based on feedback and understanding of our members and users based on various analytics. While we offer products from mainstream and emerging brands, we also work with manufacturers directly to produce private labels. We are also extremely focused on the quality and pricing of our products. We have been intentionally maintaining a balance between expanding the product category coverage to meet our users’ evolving demand and controlling the number of SPUs in each category. As a result, we offered an average of 837, 2,315 and 6,613 SPUs on our platform on a daily basis in December 2016, December 2017 and December 2018, respectively.

We currently generate revenues primarily from selling products on our platform to users, including both members and non-members. Total orders we fulfilled increased substantially from 13.5 million in 2016 to 75.8 million in 2017 and further to 153.4 million in 2018. Our total revenues increased by 401.7% from RMB1,284.4 million in 2016 to RMB6,444.1 million in 2017, and by 102.0% from RMB6,444.1 million in 2017 to RMB13,015.2 million (US$1,893.0 million) in 2018. We recorded net loss of RMB56.3 million (US$8.2 million), RMB105.7 million and RMB24.7 million in 2018, 2017 and 2016, respectively.

Our Industry

China’s online retail industry has experienced tremendous growth, with the overall market size growing from RMB3.8 trillion in 2015 to RMB7.2 trillion (US$1.0 trillion) in 2017, representing a CAGR of 37.0%, and is expected to grow to RMB15.0 trillion (US$2.2 trillion) in 2022, representing a CAGR of 15.8%. The online penetration rate of retail market increased from 10.3% in 2015 to 17.0% in 2017, and is expected to further increase to 24.4% in 2022, according to China Internet Network Information Center and CIC.

Within the growing online retail industry, social e-commerce platforms experienced robust growth and commanded an increasing share of the overall online retail industry thanks to its well-established supply chain management, diversified products with high quality and scalability. The social e-commerce platform market grew from RMB38.3 billion in 2015 to RMB217.3 billion (US$31.6 billion) in 2017, representing a CAGR of 138.2%, and is expected to increase at a CAGR of 61.9% to RMB2,419.4 billion (US$352.3 billion) in 2022, according to CIC.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	unique membership-based social e-commerce platform with rapid growth;

•	efficient user acquisition and high user engagement driven by social interaction;

•	carefully curated product selection;

•	win-win relationship with suppliers;

•	strong commitment to big data and technology; and

•	experienced management team with proven track record.

Our Strategies

We intend to further grow our business by pursuing the following strategies:

•	further increase our member base and engagement;

•	expand and refine our products lineup;

•	strengthen our data and technology capability;

•	enhance our brand recognition; and

•	further improve our fulfillment facilities.

Our Challenges

We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to our ability to:

•	maintain the growth rate that we have experienced to date;

•	maintain membership loyalty and sustain membership growth, as well as maintain member relationships and retain existing members;

•	anticipate and satisfy changing user needs and preferences in a timely manner and provide products at a satisfactory quality to our users;

•	effectively manage members and service managers;

•	promote our Yunji brand to enhance brand recognition;

•	leverage social networks in China as a tool for member and user acquisition and engagement;

•	compete successfully against current or future competitors;

•	maintain proper functioning of our IT systems;

•	expand our product offerings and optimize our product mix; and

•	manage and expand our relationships with suppliers and procure products at favorable terms.

Corporate History and Structure

We commenced operations through Yunji Sharing Technology Co., Ltd., or Yunji Sharing, and launched our Yunji app in May 2015.

In November 2017, Yunji Inc. was established in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, Yunji Inc. established a wholly-owned subsidiary in Hong Kong, Yunji Holding Limited.

In February 2018, Yunji Holding Limited established a wholly-owned subsidiary in China, Hangzhou Yunchuang Sharing Network Technology Co., Ltd., or Yunchuang Sharing. In April 2018, we gained control over Yunji Sharing through Yunchuang Sharing by entering into a series of contractual arrangements with Yunji Sharing and its shareholders. The contractual arrangements with Yunji Sharing were subsequently amended and restated in December 2018.

In June 2018, Zhejiang Yunji Preferred E-Commerce Co., Ltd., or Yunji Preferred, was established. In the same month, we gained control over Yunji Preferred through Yunchuang Sharing by entering into a series of contractual arrangements with Yunji Preferred and its shareholders. The contractual arrangements with Yunji Preferred were subsequently amended and restated in December 2018. We have migrated all of our business operations under Yunji Sharing and its subsidiaries to Yunji Preferred and Yunchuang Sharing and their subsidiaries.

The following diagram illustrates our corporate structure, including our principal subsidiaries, our VIEs and our VIEs’ principal subsidiaries, as of the date of this prospectus:

Notes: (1)	Daqiao Network Technology (Hangzhou) Co., Ltd., Hangzhou Yuepeng Trading Co., Ltd., and Deqing Jijie Investment Management Partnership (Limited Partnership) each holds 65.53%, 28.09%, and 6.38% of the equity interests in Yunji Sharing, respectively. All of these entities are shareholders or affiliates of shareholders of our company. We plan to dissolve this entity in the near future as it does not engage in substantial business activities.
(2)	Mr. Shanglue Xiao and Mr. Huan Hao each holds 99.0099% and 0.9901% of the equity interests in Yunji Preferred, respectively. Mr. Shanglue Xiao and Mr. Huan Hao are both beneficial owners and directors of our company. Mr. Shanglue Xiao also serves as the chairman of our board of directors and the chief executive officer of our company and Mr. Huan Hao also serves as the chief technology officer of our company.
(3)	We plan to dissolve Zhejiang Jishang Network Technology Co., Ltd. in the near future as it does not engage in substantial business activities.

Our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 91.3% of our outstanding ordinary shares on an as-converted basis prior to this offering. Upon the completion of this offering, our executive officers, directors, and principal shareholders and their affiliated entities together will beneficially own approximately             % of our total outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or             % of our total outstanding ordinary shares if the underwriters exercise their over-allotment option in full. See “Risk Factors—Risks Related to Our ADSs and This Offering—The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.”

Implication of Being a Foreign Private Issuer and a Controlled Company

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. Following this offering, we intend to rely on home country practice to be exempted from the corporate governance requirement that we have a majority of independent directors on our board of directors. As a result, we will not have a majority of independent directors. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares, and we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Shanglue Xiao, the chairman of our board of directors and our chief executive officer, will beneficially own all of our then issued and outstanding Class B ordinary shares and will be able to exercise             % of our total voting power assuming the underwriters do not exercise their over-allotment option, or             % of our total voting power if the underwriters exercise their over-allotment option in full. Under the Nasdaq Stock Market Rules, a “controlled company” may elect not to comply with certain corporate governance requirements. Currently, we do not plan to utilize the “controlled company” exemptions with respect to our corporate governance practice after we complete this offering.

Corporate Information

Our principal executive offices are located at 15/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou 310000, Zhejiang Province, People’s Republic of China. Our telephone number at this address is +86 571 8168-8920. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.yunjiglobal.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents Class A ordinary shares;

•

“buyer” in a given period are to a user who places at least one order on our platform during such period, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.000005 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.000005 per share;

•

“GMV” are to the total value of all orders paid and shipped for merchandise sold on our platform, including the value of the merchandise sold as part of the membership packages, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any discounts and incentives. Our revenues recognized on a gross basis are net of the VAT and related tax surcharges paid, discounts and incentives, the value of the merchandises returned, and any adjustments due to the timing difference between shipping and receipt, which are included in the above GMV measure. Our revenues recognized on a net basis are net of the corresponding amount to be paid to the vendor, the principal in the transaction, in addition to the items mentioned above, which are included in the above GMV measure;

•	“member” are to an individual who registers an account on our flagship Yunji app and satisfies certain requirements such as purchasing a membership package;

•	“ordinary shares” are to our ordinary shares, par value US$0.000005 per share;

•	“our VIEs” are to Yunji Sharing Technology Co., Ltd., or Yunji Sharing, and Zhejiang Yunji Preferred E-Commerce Co., Ltd., or Yunji Preferred;

•	“our WFOE” are to Hangzhou Yunchuang Sharing Network Technology Co., Ltd.;

•	“repeat purchase rate” in a given period are calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period;

•	“RMB” and “Renminbi” are to the legal currency of China;

•

“SPUs” are to standard product units offered on our platform. The number of SPUs does not represent the number of distinct products offered on our platform. We assign the same SPU to the same type of product without distinguishing product specifics such as colors and sizes;

•

“transacting member” in a given period are to a member who successfully promotes our products to generate at least one order or places at least one order on our platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•	“users” are to individuals who access our platform through our mobile apps or sharing interfaces, including our members;

•	“Yunji Preferred” are to Zhejiang Yunji Preferred E-Commerce Co., Ltd.;

•	“Yunji Sharing” are to Yunji Sharing Technology Co., Ltd.; and

•

“Yunji,” “we,” “us,” “our company” and “our” are to Yunji Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of the end of December 2018 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

THE OFFERING

Offering price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares issued and outstanding immediately after this offering	Class A ordinary shares and Class B ordinary shares (or Class A ordinary shares and Class B ordinary shares if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.000005 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary Shares	Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. See “Description of Share Capital” for more information.

Over-allotment option	We[ and the selling shareholders] have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering or approximately US$ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows: (i) to enhance and expand our business operations, (ii) to enhance our technological capabilities, including our technology infrastructure, (iii) to expand and improve our fulfillment facilities, and (iv) for general corporate purposes, which may include funding working capital needs and potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time. See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	[We, our directors, executive officers, and all of our existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

[Directed Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related other persons associated with us through a directed share program.]

Listing	We intend to apply to have the ADSs listed on the Nasdaq Global Market under the symbol “YJ.” The ADSs and our Class A ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2019.

Depositary	Deutsche Bank Trust Company Americas.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018, summary consolidated balance sheets data as of December 31, 2016, 2017 and 2018 and summary consolidated statements of cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Summary Consolidated Statements of Operations Data:
Revenues:
Sale of merchandise, net	1,129,053	5,912,109	11,388,425	1,656,378
Membership program revenue	155,391	510,818	1,552,437	225,793
Other revenues	—	21,144	74,363	10,816

Total revenues	1,284,444	6,444,071	13,015,225	1,892,987
Operating cost and expenses(1):
Cost of revenues	(978,688)	(5,172,842)	(10,706,596)	(1,557,210)
Fulfilment	(184,407)	(569,410)	(1,162,051)	(169,013)
Sales and marketing	(138,046)	(707,735)	(955,128)	(138,918)
Technology and content	(18,207)	(58,159)	(143,645)	(20,892)
General and administrative	(12,153)	(50,153)	(147,208)	(21,410)

Total operating cost and expenses	(1,331,501)	(6,558,299)	(13,114,628)	(1,907,443)

Loss from operations	(47,057)	(114,228)	(99,403)	(14,456)

Financial income, net	154	11,564	46,068	6,700
Foreign exchange gain/(loss), net	1,525	(7,444)	(685)	(100)
Change in fair value of warrant liabilities	160	152	—	—
Other income, net	—	894	7,048	1,025

Loss before income tax expense, and equity in income of affiliates, net of tax	(45,218)	(109,062)	(46,972)	(6,831)
Income tax (expense)/benefit	20,550	3,331	(12,346)	(1,796)
Equity in income of affiliates, net of tax	—	7	2,992	435

Net loss	(24,668)	(105,724)	(56,326)	(8,192)

Less: net income attributable to non-controlling interests shareholders	—	—	(3,362)	(489)

Net loss attributable to Yunji Inc.	(24,668)	(105,724)	(59,688)	(8,681)

Accretion on convertible redeemable preferred shares to redemption value	(77,179)	(1,628,656)	(2,187,633)	(318,178)
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	—	—	(60,796)	(8,842)
Deemed dividend from preferred shareholders	132	—	107	16

Net loss attributable to ordinary shareholders	(101,715)	(1,734,380)	(2,308,010)	(335,685)

Net loss per share attributable to ordinary shareholders
Basic	(0.08)	(1.37)	(1.98)	(0.29)
Diluted	(0.08)	(1.37)	(1.98)	(0.29)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Net loss per ADS(2):
Basic and diluted
Weighted average number of ordinary shares used in computing net loss per share:
Basic and diluted	1,268,000,000	1,268,000,000	1,165,136,438	1,165,136,438

Pro forma net loss per share attributable to ordinary shareholders(3):
Basic and diluted			(0.029)	(0.004)
Weighted average number of shares used in calculating pro forma net loss per share:
Basic and diluted			2,024,130,110	2,024,130,110
Non-GAAP Financial Measure(4):
Adjusted net loss	(24,668)	(103,716)	(2,026)	(294)

Notes:    (1)    Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	—	144	3,192	464
Technology and content	—	98	4,434	645
General and administrative	—	1,545	41,932	6,099
Fulfillment	—	221	4,742	690

Total	—	2,008	54,300	7,898

(2)	Each ADS represents Class A ordinary shares.
(3)	See Note 26 of our consolidated financial statements included elsewhere in this prospectus.
(4)	See “—Non-GAAP Financial Measure.”

The following table presents our summary consolidated balance sheet data as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	287,107	328,741	1,519,146	220,951
Short-term investments	33,000	663,780	1,099,394	159,900
Inventories, net	97,443	332,778	675,543	98,254
Prepaid expenses and other current assets	80,724	226,098	410,439	59,696
Total assets	540,526	1,673,161	3,918,799	569,965
Accounts payable	158,790	770,025	1,432,274	208,316
Deferred revenue	112,295	323,551	546,975	79,554
Incentive payables to members	81,270	239,840	421,945	61,369
Refund payable to members	77,652	147,943	396,024	57,599
Other payable and accrued liabilities	35,899	81,377	197,962	28,792
Total liabilities	470,817	1,671,064	3,115,206	453,088

Total mezzanine equity	255,938	1,920,698	4,914,048	714,719
Total shareholders’ deficit	(186,229)	(1,918,601)	(4,110,455)	(597,842)

Total liabilities, mezzanine equity and shareholders’ deficit	540,526	1,673,161	3,918,799	569,965

The following table presents our summary consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	119,538	699,582	883,037	128,434
Net cash generated from/(used in) investing activities	3,002	(644,992)	(458,047)	(66,620)
Net cash generated from financing activities	123,915	26,255	747,921	108,780

Effect of exchange rate changes on cash and cash equivalents	6,367	(10,911)	34,594	5,031
Net increase in cash, cash equivalents and restricted cash	252,822	69,934	1,207,505	175,625
Cash, cash equivalents and restricted cash at beginning of the year	34,985	287,807	357,741	52,031

Cash, cash equivalents and restricted cash at end of the year	287,807	357,741	1,565,246	227,656

We regularly review a number of metrics, including the key metrics listed below, to evaluate our business, measure our performance, formulate financial projections, and make operating and strategic decisions:

	For the Year Ended December 31,
	2016	2017	2018
Buyers (in millions)	2.5	16.9	23.2
Transacting members (in millions)	0.6	2.3	6.1
Orders fulfilled (in millions)	13.5	75.8	153.4

	As of December 31,
	2016	2017	2018
Cumulative members (in millions)	0.9	2.9	7.4

Non-GAAP Financial Measure

In evaluating our business, we consider and use adjusted net loss as a supplemental measure to review and assess our operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss excluding share-based compensation.

We present adjusted net loss because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our operating results without considering the impact of share-based compensation, which are non-cash charges. We also believe that the use of this non-GAAP measure facilitate investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect our operations. Share-based compensation has been and may continue to be incurred in our business and is not reflected in the presentation of adjusted net loss. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net loss in 2016, 2017 and 2018 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(24,668)	(105,724)	(56,326)	(8,192)
Add: share-based compensation	—	2,008	54,300	7,898

Adjusted net loss	(24,668)	(103,716)	(2,026)	(294)

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

We commenced operations in 2015, and have a limited operating history. Our total revenues increased by 401.7% from RMB1,284.4 million in 2016 to RMB6,444.1 million in 2017, and by 102.0% from RMB6,444.1 million in 2017 to RMB13,015.2 million (US$1,893.0 million) in 2018. The total orders we fulfilled increased substantially from 13.5 million in 2016 to 75.8 million in 2017 and further increased to 153.4 million in 2018. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

If we fail to maintain membership loyalty or sustain membership growth, or fail to maintain member relationships effectively and retain existing members, our business and operating results may be materially and adversely affected.

We are a membership-based social e-commerce platform and therefore membership loyalty and growth are essential to our business. The cumulative number of our members reached approximately 7.4 million as of December 31, 2018. The growth of our business depends on our ability to maintain and increase the number of members on our platform and improve the level of their engagement. Individuals can become our members mainly by purchasing our membership packages at a fixed price. We currently do not charge membership renewal fees or periodic membership fees. We may decide to charge membership renewal fees or other type of fees in the future. Such change in practice may negatively impact the membership loyalty and result in a decline in the level of engagement of our members. Damage to our reputation or our failure to anticipate needs of and provide value-added services to our members, among other things, could also diminish membership loyalty and reduce activity of members on our platform, which could cause our revenue and operating income to decline and negatively impact our profitability.

Our membership growth depends on existing members to promote our products and invite new members through their social networks. Our members may decide not to promote our products or invite new members at any time. To increase our revenue, we must increase the number of, or level of activity of, our members. However, we may not be able to accurately predict how the number and level of activity of members may fluctuate, because we outsource provision of member services to third-party service companies. We work with third-party service companies and enter into agreements with them on an annual basis or for a longer term. These third-party service companies select service managers based on the standards we provide in our agreements and they hire, train and compensate service managers to provide training to our members. However, we cannot guarantee service managers selected by these third-party service companies will provide satisfactory performance. If the service managers fail to motivate our members or facilitate members’ product sales, we may lose our existing members and the level of activity of members may reduce on our platform. Service managers may voluntarily terminate their contracts with third-party service companies at any time. The loss of service managers or the loss of a significant number of members for any reason, could negatively impact our business operations, impair our ability to attract new members. In addition, if our existing and new business opportunities and incentives, products, services and other initiatives do not generate sufficient enthusiasm and economic incentive to retain our existing members or attract new members on a sustained basis, our operating results could be adversely affected. As a result, in order to maintain our business growth in the future, we need to increase our retention of existing members and continue to successfully attract additional members.

If we fail to anticipate user needs and provide products and services attractive to users, or fail to adapt our services or business model to changing user needs, emerging industry standards or rapid technological evolution, or fail to provide products at a satisfactory quality to our users, our business may be materially and adversely affected.

The e-commerce market in which we operate, and user needs and preferences are constantly evolving. As a result, we must continuously respond to changes in the market and user demand and preferences to remain competitive, grow our business and maintain our market position. We intend to further diversify our product and service offerings to contribute to our revenue sources in the future. New products and services, new types of customers or new business models may involve risks and challenges we do not currently face. We continually introduce new sales format on our platform to improve user engagement and our productivity. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. Furthermore, we may have difficulty in anticipating user demand and preferences, and the products offered on our platform may not be accepted by the market or be rendered obsolete or uneconomical. Therefore, any inability to adapt to these changes may result in a failure to capture new members and other users or retain existing members and other users, the occurrence of which would materially and adversely affect our business, financial condition and results of operations. In addition, if we are unable to provide products to users at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our business could be negatively impacted. We may also be subject to claims if our users are not satisfied with the quality of the products or do not have satisfactory experiences in general.

In addition, to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our platform. The internet and the e-commerce markets are characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products, features and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop and adapt to new technologies useful in our business, and respond to technological advances and emerging industry standards and practices, in particular with respect to mobile internet, in a cost-effective and timely way. We cannot assure you that we will be successful in these efforts.

We will not be able to exert the same level of influence or control over members and service managers as we could if they were our employees, and we may be subject to significant costs and reputational harm in the event our members violate any laws or regulations applicable to our operations.

Members and service managers, most of whom are also our members, are not our employees and do not enter into any employment contracts with us. Accordingly, we are not in a position to provide the same level of control over and oversight of members and service managers as we would if they were our employees. However, our members play an important role in promoting our products and inviting new members to our platform. Some members also interact frequently with the users in their social network regarding our products and platform.

Therefore, such users may associate the members with us and hold us accountable for any misconduct by our members. Also, service managers provide services to our members and communicate with them on a regular basis. The members they serve may view us as vicariously liable for any misconduct by service managers. We may be subject to lawsuits or reputational harm if, for example, a member misrepresents the functionality or provides inaccurate information of our products through the member’s social network, a member or service manager conducts any wrongdoings or otherwise violates applicable laws. While we have implemented policies and procedures designed to govern conduct of our members to comply with the regulatory regime in China and protect our goodwill and the third-party service companies have adopted policies to regulate the conduct of the service managers, there can be no assurance that members or service managers will comply with the policies and procedures. Violations by members or service managers of applicable law or of the policies and procedures could reflect negatively on our products and operations and harm our business reputation. While we have not experienced any significant problems affecting our products, operations or business reputation caused by violations by members or service managers of the policies and procedures, we cannot assure you that we will not face such problems in the future.

Any harm to our Yunji brand or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our Yunji ( ) brand among our members, other users, suppliers and third-party service providers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand if not properly managed. These factors include our ability to:

•	provide a superior shopping experience to our users;

•	maintain and grow our member and user base and keep our community, members and other users highly engaged;

•	maintain the popularity, attractiveness, diversity, quality and authenticity of our product offerings;

•	maintain the efficiency, reliability and quality of our fulfillment services to our users;

•	maintain or improve users’ satisfaction with our after-sale services;

•	increase brand awareness through marketing and brand promotion activities; and

•

preserve our reputation and goodwill in the event of any negative publicity on customer service, product quality, price or authenticity, data privacy and security, our industry and other players within the industry or other issues affecting us or other social e-commerce and e-commerce businesses in China.

Public perception that non-authentic, counterfeit or defective goods are sold on our platform or that we or third-party service providers do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new users or retain our current users. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform, products and services, it may be difficult to maintain and grow our member and user base, and our business and growth prospects may be materially and adversely affected.

If our business model were found to be in violation of applicable laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

In August 2005, the State Council promulgated the Regulations on the Prohibition of Pyramid Selling, which prohibits individuals and entities in China from engaging in pyramid selling. See “Regulation—

Regulations Relating to Pyramid Selling in the PRC.” In May 2017, we received a formal notice from the local Administration for Market Regulation in Hangzhou, which ruled that our sales and marketing practice prior to February 2016 violated the Regulations on the Prohibition of Pyramid Selling and imposed a fine of approximately RMB9.6 million (US$1.4 million). Since the early stage of our operations in 2015, the local governmental authorities in Hangzhou had been in discussion with us on potential violation by our then-existing business model of the Regulations on the Prohibition of Pyramid Selling, and we have adjusted our business practices since February 2016 to comply with the Regulations on the Prohibition of Pyramid Selling and other applicable regulations. We fully paid the fine in June 2017. In December 2018, we and Han Kun Law Offices, our PRC legal counsel, consulted with the competent government authority in Hangzhou, the district branch of SAMR having direct jurisdiction over our PRC entities that currently operate our membership-based social e-commerce platform, and the government authority verbally confirmed that these entities have conducted their business operations lawfully and none of these entities is in violation of the Regulations on the Prohibition of Pyramid Selling or any other applicable laws. Based on our discussion with the competent government authorities and the advice of Han Kun Law Offices, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. However, there is no assurance that the competent governmental authorities in China that we communicate with will not change their views, or the other relevant government authorities will share the same view as our PRC legal counsel, or they will find our business model not in violation of any applicable regulations, given the uncertainties in the interpretation and application of existing PRC laws, regulations and policies relating to our current business model, including, but not limited to, regulations regulating pyramid selling. Moreover, new laws, regulations or policies may also be promulgated in the future, and there is no assurance that our current business model will be in full compliance with the new laws, regulations or policies. If our business model were to be found in violation in the future, we will have to make adjustment to our business model or cease certain of our business operations, and the relevant governmental authorities may confiscate any illegal gains and impose a fine, which would have a material and adverse impact on our business, financial condition and results of operations.

Any change, disruption or discontinuity in the features and functions of major social networks in China could severely limit our ability to continue growing our member and user base, and our business may be materially and adversely affected.

Our success depends on our ability to attract and retain new members and other users and expand our member and user base. We leverage social networks in China as a tool for member and user acquisition and engagement. For example, we leverage social networks, such as WeChat, QQ and Weibo, to enable members to share product information and their experiences with products on our platform to their friends, family and other social contacts, who can purchase such products directly via the links shared by the members through social networks. A substantial portion of our member and user traffic comes from such member recommendation through social networks. To the extent that we are banned from using some or all functions of such social networks, or fail to leverage such social networks, our ability to attract or retain members and other users, and maintain an active community may be severely harmed. If WeChat, QQ or Weibo changes its functions or support, such as charging fees for functions or support that is currently provided for free, or stops offering its functions or support to us or discontinues its functions or support in general, we may not be able to locate alternative platforms of similar scale to provide similar functions or support in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our user base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

We face intense competition. We may lose market share and users if we fail to compete effectively.

The e-commerce industry in China is intensely competitive. We compete to attract, engage and retain members, other users, orders, and other participants on our platform. Our current or potential competitors include all major e-commerce companies in China and other internet companies in China that engage in social e-commerce businesses. See “Business—Competition.”

Our current or potential competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, higher user activity and loyalty or greater financial, technical or marketing resources than we do. Our competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including making investments and acquisitions for the expansion of their product and service offerings. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their IT systems and technology than us. In particular, some of these competitors have substantially greater financial resources that may allow them to initiate and sustain aggressive price competition and we experience increased competition when our competitors offer discounts or clearance sale for various reasons. If we are unable to offer products on our platform at competitive prices, we may experience increased negative pressure on pricing for our products and loss of users. Some of our competitors may also utilize social networks to attract users, which may divert traffic or attention of our potential users. In addition, new and enhanced technologies may increase the competition in the e-commerce industry. Increased competition may reduce our profitability, market share, user base and brand recognition. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Any disruption to our IT systems could materially affect our ability to maintain the satisfactory performance of our IT systems and deliver consistent services to our users.

The proper functioning of our IT systems is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain members and other users and our ability to maintain and deliver consistent services on our platform. However, our technology infrastructure may fail to keep pace with increased sales on our platform, in particular with respect to our new product and service offerings or in association with traffic and order surges during promotional events and holiday seasons, and therefore our users may experience delays as we seek to source additional capacity, which would adversely affect our results of operations as well as our reputation.

Additionally, we must continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades, and the failure to do so may impede our growth. We currently use cloud services and servers operated by external cloud service providers to store our data, to allow us to analyze a large amount of data simultaneously and to update our user database and profiles quickly. Any interruption or delay in the functionality of these external cloud service and server providers may materially and adversely affect the operations of our business.

We may be unable to monitor and ensure high-quality maintenance and upgrade of our IT systems and infrastructure on a real-time basis, and users may experience service outages and delays in accessing and using our platform to place orders. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional demand on our platform at specific times. Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, physical or electronic break-ins or other attempts to harm our systems could result in the unavailability or slowdown of our platform or reduced order fulfillment performance, which in turn could reduce the volume of products sold and the attractiveness of product offerings on our platform. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims. In addition, in order to ensure that our technology infrastructure can be comprehensively and rapidly upgraded, we need to constantly enhance our technology. Otherwise, we face the risk of our technology infrastructure becoming unstable and susceptible to security breaches, which we may be unable to identify or rectify rapidly and effectively. Such instability or susceptibility could create serious challenges to the security and uninterrupted operation of our platform and services, which would materially and adversely affect our business and reputation.

We may face challenges in expanding our product offerings and optimizing our product mix.

Our platform carries a wide range of products including, among others, household goods, cosmetics, food and beverage, childcare products, electronic appliances and fresh produce. Expansion into diverse new product categories and increase in number of products we offer involve new risks and challenges. Our lack of familiarity with these products and lack of relevant user data relating to these products may make it more difficult for us to anticipate user demand and preferences. We may misjudge user demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more complaints from members and other users about them and face costly product liability claims, which would harm our brand and reputation as well as our financial performance. Furthermore, we may not have much purchasing power in new categories of products and we may not be able to negotiate favorable terms with suppliers. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in the new product categories and our profit margin for these new product categories, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations. We cannot assure you that we will be able to recoup our investments in introducing these new product categories. In addition, some of our existing product categories may have lower profit margins than others, and failure to grow our existing product categories with higher profit margins may adversely impact our overall profitability and results of operations.

We have incurred net loss in the past and we may continue to experience losses in the future.

We incurred a net loss of RMB24.7 million, RMB105.7 million and RMB56.3 million (US$8.2 million) in 2016, 2017 and 2018, respectively. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, increase our number of members and other users, grow and diversify our supplier base, and optimize our cost structure. We may not be able to achieve any of the above. We intend to continue to invest heavily for the foreseeable future in our fulfillment infrastructure and technology platform to support an even more carefully curated selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses for in the future.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business, growth and profitability prospects may suffer.

We source products from third-party suppliers for our online platform. We had 1,369 suppliers as of December 31, 2018. Our suppliers include merchants of mainstream brands and emerging brands, and manufacturing partners we cooperate with. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We typically enter into one-year framework agreements with our suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with suppliers typically do not restrict the suppliers from selling products to others. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our suppliers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes.

In the event that we are not able to purchase products at favorable prices, our revenues and cost of sales may be materially and adversely affected. In the event any brand owner does not have authority from the relevant manufacturer to sell certain products to us, such brand owner may cease selling such products to us at any time. If our suppliers cease to provide us with favorable payment terms, our need for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our users, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their products to us due to any reason, our business, growth and profitability prospects may be materially and adversely affected.

Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, third-party manufacturing partners.

We rely on third-party manufacturing partners to manufacture our private label products. Our ability to grow revenues in the future will depend in part on our success in maintaining successful relationships with our manufacturing partners. As we do not enter into long-term contracts with third-party manufacturing partners, they may decide not to accept our future orders on the same or similar terms, or at all. If an manufacturing partner decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner, or at all. This may negatively impact our revenues and adversely affect our reputation, causing a material adverse effect on our financial condition, results of operations and prospects. In particular, a substantial portion of our GMV from private label products is generated from the sale of Solo Life ( ). If there is any adverse change to the nature of our relationship with the manufacturer of Solo Life or if the manufacturer of Solo Life decides to terminate its cooperation with us, the sale of our private label products and thus our results of operations may be negatively impacted. Moreover, some manufacturing partners may not fully comply with certain laws and regulations, such as consumer protection, labor and environmental laws. If any of our manufacturing partners is found to have violated laws and regulations in China, media reports on such violations may negatively affect our reputation and image, resulting in material adverse impact on our business, financial condition and results of operations. In addition, while we provide the designs of our products to the manufacturing partner, as well as guidance for manufacturing the products ordered by us, we do not have direct control over the manufacturing partners. If any of them is involved in unauthorized production and sale of goods using our brand name, our reputation, financial condition and results of operations may be materially adversely affected.

We use third-party logistics service providers to deliver our orders. If these third-party logistics service providers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We cooperate with a number of third-party logistics service providers to deliver our products to end customers. Interruptions to or failures in these third parties’ delivery services could prevent the timely or proper delivery of our products or may cause product damage or product loss during transit. These interruptions may be due to events that are beyond our control or the control of these third-party logistics companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. We may not be able to find alternative third-party logistics companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If our products are not delivered in proper condition or on a timely basis, our users may refuse to accept products purchased on our platform and lose confidence in our platform, and our business and reputation could suffer.

Furthermore, delivery personnel of contracted third-party logistics service providers act on our behalf and interact with our users personally. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. We have in the past received user complaints from time to time regarding our delivery and return and exchange services. Any failure to provide high-quality delivery services to our users may negatively impact the shopping experience of our users, damage our reputation and cause us to lose users.

If we are unable to successfully manage our relationships with third-party service companies or third-party business process outsourcing companies (BPOs), we may lose service managers or customer service representatives, or fail to provide superior customer services, which could negatively affect our business and operations.

We maintain a limited number of our own employees for customer services and rely on third-party business process outsourcing companies (BPOs) for outsourced customer services. Our customer service center in Hefei, Anhui Province provides real-time assistance to our users and it had 1,239 outsourced customer service representatives as of December 31, 2018. These outsourced customer service representatives may not have the same level of commitment to our users or be as well-trained as our own employees and we have less control over the services provided by them than our own employees. We typically enter into service agreements with third-party BPOs on an annual basis or for a longer term. In the event that one or more of these third-party BPOs unexpectedly become unable or unwilling to provide some or all of these services to us, our own employees may not be able to provide the necessary range of customer services. If these outsourced customer service representatives fail to perform in accordance with the terms of our agreements with third-party BPOs or fail to provide satisfactory customer service, or if waiting times are too long due to the high volume of calls from users at peak times, we may fail to meet user expectations and our brand and user loyalty may be adversely affected. Any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose users and market share.

We outsource provision of member services to third-party service companies and they hire, train and compensate service managers at our request. Service managers enter into service contracts with third-party service companies and are not our employees. We currently work with five third-party service companies and enter into agreements with them on an annual basis or for a longer term. These third-party service companies select service managers based on the standards we provide in our agreements. While we may oversee the performance of service managers and request these third-party service companies to replace service managers that do not meet our standards, management of service managers through third parties may not be as timely and effective were they our employees. If we are unable to enter into new agreements or extend existing agreements with these third-party service companies on terms and conditions acceptable to us, we may lose service managers. We may not be able to find alternative third-party service companies to provide similar services in a timely and reliable manner, or at all. Accordingly, our members may not receive sufficient training or support for promoting the products sold on our platform and they may become less motivated to promote our products via their social networks. Any termination of our arrangements with these third-party service companies, or their refusal to select service managers for us, could have a material adverse effect on our business, financial condition and results of operations.

The newly adopted E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.

As the e-commerce industry is still evolving in China, new laws and regulations may be adopted from time to time to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law generally provides that e-commerce operators must obtain administrative licenses if business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. In addition, the E-Commerce Law imposes a number of new obligations on e-commerce platform operators, including the obligations: (i) to verify and register platform merchants, (ii) to ensure platform cybersecurity, including, but not limited to, data privacy, (iii) to ensure fair dealing and the legitimate rights and interests of consumers on the platform, (iv) to publicize transaction information preservation and transaction rules, and (v) to protect intellectual properties. See “Regulation—Regulations Relating to E-Commerce” for further details. The new regulatory requirements may have a material adverse impact on our business and results of operations. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions.

The new E-Commerce Law also imposes a requirement on operators of e-commerce platforms, such as our company, to assist in tax collection with respect to income generated by sellers from transactions conducted on e-commerce platforms, including, among others, submitting to the tax authority information on the identities of sellers on e-commerce platforms and other information relating to tax payment. Failure to comply with the requirement may result in operators of e-commerce platforms being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms. Substantial uncertainties exist regarding the interpretation and implementation of the new E-Commerce Law. We encourage and incentivize members to promote the products on our platform. If the members were deemed to be selling our products on consignment basis, the PRC tax authorities may require our members to make tax registration and request our assistance in these efforts, pursuant to the new E-Commerce Law and our members may be subject to more stringent tax compliance requirements. Due to the lack of detailed interpretation and implementation rules, we are in discussion with the relevant government authorities on how to comply with the requirements under the new E-Commerce Law. The PRC government may adopt additional requirements from time to time, and we may be requested by tax authorities to provide further assistance in the enforcement of tax regulations, such as disclosure of transaction records and bank account information of the members, and withholding taxes for our members. If any of these were to occur, we may lose our existing members or fail to attract new members and the level of activity of members may reduce on our platform. We may also incur increased costs and expenses as a result. The tightened tax enforcement by PRC tax authorities in the e-commerce industry, such as imposition of reporting or withholding obligations on operators of e-commerce platforms with respect to tax payable of merchants on e-commerce platforms, may have a material and adverse effect on our business, financial condition and results of operations.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has grown substantially since our inception, and we expect continued growth in our business, revenues and number of employees. We plan to further expand our fulfillment infrastructure and technology platform and continue to optimize our product offerings. For example, we plan to add new warehouse facilities in additional locations across China. We also intend to continue to invest significant resources in training, managing and motivating our workforce. In addition, as we optimize our product offerings, we will need to work with new suppliers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers. We may have limited or no experience for certain new product offerings, and our expansion into these new product offerings may not achieve broad user acceptance. In addition, these offerings may present new and difficult technological or operational challenges, and we may be subject to claims if our users are not satisfied with the quality of the products or do not have satisfactory experiences in general. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. All these endeavors involve risks and will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our platform, or for products sold on our platform or content posted on our platform that infringe on third-party intellectual property rights, or for other misconduct.

We sourced our products from 1,369 suppliers as of December 31, 2018. We have been and may continue to be subject to allegations and lawsuits claiming that products sold or listed on our platform are counterfeit, unauthorized, illegal, or otherwise infringe third-party copyrights, trademarks and patents or other intellectual property rights, or that content posted on our user interfaces or shared by members through their social networks contain misleading or inaccurate information on description of products and comparable prices. Although we have adopted strict measures to protect us against these potential liabilities, including proactively verifying the authenticity and authorization of products sold on our platform through conducting offline investigations and immediately removing any counterfeit or illegal products or misleading information found on our platform, these measures may not always be successful or timely.

In the event that counterfeit, unauthorized or infringing products are sold on our platform or infringing or misleading content is posted on our platform, we could face claims or be imposed with penalties. We have in the past received claims alleging the sales of defective, counterfeit or unauthorized items on our platform. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Potential liabilities under PRC law for negligence in participating or assisting in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. In addition, in the event that any of our suppliers fail to obtain proper authorization to sell certain products to us, they may be prevented from selling products to us and we may become subject to claims or disputes alleging that some products are sold on our platform without proper authorization. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

Under our standard form agreements, we require suppliers to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers. However, not all of our agreements with suppliers have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See “—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.”

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our scale and business model require us to manage a large volume of inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our users may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable. We do not have the right to return unsold items to some of our suppliers.

Our net inventories have increased significantly in recent periods, from RMB97.4 million as of December 31, 2016 to RMB332.8 million as of December 31, 2017 and further to RMB675.5 million (US$98.3 million) as of December 31, 2018. Our inventory turnover days were 25.0 days in 2016, 15.0 days in 2017 and 17.0 days in 2018. We may include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. If we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation. Any of the above may materially and adversely affect our results of operations and financial condition.

Failure to successfully manage our fulfillment infrastructure expansion or any interruption in the operation of the warehouse facilities for an extended period may negatively affect our business, prospects and results of operations.

We believe that our fulfillment infrastructure, consisting of strategically located warehouses and front distribution centers, is essential to our success. We plan to add new warehouse facilities in more locations across China, including establishing more front distribution centers to enhance the efficiency in fulfilling the rapidly increasing orders placed from all areas in China. As we continue to add fulfillment capability, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to add suitable warehouse facilities on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our fulfillment infrastructure. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our fulfillment infrastructure successfully, it may not give us the competitive advantage that we expect if improved third-party fulfillment services become widely available at reasonable prices to e-commerce platforms in China.

In addition, our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of the warehouse facilities. Most of the warehouses we use are operated by third-party vendors. We provide our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis. Any decrease in the quality of service offered by these third-party vendors will adversely affect our reputation and business operations. The warehouse facilities may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of the warehouse facilities were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to recoup the investments we make to expand and upgrade our fulfillment and technology capabilities.

We have invested and will continue to invest in expanding our fulfillment infrastructure and upgrading our technology platform. We expect to continue to invest heavily in our fulfillment and technology capabilities for a number of years. We also intend to continue to add personnel and other resources to our fulfillment infrastructure and technology platform as we focus on expanding our product selection and offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

If we fail to remediate our material weaknesses and implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses and other significant control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (i) our lack of sufficient financial accounting staff and management with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP and SEC reporting and compliance requirements and (ii) our lack of sufficient documented financial closing policies and procedures, specially those related to period end cut-off and accruals. The material weaknesses, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses and other significant control deficiencies, we have taken measures and plan to continue to take measures to remediate these deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon the completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, beginning at the same time, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, once we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, or MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation, or the SAMR, the State Internet Information Office, and other governmental authorities in charge of the relevant categories of products sold and services provided by us. Together, these government authorities promulgate and enforce regulations that cover many aspects of our operation of social e-commerce platform, including entry into this industry, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits for our business operations. Although we hold all material licenses and permits that are necessary to our business, we have not obtained certain licenses, permits and filings for selling certain specific products or services on our platform. See “Regulation—Licenses, Permits and Filings.” For example, we have not obtained the internet audio-visual program transmission license for the audio-visual program services on our platform, and we are not qualified to apply for such license according to current applicable laws and regulations. In addition, we have not obtained the internet pharmaceutical information services qualification certificate for selling medical devices on our platform, and we have not completed filing for selling medical devices, distributing publications, providing live streaming services and selling food on our platform. We are in the process of applying for these licenses, permits and filings as permitted by relevant laws, regulations and practice of relevant PRC governmental authorities.

As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary actions from relevant governmental authorities regarding our business operations without the required licenses, permits or filings. However, we cannot assure you that we will not be subject to any penalties or disciplinary actions in the future. There exist substantial uncertainties with respect to interpretation and application of existing PRC laws, regulations and policies, and new laws, regulations or policies regulating the internet industry may also be promulgated in the future, which together result in substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses activities of, internet businesses in China, including our social e-commerce platform.

Our success depends on the continuing efforts of our senior management and key employees. If our senior management is unable to work together effectively or efficiently or if we fail to hire, retain and motivate key employees, our business may be severely disrupted.

Our success is significantly dependent upon the continued services of our management and other key employees. In particular, our founder and chief executive officer, Mr. Shanglue Xiao, and other management members are critical to our vision, strategic direction, culture and overall business success. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to locate suitable or qualified replacements easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management or key employees joins a competitor or forms a competing business, we may lose users, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between any of them and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce such agreements at all.

The increasing scale of our business also requires us to hire and retain a wide range of capable and experienced personnel and technology talents who can adapt to a dynamic, competitive and challenging business environment. Competition for talents is intense, and the availability of suitable and qualified candidates in China is limited. Competition for talents could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, these individuals may not choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if people or properties are harmed by the products we sell on our platform.

We sell products manufactured by third parties, some of which may be defectively designed or manufactured. Sales of such products could expose us to increasing liability associated with consumer protection laws in those areas, including product liability or health and safety claims relating to personal injury or illness, death, or environmental or property damage, and may require product recalls or other actions. Moreover, pursuant to applicable consumer protection laws in China, consumers or any third parties subject to such injury or damage may bring claims or legal proceedings against the e-commerce platforms as sellers of such products. Although we would have legal recourse against the manufacturer of such products under PRC law if the liabilities are attributable to the manufacturer, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to most of the products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

Our business generates and processes a large amount of data, and we are required to comply with PRC laws relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•

complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by PRC governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. See “Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” All these laws and regulations may result in additional expenses to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of our ADSs. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater attention and focus from regulators, and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected. In addition, regulatory authorities around the world have recently adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations.

Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the e-commerce industry is the secure storage of confidential information and its secure transmission over public networks. A substantial amount of the orders and the payments for products offered on our platform are made through our mobile apps. In addition, all online payments for our products are settled through third-party online payment services. We also share certain personal information about our users with contracted third-party suppliers and logistics service providers, such as their names, addresses, phone numbers and transaction records. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as user’s personal information, payment-related information and transaction information, is essential to maintaining user confidence.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold with respect to users on our platform. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our users may elect to make payment for purchases. The contracted third-party suppliers and logistics service providers we use may also violate their confidentiality obligations and disclose or use information about our users illegally. Individuals or entities obtaining our users’ confidential or private information illegally may further engage in various other illegal activities using such information, which may cause losses to our users and undermine their trust in our platform. We have received complaints from our users that their personal and transaction information has been leaked and used by others to conduct fraud or other illegal activities, which resulted in losses to these users, and we have also been subject to negative publicity relating to these incidents. We have examined our security system and measures after receiving the complaints, and believe that it is not us or our employees who leaked the user information to others or any other reasons attributable to us and we should not be held liable for the losses suffered by the users in accordance with the applicable PRC laws. To better protect the users on our platform, we have taken further measures to enhance our data protection policies and measures, require contracted third-party suppliers and logistics service providers to comply with their confidentiality obligations, and alert our users about the potential illegal activities associated with leakage of user information. There can be no assurance, however, that the measures we have taken are sufficient and effective to ensure the confidentiality and integrity of our data and confidential user information stored or transmitted through our platform. Any negative publicity on our platform’s safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security or the information security measures of our contracted third-party suppliers or logistics service providers or third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

We rely on third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

All online payments for products sold on our platform are settled through third-party online payment service providers. Our business depends on the billing, payment and escrow systems of these payment service providers to maintain accurate records of payments of sales proceeds by users and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services by our users;

•	increasing competition, including from other established PRC internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•	breach of users’ personal information and concerns over the use and security of information collected from users;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•

increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from users’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

In addition, the commercial banks and third-party online payment service providers that we work with are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers, which may in turn affect how they provide payment services to us. For example, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and payment service providers to unlicensed entities. The PBOC Notice intends to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting unlicensed payment settlement service business, to safeguard the fund security and information security. We believe that our cooperation with third-party online payment service providers is not in violation of the PBOC Notice, because we sell the products on our platform to users and receive payment from users through the third-party online payment service providers. We plan to explore and expand the marketplace business model in the near future, and will continue to work with third-party online payment service providers to support the new initiatives. We cannot assure you that the PBOC or other governmental authorities will find our cooperation model with third-party online payment service providers with respect to the marketplace business model to be in compliance with the PBOC Notice. If required by the PBOC or other relevant governmental authorities in the future, we may need to adjust or suspend our cooperation model with third-party payment service providers, and be subject to fines and other sanctions.

In addition, we cannot assure you that we will be successful in entering into and maintaining amicable relationships with these online payment service providers. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. Our current agreements with these service providers also do not prohibit them from working with our competitors. They could choose to terminate their relationships with us or propose terms that we cannot accept. In addition, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations.

Changes in our return and exchange policies may adversely affect our results of operations.

Pursuant to the Consumer Protection Law in China, as amended, except for certain types of products, such as custom-made goods, fresh and perishable goods, consumers are generally entitled to return the products purchased within seven days upon receipt without giving any reasons. We have adopted user-friendly return and exchange policies that make it convenient and easy for users to change their minds after completing purchases, including allowing users to return products purchased within seven days upon receipt without giving any reasons. We may be required by new laws or regulations to adopt new or amend existing return and exchange policies from time to time. These policies may subject us to additional costs and expenses which we may not recoup through increased revenue. If our return and exchange policy is misused by a significant number of users, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our users may be dissatisfied, which may result in loss of existing users or failure to acquire new users at a desirable pace, which may materially and adversely affect our results of operations.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

Certain lessors of our leased properties have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. We have not entered into written contracts with our lessors for some of our leased properties and the lessors of such properties may claim to terminate our leases. We may not be able to find alternative properties to lease in a timely and reliable manner, or at all. Some of the leased properties were also subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. We have subleased a portion of our leased properties to our PRC subsidiaries, VIEs and their subsidiaries as well as other third parties.

As of the date of this prospectus, we are not aware of any claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our leased properties could materially and adversely affect our business.

We lease properties for our offices and the warehouse facility that we operate. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our current leased properties as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2017, which was amended and restated in its entirety in March 2019 and referred to as the 2019 Plan in this prospectus, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. Under the 2019 Plan, we are authorized to grant options, restricted shares, restricted share units and other types of awards. As of the date of this prospectus, options to purchase a total of 91,326,900 Class A ordinary shares and 39,543,000 restricted share units have been granted and outstanding under the 2019 Plan. See “Management—2019 Share Incentive Plan.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges in the reporting periods following this offering.

Our results of operations are subject to seasonal fluctuations which could result in volatility or have an adverse effect on the market price of our ADSs.

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during the Chinese New Year holiday season in the first quarter of each year. Furthermore, online sales in China are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 each year and we hold a special promotional campaign in the second quarter of each year, both of which can affect our results for those quarters. Due to the foregoing factors, our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

Future strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may in the future enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, if we are presented with appropriate opportunities, we may invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. Future investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Although we are not aware of any copycat mobile apps that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the e-commerce industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Furthermore, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We rely on proper operation and maintenance of our mobile platform and internet infrastructure and telecommunications networks in China. Any malfunction, capacity constraint or operation interruption may have an adverse impact on our business.

Currently, substantially all of our sales of products are generated online through our mobile platform. Therefore, the satisfactory performance, reliability and availability of our mobile platform are critical to our success and our ability to attract and retain users. Our business depends on the performance and reliability of the internet infrastructure in China. The reliability and availability of our mobile platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide products and services could be adversely affected. Access to internet in China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give users access to our mobile platform. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our mobile platform. Service interruptions prevent users from accessing our mobile platform and placing orders, and frequent interruptions could frustrate users and discourage them from attempting to place orders, which could cause us to lose users and in turn suppliers and harm our operating results.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased food safety insurance for our products. In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our failure to comply with anti-corruption laws and regulations, or effectively control the corruptive activities of our employees, could severely damage our reputation, and materially and adversely affect our business, financial condition, results of operations and prospects.

We are subject to risks in relation to actions taken by us or our employees that may constitute violations of the anti-corruption laws and regulations. While we adopt strict internal procedures and work closely with relevant government agencies to assure compliance of our business operations with relevant laws and regulations, our efforts may not be sufficient to ensure that we comply with relevant laws and regulations at all times or prevent corruptive activities of our employees. If we or our employees violate any such laws, rules or regulations, we could be subject to fines and/or other penalties. Our reputation, corporate image, and business operations may be materially and adversely affected if we or our employees engage in corruptive activities or violate any anti-corruption laws or regulations or if we become the target of any negative publicity as a result of corruptive actions taken by us or our employees, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

We may increasingly become a target for public scrutiny, including complaints to regulatory agencies, which could severely damage our reputation and materially and adversely affect our business and prospects. Negative media coverage or publicity of us, our management or our employees or public dissemination of malicious assessments of our business could harm our reputation and cause us to lose market share, users and revenues and adversely affect the price of our ADSs.

The high volume of transactions taking place on our platform as well as publicity about our business create the possibility of heightened attention from the public, regulators and the media. Heightened regulatory and public concerns over consumer protection, consumer safety and data privacy and security issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity over these issues, due to the large number of transactions that take place on our platform and the increasing scope of our overall business operations. We may become the target of detrimental conduct by third parties, which include complaints, anonymous or otherwise, to regulatory agencies. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Moreover, as our business expands and grows, we may be exposed to heightened public scrutiny in jurisdictions where we already operate as well as in new jurisdictions where we may operate. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation as well as our business and prospects. Any illegal or immoral conducts by our management or employees could also result in negative publicity of us and thus harm our public image and reputation.

In addition, allegations, directly or indirectly against us, may be posted in social media or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, users and revenues and adversely affect the price of our ADSs.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters, health epidemics, and other calamities. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harms the PRC economy in general.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit PRC companies that are listed on U.S. securities exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. It is uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four”

accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are or will be subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record, and foreign investors are prohibited from engaging in the distribution of audio and video products in China via the internet in accordance with the Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated in 2018.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of these PRC subsidiaries is eligible to provide internet content-related services. As a result, we conduct such business activities through one of our VIEs, Zhejiang Yunji Preferred E-Commerce Co., Ltd., or Yunji Preferred, whose wholly owned subsidiary holds a VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services). Yunji Preferred is 99.0099% owned by Mr. Shanglue Xiao, the chairman of our board of directors and our chief executive officer, and 0.9901% owned by Mr. Huan Hao, a beneficial owner of the shares of our company. Mr. Shanglue Xiao and Mr. Huan Hao are PRC citizens. Our WFOE has entered into a series of contractual arrangements with our VIEs (including Yunji Preferred) and their respective shareholders, which enable us to:

•	exercise effective control over our VIEs;

•	receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results and their subsidiaries into our consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of our WFOE and our VIEs in China, both currently and immediately after giving effect to this offering, are not in violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, our VIEs and their respective shareholders governed by PRC law are not in violation of PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	imposing fines, confiscating the income from our WFOE or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs or our right to receive substantially all the economic benefits and residual returns from our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Our VIEs contributed 19.6% of our consolidated total revenues in 2018. We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to conduct our business. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest in our VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

Jishang Preferred, a wholly-owned subsidiary of Yunji Preferred, one of our VIEs, holds our VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services). In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over Yunji Preferred, and our ability to conduct these businesses may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have potential conflicts of interest with us. For example, Mr. Shanglue Xiao and Mr. Huan Hao are the shareholders of Yunji Preferred, one of our VIEs. Mr. Shanglue Xiao is the

chairman of our board of directors and our chief executive officer and Mr. Huan Hao is a beneficial owner of shares of our company. The shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIEs have executed shareholders’ voting rights proxy agreement to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of our VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our VIEs divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of our VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) each of the spouses of Mr. Shanglue Xiao and Mr. Huan Hao has respectively executed a spousal consent letter, under which each spouse agrees that she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the VIEs and the their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affected our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the variable interest entity contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on our VIEs for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay punitive interest.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and our VIEs. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our Yunji mobile app. We do not directly own the mobile apps due to the restrictions on foreign investment in businesses providing internet content-related services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, MIIT, and the Ministry of Public Security). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Our online platform, operated by Jishang Preferred, a wholly-owned subsidiary of Yunji Preferred, may be deemed to be providing commercial internet content-related services and online data processing and transaction processing services, which would require Jishang Preferred to obtain an ICP License and an EDI License. Each of ICP License and EDI License is under the category of value-added telecommunications business operating licenses, or VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in China, if any commercial internet content-related service or online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the VATS License of the operator of such mobile apps. Our Yunji mobile app has been registered on the VATS License held by Jishang Preferred.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in

China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by SAFE or other government authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. We do not expect that this offering will trigger MOFCOM pre-notification under each of the above-mentioned circumstances or any review by other PRC government authorities, except as disclosed in “Risks Related to Doing Business in China—The approval of the CSRC may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.” Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, PRC national security review rules that became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

MOFCOM approval may be required for our WFOE’s acquisition of certain PRC subsidiaries.

Pursuant to the M&A Rules, if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. Our WFOE acquired certain PRC subsidiaries that were wholly-owned, directly or indirectly, by Yunji Sharing, in 2018. Such acquisitions may be subject to MOFCOM approval, but were not submitted to the MOFCOM for approval. There is no definite penalty provided under M&A Rules for failure to obtain MOFCOM approval in transactions where such approval is required. If it is determined that MOFCOM approvals are required for the acquisitions, we may be required to revert the transactions. Nevertheless, considering that all the PRC subsidiaries involved in such transactions were wholly-owned, directly or indirectly, by Yunji Sharing, which is one of our VIEs, before the acquisitions, and the acquisition of the PRC subsidiaries are inter-group companies transactions, we understand that the failure to obtain the MOFCOM approvals for the acquisitions of the PRC subsidiaries will not have a material adverse effect on our financial condition and results of operations. Our WFOE acquired Shanghai Suye Cosmetics Co., Ltd, or Shanghai Suye, which was owned by an affiliated entity of Mr. Shanglue Xiao, in January 2019. Shanghai Suye was then transferred to Yunji Preferred from our WFOE in February 2019. The acquisition by our WFOE may also be subject to MOFCOM approval, but was not submitted to the MOFCOM for approval.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

If our shareholders who are PRC residents fail to make the required registration or to update the previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions into our PRC subsidiaries. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

All of our shareholders who we are aware of being subject to the SAFE regulations have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. The failure or inability of the relevant shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations Relating to Labor Protection in the PRC—Employee Stock Incentive Plan.”

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Regulation—Regulation—Regulations Relating to Labor Protection in the PRC—Employee Stock Incentive Plan.”

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our VIEs. We may make loans to our PRC subsidiaries and VIEs subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or VIEs or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIEs when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The approval of the CSRC may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval may not be required for the listing and trading of our ADSs on the Nasdaq Global Market in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, (ii) our WFOE was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners, and (iii) no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and users. Although cross-border business may not be an area of our focus, if we plan to sell our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

Risks Related to Our ADSs and This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We will apply to list our ADSs on the Nasdaq Global Market. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, users, suppliers or third-party sellers;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other e-commerce companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the e-commerce market;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs;

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs; and

•	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial.

Our executive officers, directors, and principal shareholders and their affiliated entities together beneficially own approximately 91.3% of our outstanding ordinary shares on an as-converted basis prior to this offering. Upon the completion of this offering, our executive officers, directors, and principal shareholders and their affiliated entities together will beneficially own approximately             % of our total outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or             % of our total outstanding ordinary shares if the underwriters exercise their over-allotment option in full. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$             per ADS, representing the difference between the initial public offering price of US$             per ADS and our adjusted net tangible book value per ADS as of December 31, 2018, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

Immediately prior to the completion of this offering, we will have a dual-class ordinary share structure. Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Immediately prior to the completion of this offering, all of the 949,960,000 ordinary shares held by Lanlan Ltd., an entity controlled by Mr. Shanglue Xiao, the chairman of our board of directors and our chief executive officer, will be re-designated as Class B ordinary shares. Upon the completion of this offering, Mr. Shanglue Xiao will beneficially own an aggregate of 949,960,000 Class B ordinary shares, which will represent             % of our total voting power, assuming the underwriters do not exercise their over-allotment option, or representing             % of our total voting power if the underwriters exercise their over-allotment option in full. Therefore, upon the completion of this offering, Mr. Shanglue Xiao will continue to have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

S&P Dow Jones and FTSE Russell have previously announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs representing our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have                  Class A ordinary shares issued and outstanding including                  Class A ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of the experts named in this prospectus, reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Your investment in our ADSs may be impacted if we are encouraged to issue CDRs in the future.

The PRC central government once proposed rules that would allow PRC technology companies listed outside China to list on the PRC stock exchanges through the creation of Chinese Depositary Receipts, or CDRs. It is uncertain if and when the CDR mechanism will be finalized and put in place due to evolving PRC government policies. Once the CDR mechanism is in place, we might consider and be encouraged to issue CDRs and allow investors to trade our CDRs on PRC stock exchanges. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our ADSs.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, which may include claims arising under the federal securities laws, although the arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the U.S. federal securities laws in federal courts. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. The state and federal courts sitting in New York generally respect the contractual decision of the parties to submit their disputes to arbitration and such arbitration provisions are generally enforceable under federal law and the laws of the State of New York, subject to certain exceptions, such as corruption, fraud or undue means. Therefore, we believe that the arbitration provision in the deposit agreement is enforceable under federal law and the laws of the State of New York. See “Description of American Depositary Shares—Jurisdiction and Arbitration” for more information.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-IPO articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The post-offering memorandum and articles of association that we have adopted and that will become effective immediately prior to the completion of this offering will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and the ADSs.

We have conditionally adopted amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq’s corporate governance requirements.

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to Nasdaq’s corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq’s corporate governance requirements. For example, neither the Companies Law of the Cayman Islands nor our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Following this offering, we intend to rely on home country practice to be exempted from the corporate governance requirement that we have a majority of independent directors on our board of directors. As a result of this and other home country practice we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Shanglue Xiao, the chairman of our board of directors and our chief executive officer, will own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ADSs or Class A ordinary shares to significant adverse U.S. income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, (taking into account the expected proceeds from this offering) and projections as to the market price of our ADSs following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIEs for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We will incur increased costs and become subject to additional rules and regulations as a result of being a public company.

As a result of this offering, we will become a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the online retail industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with our members, users, suppliers and other partners;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online retail industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$            if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering to expand our business operations as follows:

•	approximately US$ to enhance and expand our business operations;

•	approximately US$ to enhance our technological capabilities, including our technology infrastructure;

•	approximately US$ to expand and improve our fulfillment facilities; and

•

the balance for general corporate purposes, which may include funding working capital needs and potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations on Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2018:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic re-designation of 949,960,000 ordinary shares held by Lanlan Ltd. as 949,960,000 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic re-designation of all of our remaining 201,440,000 ordinary shares as 201,440,000 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (iii) the automatic conversion of all of our issued and outstanding 895,216,752 preferred shares into 895,216,752 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic re-designation of 949,960,000 ordinary shares held by Lanlan Ltd. as 949,960,000 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic re-designation of all of our remaining 201,440,000 ordinary shares as 201,440,000 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic conversion of all of our issued and outstanding 895,216,752 preferred shares into 895,216,752 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (iv) the sale of              Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands of US$)(3)
Mezzanine Equity:
Series Seed convertible redeemable preferred shares (US$0.000005 par value, 373,000,000 shares authorized, issued and outstanding on an actual basis; and nil outstanding on a pro forma and pro forma as adjusted basis)	287,592	—
Series A convertible redeemable preferred shares (US$0.000005 par value, 389,200,000 shares authorized, issued and outstanding on an actual basis; and nil outstanding on a pro forma and pro forma as adjusted basis)	304,083	—
Series B convertible redeemable preferred shares (US$0.000005 par value, 111,911,357 shares authorized, issued and outstanding on an actual basis; and nil outstanding on a pro forma and pro forma as adjusted basis)	103,063	—
Series B+ convertible redeemable preferred shares (US$0.000005 par value, 21,105,395 shares authorized, issued and outstanding on an actual basis; and nil outstanding on a pro forma and pro forma as adjusted basis)	19,981	—

Total mezzanine equity	714,719	—

	As of December 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands of US$)(3)
Shareholders’ equity/(deficit):
Ordinary shares (US$0.000005 par value, 9,104,783,248 shares authorized, 1,151,400,000 shares issued on an actual basis)	5	—
Class A ordinary shares (par value of US$0.000005 per share; nil authorized, issued and outstanding on an actual basis, 17,000,000,000 shares authorized, 1,096,656,752 shares issued and outstanding on a pro forma basis; 17,000,000,000 shares authorized, shares issued and outstanding on a pro forma as adjusted basis)	—	5
Class B ordinary shares (par value of US$0.000005 per share; nil authorized, issued and outstanding on an actual basis, 2,000,000,000 shares authorized, 949,960,000 shares issued and outstanding on a pro forma and pro forma as adjusted basis)	—	4
Additional paid-in capital	—	714,715
Statutory reserve	1,237	1,237
Accumulated other comprehensive income	8,082	8,082
Accumulated deficit	(608,091)	(608,091)
Non-controlling interests	925	925

Total shareholders’ (deficit)/equity(2)	(597,842)	116,877

Total mezzanine equity and shareholders’ (deficit)/equity(2)	116,877	116,877

Notes: (1)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ (deficit)/equity and total mezzanine equity and shareholders’ (deficit)/equity following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	A US$1.00 increase/(decrease) in the assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase/(decrease) each of additional paid-in capital, total shareholders’ (deficit)/equity and total mezzanine equity and shareholders’ (deficit)/equity by US$ million.
(3)	The pro forma and pro forma as adjusted equity securities are reflected using a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of the end of December 2018.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2018 was approximately US$116.7 million, representing US$0.10 per ordinary share as of that date and US$             per ADS, or US$             per ordinary share and US$             per ADS on a pro forma basis. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our issued and outstanding convertible preference shares. Dilution is determined by subtracting pro forma net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in pro forma net tangible book value after December 31, 2018, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been US$             , or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2018	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$             , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2018, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any share options or restricted share units outstanding as of the date of this prospectus. As of the date of this prospectus, there are 91,326,900 ordinary shares issuable upon the exercise of outstanding share options with exercise prices ranging from US$0.0925 per share to US$0.5 per share, and there are 39,543,000 outstanding restricted share units. To the extent that any of these options and restricted share units are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor a liability to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is final and conclusive, (ii) is not in respect of taxes, a fine or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or our ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

We commenced operations through Yunji Sharing Technology Co., Ltd., or Yunji Sharing, and launched our Yunji app in May 2015.

In November 2017, Yunji Inc. was established in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, Yunji Inc. established a wholly-owned subsidiary in Hong Kong, Yunji Holding Limited.

In February 2018, Yunji Holding Limited established a wholly-owned subsidiary in China, Hangzhou Yunchuang Sharing Network Technology Co., Ltd., or Yunchuang Sharing. In April 2018, we gained control over Yunji Sharing through Yunchuang Sharing by entering into a series of contractual arrangements with Yunji Sharing and its shareholders. The contractual arrangements with Yunji Sharing were subsequently amended and restated in December 2018.

In June 2018, Zhejiang Yunji Preferred E-Commerce Co., Ltd., or Yunji Preferred, was established. In the same month, we gained control over Yunji Preferred through Yunchuang Sharing by entering into a series of contractual arrangements with Yunji Preferred and its shareholders. The contractual arrangements with Yunji Preferred were subsequently amended and restated in December 2018. We have migrated all of our business operations under Yunji Sharing and its subsidiaries to Yunji Preferred and Yunchuang Sharing and their subsidiaries.

The following diagram illustrates our corporate structure, including our principal subsidiaries, our VIEs and our VIEs’ principal subsidiaries, as of the date of this prospectus:

Notes: (1)	Daqiao Network Technology (Hangzhou) Co., Ltd., Hangzhou Yuepeng Trading Co., Ltd., and Deqing Jijie Investment Management Partnership (Limited Partnership) each holds 65.53%, 28.09%, and 6.38% of the equity interests in Yunji Sharing, respectively. All of these entities are shareholders or affiliates of shareholders of our company. We plan to dissolve this entity in the near future as it does not engage in substantial business activities.
(2)	Mr. Shanglue Xiao and Mr. Huan Hao each holds 99.0099% and 0.9901% of the equity interests in Yunji Preferred, respectively. Mr. Shanglue Xiao and Mr. Huan Hao are both beneficial owners and directors of our company. Mr. Shanglue Xiao also serves as the chairman of our board of directors and the chief executive officer of our company and Mr. Huan Hao also serves as the chief technology officer of our company.
(3)	We plan to dissolve Zhejiang Jishang Network Technology Co., Ltd. in the near future as it does not engage in substantial business activities.

The following is a summary of the currently effective contractual arrangements relating to Yunji Sharing and Yunji Preferred.

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Yunchuang Sharing is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct certain of our business in China through Yunji Sharing and Yunji Preferred, our consolidated affiliated entities in the PRC, based on a series of contractual arrangements by and among Yunchuang Sharing, our VIEs and their shareholders. We refer to Yunchuang Sharing as our WFOE, and Yunji Sharing and Yunji Preferred collectively as our VIEs in this prospectus.

Our contractual arrangements with our VIEs and their respective shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOE and the contractual arrangements with our VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that provide us with effective control over our VIEs

Voting Trust Agreements and Powers of Attorney. Pursuant to the amended and restated voting trust agreement and powers of attorney, dated December 14, 2018, among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred, each of the shareholders of Yunji Preferred has executed a power of attorney to irrevocably authorize our WFOE, or any person designated by our WFOE, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Yunji Preferred, including, but not limited to, the right to (i) convene and attend shareholders’ meetings, (ii) sign and deliver written resolutions on behalf of such shareholder, (iii) vote on any resolution that requires shareholders to vote, such as the sale, transfer and disposal of all or part of the assets owned by a shareholder, and (iv) sell, transfer, pledge or dispose all or part of a shareholder’s equity interests in Yunji Preferred. The powers of attorney will remain effective until such shareholder ceases to be a shareholder of Yunji Preferred or otherwise instructed by our WFOE.

On December 17, 2018, our WFOE, Yunji Sharing and the shareholders of Yunji Sharing entered into an amended and restated voting trust agreement and powers of attorney, and each of the shareholders of Yunji Sharing executed a power of attorney, which contained terms substantially similar to the voting trust agreement and powers of attorney by and among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred described above.

Equity Interest Pledge Agreements. Pursuant to the amended and restated equity interest pledge agreement, dated December 14, 2018, among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred, the shareholders of Yunji Preferred have pledged 100% equity interests in Yunji Preferred to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive option agreement, the exclusive service agreement, the voting trust agreement and powers of attorney, as well as the performance by Yunji Preferred of its obligations under the exclusive option agreement and the exclusive service agreement. In the event of a breach by Yunji Preferred or any of its shareholders of contractual obligations under these contractual arrangements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Yunji Preferred and will have priority in receiving the proceeds from such disposal. The shareholders of Yunji Preferred also covenant that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until the pledges are released.

On December 17, 2018, our WFOE, Yunji Sharing and the shareholders of Yunji Sharing entered into an amended and restated equity interest pledge agreement, which contained terms substantially similar to the equity interest pledge agreement by and among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred described above.

We have completed the registration of the equity interest pledge under the amended and restated equity interest pledge agreements in relation to both Yunji Preferred and Yunji Sharing with the relevant office of the State Administration of Market Regulation in accordance with the PRC Property Rights Law.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Service Agreements. Pursuant to the amended and restated exclusive service agreement, dated December 14, 2018, between our WFOE and Yunji Preferred, our WFOE has the exclusive right to provide Yunji Preferred with operational supports as well as consulting and technical services required by Yunji Preferred’s business. Without our WFOE’s prior written consent, Yunji Preferred may not accept the same or similar operational supports as well as consulting and technical services provided by any third party during the term of the agreement. Yunji Preferred agrees to pay our WFOE service fees at an amount determined by our WFOE in its sole discretion, which should be paid within ten business days upon receipt of invoice from our WFOE. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive service agreement. To guarantee Yunji Preferred’s performance of its obligations thereunder, the shareholders of Yunji Preferred have pledged all of their equity interests in Yunji Preferred to our WFOE pursuant to the equity interest pledge agreement. The exclusive service agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by our WFOE in its sole discretion with 30 days’ prior written notice.

On December 17, 2018, our WFOE and Yunji Sharing entered into an amended and restated exclusive service agreement, which contains terms substantially similar to the exclusive service agreement between our WFOE and Yunji Preferred described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

Exclusive Option Agreements. Pursuant to the amended and restated exclusive option agreement, dated December 14, 2018, among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred, each of the shareholders has irrevocably granted our WFOE an exclusive option to purchase all or part of its equity interests in Yunji Preferred, and Yunji Preferred has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE may exercise such options at a price equal to the loan provided by our WFOE to the shareholders of Yunji Preferred, which price may be adjusted based on the proportion of the equity interests or assets to be transferred. Yunji Preferred and the shareholders of Yunji Preferred covenant that, without our WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Yunji Preferred, other than those created under the equity interest pledge agreement, (ii) transfer or otherwise dispose of their equity interests in Yunji Preferred, (iii) change Yunji Preferred’s registered capital, (iv) amend Yunji Preferred’s articles of association, (v) dispose any assets of Yunji Preferred or enter into any material contract (except in the ordinary course of business), or (vi) merge Yunji Preferred with any other entity. The exclusive option agreement has an initial term of ten years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by our WFOE in its sole discretion with ten days’ prior written notice.

On December 17, 2018, our WFOE, Yunji Sharing and the shareholders of Yunji Sharing entered into an amended and restated exclusive option agreement, which contained terms substantially similar to the exclusive option agreement by and among our WFOE, Yunji Preferred and the shareholders of Yunji Preferred described above, except that our WFOE may exercise the options to purchase the equity interests and assets of Yunji Sharing at the price of RMB1.00 or the lowest price permitted under applicable PRC law.

Loan Agreement. Pursuant to the loan agreement, dated December 14, 2018, between our WFOE and the shareholders of Yunji Preferred, our WFOE made loans in an aggregate amount of RMB12.12 million to the shareholders of Yunji Preferred for the sole purpose of making capital contribution to Yunji Preferred. The shareholders of Yunji Preferred can only repay the loans by the sale of all or part of their equity interests in Yunji

Preferred to our WFOE or its designated person pursuant to the amended and restated exclusive option agreement, and, to the extent permitted under PRC law, pay all of the proceeds from sale of such equity interests to our WFOE. In the event that the shareholders of Yunji Preferred sell their equity interests in Yunji Preferred to our WFOE or its designated person at a purchase price equal to or less than the principal amount of the loans, the loans will be interest free and the loans shall be deemed to be duly repaid. If the purchase price is higher than the principal amount of the loans, the excess amount will be deemed as interest on the loans and shall be paid to our WFOE. The term of the loan agreement is ten years from the date of the loan agreement, which may be extended upon mutual agreement.

Spousal Consent Letters. The spouses of the shareholders of Yunji Preferred have each signed a spousal consent letter agreeing that the equity interests in Yunji Preferred held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with our WFOE. Each spouse agreed not to assert any rights over the equity interest in Yunji Preferred held by the respective shareholder.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•

the ownership structures of our VIEs in China and our WFOE, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements between our WFOE, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 and selected consolidated statements of cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Selected Consolidated Statements of Operations Data:
Revenues:
Sale of merchandise, net	1,129,053	5,912,109	11,388,425	1,656,378
Membership program revenue	155,391	510,818	1,552,437	225,793
Other revenues	—	21,144	74,363	10,816

Total revenues	1,284,444	6,444,071	13,015,225	1,892,987
Operating cost and expenses(1):
Cost of revenues	(978,688)	(5,172,842)	(10,706,596)	(1,557,210)
Fulfilment	(184,407)	(569,410)	(1,162,051)	(169,013)
Sales and marketing	(138,046)	(707,735)	(955,128)	(138,918)
Technology and content	(18,207)	(58,159)	(143,645)	(20,892)
General and administrative	(12,153)	(50,153)	(147,208)	(21,410)

Total operating cost and expenses	(1,331,501)	(6,558,299)	(13,114,628)	(1,907,443)

Loss from operations	(47,057)	(114,228)	(99,403)	(14,456)

Financial income, net	154	11,564	46,068	6,700
Foreign exchange gain/(loss), net	1,525	(7,444)	(685)	(100)
Change in fair value of warrant liabilities	160	152	—	—
Other income, net	—	894	7,048	1,025

Loss before income tax expense, and equity in income of affiliates, net of tax	(45,218)	(109,062)	(46,972)	(6,831)
Income tax (expense)/benefit	20,550	3,331	(12,346)	(1,796)
Equity in income of affiliates, net of tax	—	7	2,992	435

Net loss	(24,668)	(105,724)	(56,326)	(8,192)

Less: net income attributable to non-controlling interests shareholders	—	—	(3,362)	(489)

Net loss attributable to Yunji Inc.	(24,668)	(105,724)	(59,688)	(8,681)

Accretion on convertible redeemable preferred shares to redemption value	(77,179)	(1,628,656)	(2,187,633)	(318,178)
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	—	—	(60,796)	(8,842)
Deemed dividend from preferred shareholders	132	—	107	16

Net loss attributable to ordinary shareholders	(101,715)	(1,734,380)	(2,308,010)	(335,685)

Net loss per share attributable to ordinary shareholders
Basic	(0.08)	(1.37)	(1.98)	(0.29)
Diluted	(0.08)	(1.37)	(1.98)	(0.29)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for percentages, share and per share data)
Net loss per ADS(2)
Basic and diluted
Weighted average number of ordinary shares used in computing net loss per share:
Basic and diluted	1,268,000,000	1,268,000,000	1,165,136,438	1,165,136,438

Pro forma net loss per share attributable to ordinary shareholders(3):
Basic and diluted			(0.029)	(0.004)
Weighted average number of shares used in calculating pro forma net loss per share:
Basic and diluted			2,024,130,110	2,024,130,110
Non-GAAP Financial Measure(4):
Adjusted net loss	(24,668)	(103,716)	(2,026)	(294)

Note: (1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	—	144	3,192	464
Technology and content	—	98	4,434	645
General and administrative	—	1,545	41,932	6,099
Fulfillment	—	221	4,742	690

Total	—	2,008	54,300	7,898

(2)	Each ADS represents Class A ordinary shares.
(3)	See Note 26 of our consolidated financial statements included elsewhere in this prospectus.
(4)	See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measure.”

The following table presents our selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	287,107	328,741	1,519,146	220,951
Short-term investments	33,000	663,780	1,099,394	159,900
Inventories, net	97,443	332,778	675,543	98,254
Prepaid expenses and other current assets	80,724	226,098	410,439	59,696
Total assets	540,526	1,673,161	3,918,799	569,965
Accounts payable	158,790	770,025	1,432,274	208,316
Deferred revenue	112,295	323,551	546,975	79,554
Incentive payables to members	81,270	239,840	421,945	61,369
Refund payable to members	77,652	147,943	396,024	57,599
Other payable and accrued liabilities	35,899	81,377	197,962	28,792
Total liabilities	470,817	1,671,064	3,115,206	453,088

Total mezzanine equity	255,938	1,920,698	4,914,048	714,719
Total shareholders’ deficit	(186,229)	(1,918,601)	(4,110,455)	(597,842)

Total liabilities, mezzanine equity and shareholders’ deficit	540,526	1,673,161	3,918,799	569,965

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	119,538	699,582	883,037	128,434
Net cash generated from/(used in) investing activities	3,002	(644,992)	(458,047)	(66,620)
Net cash generated from financing activities	123,915	26,255	747,921	108,780

Effect of exchange rate changes on cash and cash equivalents	6,367	(10,911)	34,594	5,031
Net increase in cash, cash equivalents and restricted cash	252,822	69,934	1,207,505	175,625
Cash, cash equivalents and restricted cash at beginning of the year	34,985	287,807	357,741	52,031

Cash, cash equivalents and restricted cash at end of the year	287,807	357,741	1,565,246	227,656

We regularly review a number of metrics, including the key metrics listed below, to evaluate our business, measure our performance, formulate financial projections, and make operating and strategic decisions:

	For the Year Ended December 31,
	2016	2017	2018
Buyers (in millions)	2.5	16.9	23.2
Transacting members (in millions)	0.6	2.3	6.1
Orders fulfilled (in millions)	13.5	75.8	153.4

	As of December 31,
	2016	2017	2018
Cumulative members (in millions)	0.9	2.9	7.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

As a leading social e-commerce platform in China, we have pioneered a unique, membership-based model that leverages the power of social interaction. We offer high-quality products at attractive prices and incentivize our members to promote our platform and share our products with their social contacts. We believe this, together with careful product curation, centralized merchandize sourcing and efficient supply chain management, has allowed us to grow organically and made us a trustworthy e-commerce platform providing superior customer experience.

We generate most of our revenues from selling the products on our platform to users, including members and non-member users. Users access our platform primarily through mobile channels. One can become a member of our platform mainly by accepting an invitation from existing members and purchasing our membership package. Our members enjoy a number of exclusive benefits and features, including more attractive prices than non-member users for products offered on our platform. We also provide incentives to members for promoting and initiating transactions of our products and inviting new members through their social networks. Our suppliers include both merchants of mainstream brands and emerging brands, and manufacturing partners we cooperate with. We fulfill orders mainly by collaborating with third-party logistics service providers in warehousing and last-mile delivery, cooperating with third-party online payment platforms in providing various payment options, and providing customer service through business process outsourcing (BPO) arrangement.

We have grown rapidly while at the same time improving our cost efficiency. Our total revenues increased by 401.7% from RMB1,284.4 million in 2016 to RMB6,444.1 million in 2017, and by 102.0% from RMB6,444.1 million in 2017 to RMB13,015.2 million (US$1,893.0 million) in 2018. We recorded net loss of RMB56.3 million (US$8.2 million), RMB105.7 million and RMB24.7 million in 2018, 2017 and 2016, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting China’s retail industry, including, among others, China’s overall economic growth, the increase in per capita disposable income, the growth in consumer spending and consumption upgrade, and the competitive environment in China. In addition, they are also affected by factors driving online retail in China, such as the growing number of online shoppers, the improved logistics infrastructure and the increasing adoption of mobile payments. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to attract members and users and increase their activities

Attracting, engaging and retaining users have been one of our key focuses since our inception. We measure our effectiveness in attracting, engaging and retaining users through several key performance indicators, including the number of buyers who place orders on our platform and the number of orders we fulfill. Our ability to attract and retain users and increase user activities depends on our ability to continue to offer carefully curated authentic products at attractive prices, provide superior shopping and social experience, and promote and enhance community value among members and other users. We have been able to build a large base of users through, among other means, word-of-mouth referrals via our members’ social networks. Only when our members are satisfied with the products and experience on our platform, would they stay active on our platform, and in turn promote our products and recommend platform to their family, friends and other social contacts. To grow our user base and keep them engaged, we have implemented a distinctive product offering strategy whereby we offer broad coverage of product categories with an aim of catering to the various daily needs of users and their households, but carefully select items within each category meeting the preferences of users with attractive pricing, and we design our sales formats to meet our members’ evolving needs and preferences. We also facilitate communications among members based on geographical location or shared interest. Furthermore, we provide incentives and organize campaign activities to enhance user activities.

Our ability to manage product offerings and supply chain

Our results of operations are also affected by whether we can successfully implement our product selection strategy and manage our product offerings. We offer broad coverage of product categories to cater to the various daily needs of our users and their households, but provide carefully curated items within each category to meet the preferences of our users. In December 2018, we offered an average of 6,613 SPUs on our platform on a daily basis, including products of mainstream brands, emerging brands and our own brands. While we will continue to work with reputable brand owners with good track records, we intend to broaden and deepen our cooperation with high-quality manufacturing partners to increase our offering of private label products. We review and continually monitor the performance of each SPU and supplier, and carefully manage the mix of products we offer, based on a number of metrics such as the preferences of users, revenue contribution and margin.

We make continual efforts to maintain and improve an efficient cost structure and create incentives for our suppliers to provide us with competitive prices. As our business further grows in scale, we strive to obtain more favorable terms from suppliers, including pricing terms and volume-based rebates. In addition, we aim to create value for our suppliers by providing an effective channel for selling large volumes of their products online and by offering them comprehensive information on customer preferences and market demand and ensuring the high quality of fulfillment services. We believe this value proposition also helps us obtain favorable terms from suppliers.

Our ability to conduct sales and marketing efficiently

A key advantage of our business model that distinguishes us from many other players in China’s e-commerce industry is our ability to leverage our members’ social networking activities to conduct sales and marketing efficiently. We provide incentives to members for promoting our products and inviting new members through their social networks, and the referral incentives are recorded as reduction of our revenues. We outsource some member services to third-party service companies, which select, hire and train service managers to provide the services. Most of the service managers are members. We pay member management fees to the third-party service companies for their product sales facilitation services. The member management fees have accounted for the substantial majority of our sales and marketing expenses.

In addition, we intend to invest more efforts in marketing and brand promotion activities. Such initiatives would not only support an increase in the number and activities of our members, but also allow us to expand our user base to reach a broader range of online purchasers. We believe an increase in the number of users accessing and making purchases on our platform, whether or not they are members, would result in significant growth in our revenues and scale.

Our ability to fulfill orders cost-effectively

Our results of operations depend in part on our ability to fulfill orders quickly and accurately, as it is an important part of a compelling customer experience. We provide centralized and comprehensive fulfillment and customer service to users primarily through collaboration with contracted third-party vendors. As of December 31, 2018, warehouse facilities in our fulfillment network included 17 central warehouses, 17 regional warehouses, 5 front distribution centers and 2 supermarket warehouses, with an aggregate gross floor area of approximately 323,517 square meters in 23 cities. We plan to expand the fulfillment infrastructure over the next several years to accommodate our future expansion plans and enhance customer experience. We have primarily relied on third-party logistics service providers to operate the warehouses and provide last-mile delivery, third-party online payment platforms to provide various payment options, and BPO arrangements to provide customer services. As our user base grows and business evolves, we may invest more resources in operating fulfillment facilities and hiring our own personnel to better meet the demands of our anticipated growth, and we must make such investments in a cost-effective manner.

Our ability to effectively invest in technology

We have invested, and will continue to invest, in research and development and technology. As our business grows, and as we continue to expand and enhance our platform, we will continue to invest in personnel with expertise in big data analytics and AI technologies, and other research and development personnel. In addition, we have dedicated and will continue to dedicate significant resources to research and development efforts, focusing on developing innovative applications and solutions aimed at providing more convenience to users, further enhancing our supply chain management capabilities and increasing our operational efficiency. Moreover, we will also continue to invest resources in the expansion and enhancement of our technology infrastructure to support the growth of our business. We expect that our research and development expenses will increase significantly in the near future.

Key Components of Results of Operations

Revenues

Revenues are comprised of sale of merchandise, net, membership program revenue and other revenues. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Sale of merchandise, net	1,129,053	87.9	5,912,109	91.7	11,388,425	1,656,378	87.5
Membership program revenue	155,391	12.1	510,818	8.0	1,552,437	225,793	11.9
Other revenues	—	—	21,144	0.3	74,363	10,816	0.6

Total	1,284,444	100.0	6,444,071	100.0	13,015,225	1,892,987	100.0

Revenues generated from sales of most products on our platform are recorded as revenues from sale of merchandise, net of discounts, coupons, referral incentives provided to members, return allowances and VAT. We acquire products from suppliers and sell them to users. We expect revenue generated from sale of merchandise will continue to account for a majority of our total revenues.

We earn membership fees from our members, who pay a fixed fee in exchange for (1) a package of selected products, (2) the right to receive member exclusive discounts for products sold on our flagship Yunji app,

(3) access rights to our flagship Yunji app and its member-exclusive features, (4) the right to receive units of Yun-coin upon a successful new member referral, (5) member exclusive training, and (6) certain units of Yun-coin. Yun-coin can only be used as credits when making purchases on our platform, with one unit of Yun-coin representing RMB1.00. Yun-coins cannot be redeemed for cash. Members may transfer Yun-coins to others for free.

Other revenues include revenues earned on net basis from sales of certain products on our platform, such as mobile phones, tickets to tourist attractions, bookings of cruise, group tour and hotel, and car insurance policies.

Operating Cost and Expenses

Operating cost and expenses consist primarily of cost of revenues, fulfillment expenses, sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating Cost and Expenses:
Cost of revenues	978,688	76.2	5,172,842	80.3	10,706,596	1,557,210	82.3
Fulfillment	184,407	14.4	569,410	8.8	1,162,051	169,013	8.9
Sales and marketing	138,046	10.7	707,735	11.0	955,128	138,918	7.3
Technology and content	18,207	1.4	58,159	0.9	143,645	20,892	1.1
General and administrative	12,153	0.9	50,153	0.8	147,208	21,410	1.1

Total	1,331,501	103.6	6,558,299	101.8	13,114,628	1,907,443	100.8

Cost of revenues. Cost of revenues consists of purchase price of merchandise, inbound shipping charges, write-downs of inventory and member training costs. Inbound shipping charges to receive merchandise from suppliers are included in the inventories, and recognized as cost of revenues upon sale of the merchandise to the customers.

Fulfillment expenses. Fulfillment expenses represent packaging material costs and those costs incurred in outbound shipping, operating and staffing our fulfillment and customer service facilities, including costs attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging and preparing customer orders for shipment, processing payment and related transaction costs and responding to inquiries from customers, depreciation expenses, payroll costs including share-based compensation expenses, and other daily expenses which are related to the purchasing functions. Fulfillment costs also include third-party payment transaction fees, such as bank card processing and debit card processing fees. We expect our fulfillment expenses to increase in absolute amounts in the foreseeable future as our sales volume grows.

Sales and marketing expenses. Sales and marketing expenses comprise primarily of member management fees, promotion expenses, payroll costs including share-based compensation expenses, depreciation expenses and other daily expenses which are related to the sales and marketing functions. We engage third-party vendors to provide member management services, which are ultimately performed by service managers who enter into contracts with the third-party vendors. Certain of our members (customers) have been engaged by third-party vendors to serve as service managers. We have concluded that the member management services provided by the service managers, including those who are also members, are for distinct services at fair value, and records the member management fees paid to the third-party vendors as sales and marketing expenses. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as our member base and business scale grows and as we seek to increase our brand awareness.

Technology and content expenses. Technology and content expenses are expensed as incurred and primarily consist of payroll costs including share-based compensation expenses, rental expenses, costs associated with the computing, storage and telecommunications infrastructure for internal use that support our system and the services of our apps and other expenses related to the technology and content functions, which are responsible for technology research and development and content editing. We account for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. We expect our technology and content expenses to increase in absolute amounts in the foreseeable future as we continue to invest in the expansion and enhancement of our technology capabilities to support the growth of our business.

General and administrative expenses. General and administrative expenses consist of payroll costs including share-based compensation expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human relations, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong, Yunji HongKong Limited, is subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2016 and 2017.

PRC

In accordance with PRC Enterprise Income Tax Law, foreign-invested enterprises and domestic companies are subject to enterprise income tax on their taxable income at a statutory rate of 25%. In accordance with the implementation rules of PRC Enterprise Income Tax Law, a qualified “High and New Technology Enterprise” is eligible for a preferential tax rate of 15%. The “High and New Technology Enterprise” certificate is effective for a period of three years. An entity may re-apply for the “High and New Technology Enterprise” certificate when the prior certificate expires.

Jishang Preferred obtained its “High and New Technology Enterprise” certificate on November 30, 2018. Therefore, Jishang Preferred is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent it has taxable income under the PRC Enterprise Income Tax Law, as long as it maintains the “High and New Technology Enterprise” qualification and duly conducts relevant tax filing procedures with the relevant tax authority.

Our other PRC subsidiaries, VIEs and their subsidiaries are subject to the statutory income tax rate of 25%.

In accordance with the relevant laws and regulations promulgated by the SAT effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 50% of qualified research and development expenses can only be claimed directly in the annual tax filing and subject to the approval from the relevant tax authorities. Effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 75% of qualified research and development expenses can be directly claimed in the annual tax filing.

We are subject to value-added tax rate of 16% on our sales of products, and 6% on the services provided to members (such as technology support, product promotion consulting and support, online training, customer service and order fulfillment), in each case less any deductible value-added tax we have already paid or borne. While we generate a portion of our revenues by selling products to end users through member referrals, such referrals are treated as if selling products to members while the members being deemed as selling products to end users on a consignment basis under PRC tax law. We are also subject to surcharges on value-added tax payments in accordance with the PRC tax law.

Dividends paid by our WFOE to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Revenues:
Sale of merchandise, net	1,129,053	87.9	5,912,109	91.7	11,388,425	1,656,378	87.5
Membership program revenue	155,391	12.1	510,818	8.0	1,552,437	225,793	11.9
Other revenues	—	—	21,144	0.3	74,363	10,816	0.6

Total revenues	1,284,444	100.0	6,444,071	100.0	13,015,225	1,892,987	100.0
Operating cost and expenses:
Cost of revenues	(978,688)	(76.2)	(5,172,842)	(80.3)	(10,706,596)	(1,557,210)	(82.3)
Fulfillment	(184,407)	(14.4)	(569,410)	(8.8)	(1,162,051)	(169,013)	(8.9)
Sales and marketing	(138,046)	(10.7)	(707,735)	(11.0)	(955,128)	(138,918)	(7.3)
Technology and content	(18,207)	(1.4)	(58,159)	(0.9)	(143,645)	(20,892)	(1.1)
General and administrative	(12,153)	(0.9)	(50,153)	(0.8)	(147,208)	(21,410)	(1.1)

Total operating cost and expenses(1)	(1,331,501)	(103.6)	(6,558,299)	(101.8)	(13,114,628)	(1,907,443)	(100.8)

Loss from operations	(47,057)	(3.6)	(114,228)	(1.8)	(99,403)	(14,456)	(0.8)

Financial income, net	154	0.0	11,564	0.2	46,068	6,700	0.6
Foreign exchange gain/(loss), net	1,525	0.1	(7,444)	(0.1)	(685)	(100)	(0.0)
Change in fair value of warrant liabilities	160	0.0	152	0.0	—	—	—
Other income, net	—	—	894	0.0	7,048	1,025	0.1

Loss before income tax expense, and equity in income of affiliates, net of tax	(45,218)	(3.5)	(109,062)	(1.7)	(46,972)	(6,831)	(0.4)
Income tax (expense)/benefit	20,550	1.6	3,331	0.1	(12,346)	(1,796)	(0.1)
Equity in income of affiliates, net of tax	—	—	7	0.0	2,992	435	0.0

Net loss	(24,668)	(1.9)	(105,724)	(1.6)	(56,326)	(8,192)	(0.5)

Note:    (1)    Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	—	144	3,192	464
Technology and content	—	98	4,434	645
General and administrative	—	1,545	41,932	6,099
Fulfillment	—	221	4,742	690

Total	—	2,008	54,300	7,898

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

Our revenues increased by 102.0% from RMB6,444.1 million in 2017 to RMB13,015.2 million (US$1,893.0 million) in 2018, primarily due to the growth in the number of our buyers from 16.9 million in 2017 to 23.2 million in 2018, and the growth in the number of orders fulfilled from 75.8 million in 2017 to 153.4 million in 2018. The significant increase in the number of buyers and number of orders fulfilled was primarily due to (i) our ability to continually optimize the mix of our product offerings and carefully curate products of higher quality at attractive prices to fulfill buyers’ needs, and (ii) our unique membership-based social e-commerce model that led to exponential growth in our member base, which we have relied upon for promotion of products and new membership referrals. Revenues from sale of merchandise, net increased by 92.6% from RMB5,912.1 million in 2017 to RMB11,388.4 million (US$1,656.4 million) in 2018 in line with growth in the total revenues. Membership program revenue increased by 203.9% from RMB510.8 million in 2017 to RMB1,552.4 million (US$225.8 million) in 2018, as our member base grew. Furthermore, as we diversified our product mix and revenue streams, our other revenues increased by 251.7% from RMB21.1 million in 2017 to RMB74.4 million (US$10.8 million) in 2018.

Operating cost and expenses

Our total operating cost and expenses increased by 100.0% from RMB6,558.3 million in 2017 to RMB13,114.6 million (US$1,907.4 million) in 2018. This increase was due to increases in all of our operating cost and expenses line items.

•

Cost of revenues. Our cost of revenues increased by 107.0% from RMB5,172.8 million, representing 80.3% of our total revenues, in 2017 to RMB10,706.6 million (US$1,557.2 million), representing 82.3% of our total revenues, in 2018, which reflects the increase in our sales of merchandise.

•

Fulfillment expenses. Our fulfillment expenses increased by 104.1% from RMB569.4 million, representing 8.8% of our total revenues, in 2017 to RMB1,162.1 million (US$169.0 million), representing 8.9% of our total revenues, in 2018. This increase was primarily attributable to an increase in our warehousing and logistics expenses from RMB446.7 million in 2017 to RMB866.6 million (US$126.0 million) in 2018, which was primarily due to the increase in sales volume. The increase in fulfillment expenses is also attributable to (i) an increase in third-party payment transaction fees from RMB48.4 million in 2017 to RMB114.7 million (US$16.7 million) in 2018, which was primarily due to increase in sales volume, and (ii) an increase in personnel costs from RMB62.8 million in 2017 to RMB123.1 million (US$17.9 million) in 2018, which was due to the increase in the number of our fulfillment employees from 291 as of December 31, 2017 to 392 as of December 31, 2018.

•

Sales and marketing expenses. Our sales and marketing expenses increased by 34.9% from RMB707.7 million, representing 11.0% of our total revenues, in 2017 to RMB955.1 million (US$138.9 million), representing 7.3% of our total revenues, in 2018. The increase in sales and marketing expenses was primarily attributable to (i) an increase in member management fees from RMB631.2 million in 2017 to RMB834.6 million (US$121.4 million) in 2018 due to the substantial increase in the number of our members, (ii) an increase in personnel costs from RMB25.5 million in 2017 to RMB34.8 million (US$5.1 million) in 2018, as the headcount of our sales and marketing personnel increased from 94 as of December 31, 2017 to 105 as of December 31, 2018, and (iii) an increase in market promotion fees from RMB31.0 million in 2017 to RMB44.9 million (US$6.5 million) in 2018 due to more brand and business promotion activities in 2018.

•

Technology and content expenses. Our technology and content expenses increased by 147.0% from RMB58.2 million, representing 0.9% of our total revenues, in 2017 to RMB143.6 million (US$20.9 million), representing 1.1% of our total revenues, in 2018, primarily due to (i) an increase in personnel costs from RMB43.6 million in 2017 to RMB86.6 million (US$12.6 million) in 2018, as the number of our research and development employees increased from 155 as of December 31, 2017 to 409 as of December 31, 2018, and (ii) an increase in costs of servers from RMB10.7 million in 2017 to RMB41.6 million (US$6.1 million) in 2018, which was due to the growth in user traffic.

•

General and administrative expenses. Our general and administrative expenses increased by 193.5% from RMB50.2 million, representing 0.8% of our total revenues, in 2017 to RMB147.2 million (US$21.4 million), representing 1.1% of our total revenues, in 2018. The increase was primarily attributable to (i) an increase in personnel costs from RMB22.2 million in 2017 to RMB54.9 million (US$8.0 million) in 2018, which was in turn due to an increase in headcount of general and administrative employees from 65 as of December 31, 2017 to 107 as of December 31, 2018, and (ii)

an increase in share-based compensation expenses from RMB1.5 million in 2017 to RMB41.9 million (US$6.1 million) in 2018, as we started to grant share-based awards in December 2017.

Loss from operations

Our loss from operations was RMB99.4 million (US$14.5 million) in 2018, compared to RMB114.2 million in 2017. Despite the significant growth in our revenues, our loss from operations did not improve as substantially, primarily due to an increase in share-based compensation expenses and greater campaign efforts that led to reduced margin.

Financial income, net

Our financial income, net was RMB46.1 million (US$6.7 million) in 2018, compared to RMB11.6 million in 2017. This increase was primarily due to increased return on investments in wealth management products. For 2017 and 2018, the expected return per annum ranged from 2.2% to 3.9%, and 2.1% to 4.8%, respectively, and the weighted average return of the wealth management products increased from 3.3% in 2017 to 4.1% in 2018. Furthermore, our cash balance increased in 2018 mainly due to the proceeds from the issuance of preferred shares during the period, which also contributed to the increase in financial income, net.

Foreign exchange gain/(loss), net

We recorded foreign exchange loss, net of RMB0.7 million (US$0.1 million) in 2018, compared to foreign exchange loss, net of RMB7.4 million in 2017 as a result of the loss for the exchange settlement of our preferred shareholders’ capital due to our reorganization, which was partially offset by the appreciation of the U.S. dollar against the Renminbi.

Income tax benefit/(expense)

We recorded income tax expense of RMB12.3 million (US$1.8 million) in 2018, compared to income tax benefit of RMB3.3 million in 2017, primarily because (i) the tax rate of Jishang Preferred changed from 25% in 2017 to 15% in 2018 because Jishang Preferred obtained a “High and New Technology Enterprise” certificate in November 2018, which resulted in a reduction of RMB35.7 million (US$5.2 million) of deferred tax assets on the revaluation in 2018, and (ii) our share-based compensation expense was RMB54.3 million (US$7.9 million) in 2018 compared to RMB2.0 million in 2017, partially offset by an increase in deduction for research and development expenses, which was RMB77.6 million (US$11.3 million) in 2018 compared to RMB22.9 million in 2017, as the number of our research and development employees increased.

Net loss

As a result of the foregoing, we recorded net loss of RMB56.3 million (US$8.2 million) in 2018, compared to RMB105.7 million in 2017.

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenues

Our revenues increased by 401.7% from RMB1,284.4 million in 2016 to RMB6,444.1 million in 2017, primarily due to the growth in the number of our buyers from 2.5 million in 2016 to 16.9 million in 2017, and the growth in the number of orders fulfilled from 13.5 million in 2016 to 75.8 million in 2017. The significant increase in the number of buyers and number of orders fulfilled was primarily due to changes in product mix and carefully curated selection of quality products at attractive prices to fulfill buyers’ needs, and substantial growth in our member base, which we have relied upon for promotion of products and new membership referrals.

Revenues from sale of merchandise, net increased by 423.6% from RMB1,129.1 million in 2016 to RMB5,912.1 million in 2017 in line with growth in the total revenues. Membership program revenue increased by 228.7% from RMB155.4 million in 2016 to RMB510.8 million, as our member base grew. Furthermore, as we diversified our product mix and revenue streams in 2017 by selling products for which revenue is recognized on a net basis, we generated other revenues of RMB21.1 million in 2017, as compared to nil in 2016.

Operating cost and expenses

Our total operating cost and expenses increased by 392.5% from RMB1,331.5 million in 2016 to RMB6,558.3 million in 2017. This increase was due to increases in all of our operating cost and expenses line items.

•

Cost of revenues. Our cost of revenues increased by 428.5% from RMB978.7 million, representing 76.2% of our total revenues, in 2016 to RMB5,172.8 million, representing 80.3% of our total revenues, in 2017, which reflects the increase in our sales of merchandise.

•

Fulfillment expenses. Our fulfillment expenses increased by 208.8% from RMB184.4 million, representing 14.4% of our total revenues, in 2016 to RMB569.4 million, representing 8.8% of our total revenues, in 2017. This increase was primarily attributable to an increase in our warehousing and logistics expenses from RMB153.2 million in 2016 to RMB446.7 million in the 2017, which was primarily due to the increase in sales volume. The increase in fulfillment expenses is also attributable to an increase in personnel costs from RMB16.7 million in 2016 to RMB62.8 million in 2017, which was due to the increase in the number of our fulfillment employees from 214 as of December 31, 2016 to 291 as of December 31, 2017.

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Sales and marketing expenses. Our sales and marketing expenses increased by 412.7% from RMB138.0 million, representing 10.7% of our total revenues, in 2016 to RMB707.7 million, representing 11.0% of our total revenues, in 2017, primarily attributable to an increase in member management fees from RMB102.2 million in 2016 to RMB631.2 million in 2017 due to the substantial increase in the number of our members.

•

Technology and content expenses. Our technology and content expenses increased by 219.4% from RMB18.2 million, representing 1.4% of our total revenues, in 2016 to RMB58.2 million, representing 0.9% of our total revenues, in 2017, primarily due to (i) an increase in personnel costs from RMB13.4 million in 2016 to RMB43.6 million in 2017, as the number of our research and development employees increased from 82 as of December 31, 2016 to 155 as of December 31, 2017, and (ii) an increase in costs of servers from RMB3.3 million to RMB10.7 million, which was due to the growth in user traffic.

•

General and administrative expenses. Our general and administrative expenses increased by 312.7% from RMB12.2 million, representing 0.9% of our total revenues in 2016 to RMB50.2 million, representing 0.8% of our total revenues in 2017. The increase was primarily attributable to (i) an increase in personnel costs from RMB5.9 million in 2016 to RMB22.2 million in 2017, which was in turn due to an increase in headcount of general and administrative employees from 29 as of December 31, 2016 to 65 as of December 31, 2017; (ii) an increase in professional service fees from RMB1.4 million in 2016 to RMB7.8 million in 2017; (iii) an increase in general corporate management expenses from RMB1.7 million in 2016 to RMB7.7 million in 2017; and (iv) an increase in office rental costs from RMB1.9 million in 2016 to RMB5.1 million in 2017.

Loss from operations

Our loss from operations was RMB114.2 million in 2017, compared to RMB47.1 million in 2016.

Financial income, net

Our financial income, net was RMB11.6 million in 2017, compared to RMB0.2 million in 2016. This increase was primarily due to increased return on investments in wealth management products. For 2016 and 2017, the expected return per annum ranged from 2.3% to 3.8%, and 2.2% to 3.9%, respectively, and the weighted average return of the wealth management products increased from 2.8% in 2016 to 3.3% in 2017.

Foreign exchange gain/(loss), net

We recorded foreign exchange loss, net of RMB7.4 million in 2017, compared to foreign exchange gain, net of RMB1.5 million in 2016, due to depreciation of the U.S. dollar against the Renminbi.

Income tax benefit

We recorded income tax benefit of RMB3.3 million in 2017, compared to RMB20.6 million in 2016. In 2017, valuation allowance on a large part of deferred tax assets were provided because we would not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries, while in 2016, one unprofitable subsidiary made an one-time profit, and valuation of RMB9.2 million was released.

Net loss

As a result of the foregoing, we recorded net loss of RMB105.7 million in 2017, compared to RMB24.7 million in 2016.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience less user traffic and purchase orders during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China hold special promotional campaigns on November 11 each year that boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign in the second quarter of each year, on May 16, to celebrate the anniversary of the founding of our platform. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	119,538	699,582	883,037	128,434
Net cash generated from/(used in) investing activities	3,002	(644,992)	(458,047)	(66,620)
Net cash generated from financing activities	123,915	26,255	747,921	108,780

Effect of exchange rate changes on cash, cash equivalents and restricted cash	6,367	(10,911)	34,594	5,031
Net increase in cash, cash equivalents and restricted cash	252,822	69,934	1,207,505	175,625
Cash, cash equivalents and restricted cash at beginning of the year	34,985	287,807	357,741	52,031

Cash, cash equivalents and restricted cash at end of the year	287,807	357,741	1,565,246	227,656

To date, we have primarily financed our operating and investing activities through cash generated by historical mezzanine equity financing activities. As of December 31, 2018, our cash, cash equivalents and restricted cash were RMB1,565.2 million (US$227.7 million). Our cash and cash equivalents consist of cash at banks. Cash held in accounts with third-party online payment platforms are recorded as other receivables.

Our accounts payable include merchandise purchase payables, warehouse and logistics fees payables and payable to suppliers representing the unpaid balances of cash collected by us on behalf of suppliers for products sold on our platform. As of December 31, 2016, 2017 and 2018, our accounts payable amounted to RMB158.8 million, RMB770.0 million and RMB1,432.3 million (US$208.3 million), respectively. These increases were primarily contributed by the substantial growth in merchandise purchase payables, which increased from RMB112.4 million as of December 31, 2016 to RMB595.9 million as of December 31, 2017 and RMB1,247.2 million (US$181.4 million) as of December 31, 2018, and reflected a significant growth in our sales volumes and scale of our operations. Our merchandise purchase payable turnover days were 24.2 days in 2016, 24.6 days in 2017 and 31.0 days in 2018. Merchandise purchase payable turnover days for a given period equal to average merchandise purchase payable at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.

Our net inventories have increased significantly in recent periods, from RMB97.4 million as of December 31, 2016 to RMB332.8 million as of December 31, 2017 and RMB675.5 million (US$98.3 million) as of December 31, 2018. These increases reflected the additional inventory required to support our substantially expanded sales volumes. Our inventory turnover days were 25.0 days in 2016, 15.0 days in 2017 and 17.0 days in 2018. Inventory turnover days for a given period equal to average inventory balances at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period. Our inventory balances will fluctuate over time due to a number of factors, including changes in our product mix. Our inventory balances typically increase when we prepare for special promotion events, such as the special promotional campaign on our founding anniversary May 16 and the online shopping festival on November 11.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months from the date of this prospectus. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2018, we had RMB1,565.2 million (US$227.7 million) in cash, cash equivalents and restricted cash, of which approximately 60.0% were held in Renminbi, 39.9% in U.S. dollars, and the remainder in other currencies. Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Corporate History and Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiary, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.

See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Use of Proceeds.”

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash generated from operating activities in 2018 was RMB883.0 million (US$128.4 million), as compared to net loss of RMB56.3 million (US$8.2 million) in the same period. In 2018, the principal items accounting for the difference between our net cash generated from operating activities and our net loss were (i) an increase in accounts payable of RMB662.2 million (US$96.3 million), (ii) an increase in incentive payables to members of RMB182.1 million (US$26.5 million), (iii) an increase in refund payable to members of RMB248.1 million (US$36.1 million), and (iv) an increase in deferred revenue of RMB223.4 million (US$32.5 million), partially offset by (i) an increase in inventories of RMB345.3 million (US$50.2 million), and (ii) an increase in prepaid expenses and other current assets of RMB184.3 million (US$26.8 million). The increases in accounts payable, incentive payables to members and inventories were primarily due to the growth of our business. The increase in refund payable to members was primarily due to an increase in the number of members referring products and hence becoming eligible to receive refunds. The increase in prepaid expenses and other current assets was primarily due to an increase in prepaid member training costs.

Net cash generated from operating activities in 2017 was RMB699.6 million, as compared to net loss of RMB105.7 million in the same period. In the year ended December 31, 2017, the principal items accounting for the difference between our net cash generated from operating activities and our net loss were (i) an increase in accounts payable of RMB611.2 million (US$89.0 million), (ii) an increase in deferred revenue of RMB211.3 million (US$30.8 million), and (iii) an increase in member management fees payable of RMB100.0 million (US$14.6 million), partially offset by (i) an increase in inventories of RMB242.8 million (US$35.4 million), and (ii) an increase in prepaid expenses and other current assets of RMB145.4 million (US$21.2 million). The increase in accounts payable was primarily due to the growth of our business and the resulting increase in our ability to negotiate more favorable payment terms from suppliers. The increase in advance from customers was primarily due to an increase in sales volume. The increase in member management fees payable was primarily due to an increase in the number of members. The increase in inventories was primarily due to the growth of our business. The increase in prepaid expenses and other current assets was primarily due to an increase in prepaid member training costs. The increase in other receivables was primarily due to an increase in cash held in accounts with third-party payment settlement platforms.

Net cash generated from operating activities in 2016 was RMB119.5 million, as compared to net loss of RMB24.7 million in the same period. In the year ended December 31, 2016, the principal items accounting for the difference between our net cash generated from operating activities and our net loss were (i) an increase in accounts payable of RMB130.2 million and (ii) an increase in deferred revenue of RMB64.1 million, partially offset by (i) an increase in inventories of RMB59.2 million, and (ii) an increase in prepaid expenses and other current assets of RMB79.0 million. The increase in accounts payable was primarily due to the growth of our business. The increase in advance from customers was primarily due to an increase in sales volume. The increase in inventories was primarily due to the growth of our business. The increase in prepaid expenses and other current assets was primarily due to an increase in prepaid member training costs.

Investing activities

Net cash used in investing activities in 2018 was RMB458.0 million (US$66.6 million), primarily due to purchase of short-term investments of RMB11,539.4 million (US$1,678.3 million) and purchase of property, equipment and software of RMB28.7 million (US$4.2 million), partially offset by maturity of short-term investments of RMB11,124.6 million (US$1,618.0 million).

Net cash used in investing activities in 2017 was RMB645.0 million (US$93.9 million), primarily due to purchase of short-term investments of RMB2,195.3 million (US$319.6 million) and purchase of property, equipment and software of RMB13.7 million (US$2.0 million), partially offset by maturity of short-term investments of RMB1,564.5 million (US$227.8 million).

Net cash generated from investing activities in 2016 was RMB3.0 million, primarily due to maturity of short-term investments of RMB45.0 million, partially offset by purchase of short-term investments of RMB33.0 million and purchase of property, equipment and software of RMB9.0 million.

Financing activities

Net cash generated from financing activities in 2018 was RMB747.9 million (US$108.8 million), mainly consisting of the proceeds from the issuance of preferred shares.

Net cash generated from financing activities in 2017 was RMB26.3 million (US$3.8 million), consisting of the proceeds from the issuance of preferred shares.

Net cash generated from financing activities in 2016 was RMB123.9 million, consisting of RMB137.3 million in proceeds from the issuance of preferred shares, partially offset by repayment of borrowing in the amount of RMB13.4 million.

Capital expenditures

Our capital expenditures were RMB9.0 million, RMB13.8 million and RMB28.7 million (US$4.2 million) in 2016, 2017 and 2018, respectively. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2018:

		Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease	34,730	13,126	19,925	1,679	—

Our operating lease obligations relate to our leases of offices. Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We adopted ASC Topic 606, “Revenue from Contracts with Customers,” for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to receive in exchange for those goods or services.

To achieve that core principle, we apply the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We assess its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

Revenue is recorded net of value-added tax.

Revenue recognition policies for each type of revenue steam are as follows:

Sales of merchandise

We primarily sell merchandise through its Yunji Apps. We present the revenue generated from its sales of merchandise on a gross basis as we have control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, We also assesse whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators. The cash collected from the sales of merchandise is initially recorded in Deferred revenue in the Consolidated Balance Sheets and subsequently recognized as revenue when the receipt of merchandise is confirmed by the customers, which is the point that the title of the merchandise is transferred to the customer. The revenue is recorded net of value-added tax, discounts, coupons, incentives and return allowances. Return allowances are estimated based on historical experiences and updated at the end of each reporting period.

Membership program

We earn membership fees from our members, who pay a fixed fee in exchange for (1) a merchandise gift package, (2) the right to receive member exclusive discounts for merchandise sold on the Yunji flagship app, (3) access rights to the Yunji flagship app and its member-exclusive features, (4) the right to receive units of Yun-coin upon a successful new member referral (“Referral Yun-coins”), (5) member exclusive training, and (6) units of Yun-coins (“New Member Yun-coins”). Each of these items represents a separate performance obligation. Yun-coin can be used as coupons for the member’s future purchases on our apps and therefore reflect material rights. In order to promote our membership program, we, at our discretion, allow our users to join the membership program by purchasing any merchandise of equivalent value of the membership fee through our flagship Yunji app within a defined period as an alternative way of paying the upfront fixed membership fee. When users become members in this manner, they are not entitled to the merchandise gift package and member-exclusive training. We allocate the transaction price to each performance obligation, after taking into consideration expected refunds payable to members, based on their relative standalone selling price. When the standalone selling price of a performance obligation is not directly observable, it is estimated by us by using an expected cost plus a margin approach. For the merchandise gift package, revenue is recognized when the receipt of the gift package is confirmed by the members. For the right to receive Referral Yun-coins, revenue is recognized when Referral Yun-coin is used and redeemed, or upon expiration if not redeemed. For New Member Yun-coins, revenue is recognized when the New Member Yun-coin is used and redeemed, or upon expiration if not redeemed. For member exclusive training, revenue is recognized when the training courses are delivered over the service period by the third party vendors engaged by us. For the remaining performance obligations, revenue is recognized over the period of the active life cycle of our members on a straight-line basis. The active life cycle of our members is estimated based on historical behavior of these members, which is approximately one year.

In addition, when members subsequently purchase merchandise, the members initially pay for their purchases at non-member regular prices, and then are issued refunds equal to the member-exclusive discounts from us as a credit upon the members confirming receipt of the merchandise. We record such anticipated refunds as a reduction of revenue and as discounts payables to the members.

Remaining performance obligations

The remaining performance obligations associated with our sale of merchandise represent the cash collected upfront from the customers for their purchase of merchandise on our apps, but the underlying merchandise has not yet been received by the customers, which is included in the presentation of deferred revenue.

Revenue allocated to remaining performance obligations of our membership program represents that portion of the overall transaction price that has been received (or for which we have an unconditional right to payment)

allocated to obligations under the membership program that we have not yet fulfilled, which is included in the presentation of deferred revenue.

Other goods and services

We offer products such as mobile phones, tourist attractions tickets, cruise, group tour, hotel reservation and car insurance through our apps. We present the revenue generated from such sales on a net basis as we do not have control of the goods or services or have the ability to direct the use of the goods or services and obtain substantially all of their benefits. Revenue is recognized when we have fulfilled its selling performance obligations on behalf of the principal in the transaction, which is either when the products are accepted by the customer, or once the order of the products become non-cancellable on our apps, depending on the terms of the particular agreement.

Refund payable to members

After joining our membership program, members are able to make referrals to other users through their social networks. We provide incentives to those referring members by paying a cash refund upon a successful merchandise referral.

Since customers are only able to receive referral incentives after they become members by paying the membership fees, the referral incentives related to merchandise referral are considered payments to customers (and are not payment for a distinct good or service) and accounted for as a refund payable to members. Such refunds are estimated at the time the membership fee is received and recorded as refund payable to members, and reduce the transaction price (that we expect to be entitled to keep) for the membership fee revenue recognition calculation described above accordingly. Any amount of referral incentives expected to be paid in excess of the initial membership fee received is recorded as refund payable to members (and reduces merchandise revenue subsequently generated from those members) at the time they make subsequent merchandise purchases, up to the amount of the expected future referral incentives.

The estimation of refunds payable to members is based upon the historical data of referral incentives earned by referring members within their active life cycle. Once the referral incentives are earned by the referring members, the amounts are transferred to the members’ individual Yunji flagship app accounts and reclassified from refund payable to members to Incentive payables to members.

Users Incentive Programs

We grant certain units of Yun-coin and other coupons (collectively referred to as coupons), from time to time, to our customers at our discretion in different situations. Yun-coins are not redeemable for cash and can be used as a coupon for the customer’s future purchase on our apps. The value of one unit of Yun-coin is equivalent to one RMB. The coupons granted can be categorized into (i) coupons granted concurrent with a revenue transaction and (ii) coupons granted not concurrent with a revenue transaction. When the coupon is granted concurrent with a revenue transaction, we determine whether the coupon represents a material right of the current transaction. If the coupon represents a material right, the transaction price is allocated between merchandise sale and the coupon based on the estimated standalone selling price taking into consideration the coupon’s forfeiture rate. If the coupon does not represent a material right, it is recognized as a reduction of revenue when they are applied in the future sales. When the coupon is not granted concurrent with a revenue transaction, we assess whether the coupons were granted in exchange for a distinct service at fair value. When the coupons are granted in exchange for a distinct service at fair value, they are recorded as expense upon grant. In this case, the person granted coupons in return for their service activities does not need to be a member. When the coupons are not granted in exchange for a distinct service, they can only be applied to the future purchase of certain specified merchandise. These coupons are not accounted for when they are granted and are recognized as a reduction of revenue when they are applied in future sales.

Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs of RMB0.1 million, RMB7.4 million and RMB2.5 million are recorded in cost of revenues in the consolidated statements of comprehensive loss for the years ended December 31, 2016, 2017 and 2018, respectively.

Share-based Compensation

On December 19, 2017, we adopted the 2017 Share Incentive Plan, or the 2017 Plan, which allows the compensation committee to grant options and restricted share units our directors and employees, and other personnel to acquire our ordinary shares at an exercise price as determined by the compensation committee at the time of grant. The 2017 Plan was subsequently replaced by the 2019 Plan in March 2019, and is no longer effective. The awards granted and outstanding under the 2017 Plan survive the termination of the 2017 Plan and remain effective and binding under the 2019 Plan. See “Management—2019 Share Incentive Plan.” Under the 2019 Plan, 227,401,861 ordinary shares were authorized and reserved for issuance.

Since adoption of the 2017 Plan, we granted options and restricted share units to our employees. All options and restricted share units granted have a contractual term of six years from the grant date, and the vest over a period of four years of continuous service, half (1/2) of which vest upon the second anniversary of the stated vesting commencement date and one-fourth (1/4) of the remaining will vest upon the third and fourth anniversaries of the stated vesting commencement date. Under the 2017 Plan, options are exercisable subject to the grantee’s continuous service.

We accounted for the share based compensation costs on a straight-line bases over the requisite service period for the award based on the fair value on their respectively grant date.

On December 19, 2017, June 30, 2018 and November 28, 2018, we granted 73,225,200, 12,021,500 and 5,540,000 stock options to our directors and employees, respectively. In addition, on December 19, 2017 and November 28, 2018, we granted 5,000,000 and 19,800,000 restricted share units to our directors and employees, respectively.

(a) Options

The following table sets forth the stock options activity for the years ended December 31, 2016, 2017 and 2018:

	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$
Outstanding as of January 1, 2016 and 2017	—	—	—	—
Granted	73,225,200	0.09

Outstanding as of December 31 2017	73,225,200	0.09	5.96	25,623

Granted	17,561,500	0.22
Forfeited	(3,674,300)	0.10

Outstanding as of December 31, 2018	87,112,400	0.12	5.09	60,399

Vested and expected to vest as of December 31, 2018	87,112,400	0.12	5.09	60,399

Exercisable as of December 31, 2018	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2017: US$0.44, December 31, 2018: US$0.81).

We uses the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value our options grants were as follow:

	2017	2018
Exercise price (USD)	0.0925	0.1~0.4
Exercise multiple	2.2~2.8	2.2~2.8
Risk-free interest rate	2.35%	2.53%~2.60%
Expected term (in years)	6	6
Expected dividend yield	—	—
Expected volatility	43.34%	40.87%~41.81%
Expected forfeiture rate (post-vesting)	5%	5%
Fair value of the underlying shares on the date of options grants (US$)	0.44	0.81
Fair value of share option (US$)	0.37	0.4

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. We recognized share-based compensation expenses of nil, RMB1.9 million and RMB48.3 million for share options granted under the 2017 Plan in the consolidated statements of comprehensive loss for the years ended 2016, 2017 and 2018, respectively.

As of December 31, 2016, 2017 and 2018, there was nil, RMB174.3 million and RMB181.1 million, respectively, in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 3.96 and 3.07 years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.

(b) Restricted share units

A summary of activities of the service-based restricted share units for the years ended December 31, 2016, 2017 and 2018 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at January 1, 2016 and 2017	—	—
Granted	5,000,000	0.44
Unvested at December 31, 2017	5,000,000	0.44
Granted	19,800,000	0.81

Unvested at December 31, 2018	24,800,000	0.74

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying our ordinary shares on the date of grant.

As of December 31, 2016, 2017 and 2018, no restricted share units were vested.

As of December 31, 2016, 2017 and 2018, there was nil, RMB14.3 million and RMB114.7 million in total unrecognized compensation expense, related to unvested RSUs, which is expected to be recognized over a weighted average period of 3.96 and 3.72 years, respectively.

For the years ended December 31, 2016, 2017 and 2018, our total share-based compensation expenses recognized for the restricted share units granted were nil, RMB0.2 million and RMB6.0 million, respectively.

Fair Value of Our Ordinary Shares

We are a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at various dates in order to determine the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees. Estimates will not be necessary to determine the fair value of new awards once the American depositary shares underlying our ordinary shares begin trading.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

Date	Fair Value per Ordinary Share (US$)	Discount Rate	DLOM	Type of Valuation
December 19, 2017	0.44	27.0%	19.0%	Retrospective
June 30, 2018	0.66	25.0%	15.0%	Retrospective
November 28, 2018	0.81	24.0%	14.0%	Retrospective

In determining the fair value of our ordinary shares, we relied in part on a valuation retrospectively determined with the assistance of an independent valuation firm based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management. We obtained a retrospective valuation instead of a contemporaneous valuation, because, on the various valuation dates, our financial and limited human resources were principally focused on our business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

We applied the income approach/discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our common shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

Discount rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in similar industries as we do, and (ii) their shares are publicly traded in developed capital markets, i.e., the United States.

Discount for lack of marketability, or DLOM. We also applied a DLOM to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenue growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 41.81% to 43.34% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Significant factors contributing to the difference in fair value determined

The determined fair value of our ordinary shares increased from US$0.44 per share as of December 19, 2017 to US$0.66 per share as of June 30, 2018. We believe the increase in the fair value of our ordinary shares was primarily attributable to the rapid organic growth of our business. We raised additional capital by issuing preferred shares in February and June 2018. The funding strengthened our financial status, and indicated an increase in investors’ confidence in our business prospect.

The determined fair value of our ordinary shares increased from US$0.66 per share as of June 30, 2018 to US$0.81 per share as of November 28, 2018. We believe the increase in the fair value of our ordinary shares was primarily attributable to the rapid organic growth of our business.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses and other significant control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (i) our lack of sufficient financial accounting staff and management with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP and SEC reporting and compliance requirements and (ii) our lack of sufficient documented financial closing policies and procedures, specially those related to period end expenses cut-off and accruals. The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017. We have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, including our chief financial officer, and plan to continue such hiring efforts. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting training programs for our financial reporting and accounting personnel. We plan to enhance an internal audit function and engage an external consulting firm to assist us to assess Sarbanes-Oxley Act compliance requirements and improve our overall internal controls. Furthermore, we plan to prepare comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period end financial closing process. However, we cannot assure you that all of these measures will be sufficient to remediate our material weaknesses in time, or at all.

Holding Company Structure

Yunji Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and most of our costs and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2018, we had Renminbi-denominated cash, cash equivalents and restricted cash of RMB939.7 million, U.S. dollar-denominated cash, cash equivalents and restricted cash of US$90.9 million. Assuming we had converted RMB939.7 million into U.S. dollars at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our U.S. dollar-denominated cash, cash equivalents and restricted cash would have been US$227.6 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash, cash equivalents and restricted cash would have been US$215.1 million instead. Assuming we had converted US$91.0 million into RMB at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB1,564.6 million. If the

RMB had depreciated by 10% against the U.S. dollar, our Renminbi-denominated cash, cash equivalents and restricted cash would have been RMB1,627.1 million instead.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

Large and fast-growing retail industry in China

China’s consumption expenditure has experienced substantial growth over the past few years. According to National Bureau of Statistics, total consumption expenditure increased from RMB37.3 trillion in 2015 to RMB42.2 trillion (US$6.2 trillion) in 2017, representing a compound annual growth rate, or CAGR, of 6.4%, and is expected to continue to increase rapidly to RMB61.4 trillion (US$8.9 trillion) in 2022, representing a CAGR of 7.8%.

The growth in consumption expenditure is mainly driven by the factors below:

•

Rising disposable income and middle-class in China. According to the National Bureau of Statistics, per capita disposable income grew at a CAGR of 8.7% from RMB22.0 thousand in 2015 to RMB26.0 thousand (US$3.8 thousand) in 2017, and is expected to grow at a CAGR of 8.0% to RMB38.1 thousand (US$5.5 thousand) in 2022. According to China Insights Consultancy, or CIC, there has also been continuous increase in the middle-class population, defined as individuals with an implied per capita monthly income between RMB2.5 thousand and RMB10.0 thousand (US$1.5 thousand), as it grew from 542.7 million in 2015 to 588.6 million in 2017, and is expected to increase to 692.1 million by 2022.

•

Consumption upgrade. Consumption upgrade refers to the trend where consumers prefer high quality and good services at attractive prices. According to CIC, an increasing number of Chinese consumers now tend to make their purchasing decisions based on quality, diversity, experience and customization. They also look for convenient and integrated shopping experience and customer services with higher standard. According to a survey conducted by CIC, or CIC Survey, the top factors affecting purchasing decisions are quality, authenticity of products, value for money, word-of-mouth, price and brand.

China’s thriving e-commerce industry

Driven by the expansion and increasing online penetration of retail market, China’s online retail industry has experienced tremendous growth, with the overall market size growing from RMB3.8 trillion in 2015 to RMB7.2 trillion (US$1.0 trillion) in 2017, representing a CAGR of 37.0%, and is expected to grow to RMB15.0 trillion (US$2.2 trillion) in 2022, representing a CAGR of 15.8%. The online penetration rate of retail market increased from 10.3% in 2015 to 17.0% in 2017, and is expected to further increase to 24.4% in 2022, according to China Internet Network Information Center and CIC.

Source: China Internet Network Information Center and CIC

Key trends in the growing e-commerce industry, according to CIC, include:

•

Increasing contribution from B2C e-commerce. The increasing sophistication of Chinese consumers led to higher demand for tailored and quality products. The B2C e-commerce business model is better positioned to capture such opportunities. According to CIC, compared to the C2C e-commerce business model, B2C e-commerce platforms are typically able to react quickly based on customer and market feedback collected, provide better customer services, adopt more stringent quality control measures, maintain higher flexibility in supply chain management and drive product innovation with customer-to-manufacturer (C2M) capabilities. As a result, according to CIC, the share of B2C in the overall e-commerce market grew from 51.0% in 2015 to 58.4% in 2017, and is expected to further increase to 64.2% in 2022.

Source: CIC

•

Women are the major spenders of a household. According to CIC, with the increase in disposable income, consumers in China started to have more leeway for spending on discretionary items, which has set the stage for a fast-growing e-commerce industry. And among these consumer and their households, women aged between 25 and 39 years old tend to be the major spenders, according to CIC Survey.

•

Well-established online payment and logistics infrastructure. Online payment has continued to flourish in China over the past few years, with the total number of users growing at a CAGR of 13.6% from 413.3 million in 2015 to 533.4 million in 2017, and the transaction volume through online payment systems growing at a CAGR of 28.0% from RMB11.9 trillion in 2015 to RMB19.5 trillion (US$2.8 trillion) in 2017, according to China Internet Network Information Center and CIC. In addition, average express delivery time has been reduced and customer satisfaction has been improved thanks to the well-established logistics system covering substantially all regions of China. According to State Post Bureau of The People’s Republic of China and CIC, the average express delivery time was 56.0 hours in 2017, and the average customer satisfaction score on express delivery services was 80.8 in 2017. The development of such infrastructure has vastly improved the convenience of and customer experience in online shopping, and paved the way for further geographical and categorical expansion in e-commerce.

The new social e-commerce industry in China

Overview of social e-commerce industry

Fueled by the strong overall economic growth and technological advancements, consumers in China are well-adapted to digital lifestyles and upgraded consumption levels. Increasing social and sharing elements in shopping have also been observed, which are driven by the following factors:

•

Increase in mobile internet usage, especially on social apps. With the proliferation of mobile internet, the new generation of consumers spends more time on mobile internet, especially on social apps, including social e-commerce apps. According to CIC, consumers’ average monthly time spent on major social e-commerce apps amounted to 19.4 billion hours in 2017, growing at a CAGR of 138.7% from 3.4 billion hours in 2015. There is also an increasing tendency to share one’s everyday life, including shopping needs and experience through social media, according to CIC.

•

Emergence of wider social connections. According to CIC, online social network has expanded from personal and familial relationships to communities and groups of common interests, which has become a major source of information acquisition and distribution, hence influencing one’s decision making in various aspects, including shopping decisions.

In the meantime, traditional search-based e-commerce has become increasingly inefficient and presented a number of challenges to various stakeholders. These key challenges include:

•

Customers: Overflow of information. From consumers’ perspectives, overflow of information on traditional e-commerce platforms became a pain point, according to CIC. While huge amount of products and information are available on traditional e-commerce platforms, such information is often unilateral, and difficult for customers to relate to and rely upon. The time and efforts required for customers to make informed purchase decisions became much higher.

•	Merchants:

•

Established brands: Increasing customer acquisition costs. As to established brands, direct customer acquisition costs for traditional e-commerce platforms have been increasing, which in turn squeezes the profit margins of the online businesses for these brands. Therefore, such brands turn to new and more cost-effective e-commerce platforms to reach and interact with customers.

•

Emerging brands: Difficulty in building brand awareness. As to emerging brands or quality original brand manufacturers, it is difficult for them to effectively and efficiently acquire customers and improve their brand awareness on traditional e-commerce platforms, as customers tend to search for established brands, who have already built their names and are able to devote more resources in both online and offline mass marketing.

In light of these challenges, social e-commerce, defined as the sharing-based online shopping model built on customers’ social networks and communities, has emerged as a solution:

•

Customers: Trusted source of information. Social e-commerce, characterized by recommendation and marketing through customers’ own social network and communities, saves customers time and effort by presenting to them the products they need through recommendations. Customers also tend to find recommendations by influencers, including friends and families, more trustworthy. There are also Key Opinion Leaders, or KOLs, who oftentimes generate content, including experience sharing, product demos, etc., and engage in various ways of interactions with their followers and communities, which enables them to build rapport with the community over time. According to CIC Survey, recommendations from influencers, communities and KOLs is one of the key factors affecting purchasing decisions.

•	Merchants:

•

Established brands: Cost-effective customer acquisition. Social e-commerce platforms combine the attributes of mobile e-commerce and social media through its sharing element, and leverage social networks of its customers to lower the costs of customer acquisition. They also allow established brands to receive direct and timely feedback from KOLs, their followers, influencers and communities, enabling them to adjust business strategies, conduct effective targeted marketing and enhance customer stickiness.

•

Emerging brands: Quickly establishing brand awareness. Social e-commerce platforms enables emerging brands to reach and interact with targeted customers through their personal and familial connections, communities and groups of common interests in a more cost-effective manner. The timely feedback from customers also allows emerging brands to better understand the market and further enhances their customer-to-manufacturer (C2M) capability.

As a result of the above factors, social e-commerce platforms experienced robust growth and commanded an increasing share of the overall online retail industry thanks to its well-established supply chain management, diversified products with high quality and scalability. The social e-commerce platform market grew from RMB38.3 billion in 2015 to RMB217.3 billion (US$31.6 billion) in 2017, representing a CAGR of 138.2%, and is expected to increase at a CAGR of 61.9% to RMB2,419.4 billion (US$352.3 billion) in 2022, according to CIC.

Source: CIC

Business model

Social e-commerce platforms are the major players in China’s social e-commerce market, defined as marketplaces that enables customers to conveniently browse, make purchases, share, promote and facilitate online transactions through their social networks by providing features such as IT infrastructure support, embedded marketing tools and content. These platforms can be further segmented by their business models into three types:

•	Membership-based model, where one has to become a member of the platform before enjoying some member-exclusive rights.

•	Content-sharing model, where customers’ purchasing decisions are initiated by sharing experience, generating a discover-purchase-share loop.

•	Team purchase model, where customers form a team to purchase products, typically at competitive prices, and are encouraged to invite others to join the team.

According to CIC, membership-based model has experienced the fastest growth among the abovementioned business models on social e-commerce platforms, with its market size growing from RMB0.9 billion in 2015 to RMB18.0 billion (US$2.6 billion) in 2017, representing a CAGR of 356.8%, and is expected to grow at a CAGR of 84.8% to RMB386.7 billion (US$56.3 billion) in 2022.

Source: CIC

Challenges faced by social e-commerce platforms

The key challenges faced by social e-commerce platforms, according to CIC, include:

•

Difficulty in attracting users and maintaining users’ engagement. An active community with robust growth is crucial to the development of a social e-commerce platform. With rising competition in the e-commerce industry, the cost of acquiring new users and maintaining high user stickiness has increased.

•

Effectiveness of users’ promotional activities. As users of social e-commerce platforms are typically not professional full-time sales or marketing personnel, they might not be best-equipped to effectively promote products even if they are users of the products themselves. There could be inconsistencies in product representation and disparity between users’ promotional efforts, which might in turn impact the platforms’ overall ability to market and/or sell products.

•

Inadequacy in quality control. As an emerging form of e-commerce, many social e-commerce platforms have yet to establish a sound quality control system. In particular, under C2C business models, platforms do not source products nor take principal of products listed. Platforms might be materially and negatively impacted by any product quality issues, including but not limited to potential penalties, litigation and reputational harm.

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Lack of logistics and back-end services support. Some early-adopters in social e-commerce industry, especially individuals or small-scale merchants under C2C business model and certain less-integrated B2C e-commerce platforms, have yet to build strong back-end support functions, such as logistics and e-payment capabilities. This may impact the users’ ability to effectively share and promote products, as well as fulfillment and overall efficiency of the platform.

Key success factors

Key success factors of social e-commerce platforms, according to CIC, include:

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Strong community bonding and highly sticky members. As social e-commerce leverages all kinds of social networks from familial and friends relationships to groups with common interests, e.g. following the same KOLs, establishing a strong community bonding and high customer loyalty is key to boosting the effectiveness of marketing and reducing the costs of customer acquisition.

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Full-serviced model enabling users to engage in buying and marketing of products easily. An integrated full-serviced social e-commerce platform which enables influencers, KOLs and members to easily navigate, share, create content and interact with other members, as well as provides the influencers, KOLs and members with centralized order fulfillment, product delivery and after-sale customers services, is likely to achieve higher customer stickiness, as it fulfills different needs of both members as buyers and as promoters of the products. Also, a full-serviced model maintains its advantage by providing marketing training for members to improve effectiveness of users’ promotional activities.

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Well-developed logistics and online payment infrastructure. A seamless shopping experience through strong online payment infrastructure and timely delivery empowered by well-established logistics infrastructure is likely to increase customer satisfaction level and result in higher customer loyalty.

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Advanced IT infrastructure. As the online retail market in China grew rapidly over the past five years, an advanced IT infrastructure has become crucial for platforms to handle sales during peak times. Moreover, for social e-commerce platforms, leveraging customer relationship management, or CRM, systems and AI-powered analyses on customers’ needs and feedback would enable them to better understand the market trends, such as common interests among certain groups of customers or the next hot-sellers on the platforms, and to create stronger bonding with the customers, thus raising the awareness of the platforms.

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Reliable and flexible supply chain with customer-to-manufacturer (C2M) capability and strong manufacturing partner network. Platforms equipped with reliable and flexible supply chain as well as customer-to-manufacturer (C2M) capabilities are more likely to better understand the customers’ needs and coordinate more effectively with the suppliers on marketing, inventory management, etc., so as to improve operating efficiency and provide products and services that are more tailored to customers’ demands.

BUSINESS

Mission

We aim to make commerce simpler and people’s lives better.

Overview

As a leading social e-commerce platform in China, we have pioneered a unique, membership-based model that leverages the power of social interaction. We offer high-quality products at attractive prices and incentivize our members to promote our platform and share our products with their social contacts. We believe this, together with careful product curation, centralized merchandize sourcing and efficient supply chain management, has allowed us to grow organically and made us a trustworthy e-commerce platform providing superior customer experience.

Our platform has attracted a large and growing base of users, including members and non-members. These users are actively purchasing products on our platform. Buyers on our platform increased from approximately 2.5 million in 2016 to approximately 16.9 million in 2017 and further to approximately 23.2 million in 2018. During the same period, our GMV increased by 428.1% from RMB1.8 billion in 2016 to RMB9.6 billion in 2017 and further increased by 134.4% from RMB9.6 billion in 2017 to RMB22.7 billion in 2018. In 2018, 66.4% of our GMV were from purchases made by our members and the remaining were from purchases made by non-members.

Members are the key participants on our platform and drivers of our substantial growth. Our members typically pay to gain access to a dedicated app that provides access to a curated selection of products, exclusive membership benefits and features, including discounted prices. Our members, typically middle-class consumers, are highly social and are interested in discussing and sharing their shopping experiences and various products within their social circles. Members often refer others to become members and are rewarded for doing so. Members can also promote products on various social platforms and are rewarded if those users purchase our products. We also provide support such as training, technology support and customer services and we handle all aspects of fulfillment and logistics, to make the process easier for them. As of December 31, 2018, we had accumulated 7.4 million members. We had approximately 6.1 million transacting members on our platform in 2018.

We offer products across a large variety of categories with the aim of catering to the various daily needs of our users and their households. We also add to our product offerings based on feedback and understanding of our members and users based on various analytics. While we offer products from mainstream and emerging brands, we also work with manufacturers directly to produce private labels. We are also extremely focused on the quality and pricing of our products. We have been intentionally maintaining a balance between expanding the product category coverage to meet our users’ evolving demand and controlling the number of SPUs in each category. As a result, we offered an average of 837, 2,315 and 6,613 SPUs on our platform on a daily basis in December 2016, December 2017 and December 2018, respectively.

We currently generate revenues primarily from selling products on our platform to users, including both members and non-members. Total orders we fulfilled increased substantially from 13.5 million in 2016 to 75.8 million in 2017 and further increased to 153.4 million in 2018. Our total revenues increased by 401.7% from RMB1,284.4 million in 2016 to RMB6,444.1 million in 2017, and by 102.0% from RMB6,444.1 million in 2017 to RMB13,015.2 million (US$1,893.0 million) in 2018. We recorded net loss of RMB56.3 million (US$8.2 million), RMB105.7 million and RMB24.7 million in 2018, 2017 and 2016, respectively.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

Unique membership-based social e-commerce platform with rapid growth

We have pioneered a unique membership-based social e-commerce model, offering a curated selection of high-quality products at attractive prices. According to China Insights Consultancy, we are the largest membership-based social e-commerce platform in China in terms of GMV. In addition to providing value and convenience to our members, we reward them for referring new members and promoting our products and helping to generate transactions using our tools and support. Our platform also enjoys meaningful network effects. As more members promote our platform, and the products and services on our platform, more transactions occur and our understanding of our users’ demands improve, allowing us to provide better products and services, which helps us acquire more members.

As of December 31, 2018, we had attracted over 7.4 million members, increasing from 0.9 million and 2.9 million as of December 31, 2016 and 2017, respectively. Our members are highly engaged. We had approximately 0.6 million, 2.3 million and 6.1 million transacting members on our platform in 2016, 2017 and 2018, respectively.

Efficient user acquisition and high user engagement driven by social interaction

We leverage social networks as an effective and efficient tool for user acquisition and engagement. Our members are rewarded when they promote our products through their social networks to people such as family members, friends and other social contacts and they subsequently make purchases. Given the close social connection between our members and their network, purchases are relatively more likely to occur. These help drive the growth of our overall user and buyer base and kept our customer acquisition costs low. We also provide tools to make it easy for members to promote our products, including refined product promotional materials as well as other tools and training to facilitate product sales. For purchases made through our members’ recommendation, we also provide centralized order fulfillment, product delivery and real-time customer service.

Our members are highly active in promoting the products on our platform through their social networks. In 2018, 64.7% of transacting members promoted products through their social networks where such promotion resulted in order placement on our platform. In the same period, 66.4% of our GMV were from purchases that our members made and we had approximately 93.6% repeat purchase rate from our transacting members. The buyers on our platform increased from approximately 2.5 million in 2016 to approximately 16.9 million in 2017 and further to approximately 23.2 million in 2018. Our sales and marketing expenses accounted for 10.7%, 11.0% and 7.3% of total revenues in 2016, 2017 and 2018, respectively.

Carefully curated product selection

We offer a carefully curated selection of quality products at attractive prices on our platform to help fulfill the various daily needs of our users and their households based on our understanding of their preferences. We have been continuously expanding the product categories available on our platform with the help of big data and analytics. Our procurement teams are able to utilize unique insights into our users’ needs and preferences as they work with our suppliers. Our customer-to-manufacturer (C2M) model also helps our suppliers to develop new and customized products to better fit our users’ preferences. In some cases, we also develop private label products with various manufacturing partners. We control the number of SPUs in each category to ensure quality. Due to the relatively limited number of SPUs, we can deliver large sales volumes per SPU for suppliers. This allows us to command better pricing and pass that on to our buyers, which contributes to enhancing user experience on our platform. Finally, we are focused on the quality of products and employ a strict selection process. In December 2016, December 2017 and December 2018, we offered an average of 837, 2,315 and 6,613 SPUs on a daily basis, respectively.

Win-win relationship with suppliers

Our suppliers benefit from our scale and highly efficient marketing capabilities. Through our business model, suppliers are able to market products in a cost effective manner. Our suppliers include merchants of mainstream and emerging brands, and manufacturing partners. We help mainstream brands expand their business in China and enable emerging brands and manufacturing partners to enhance brand awareness and recognition with broader distribution. We also collaborate with manufacturing partners to create private label products with generally higher margins.

Additionally, based on our understanding of our members and users, we help our suppliers improve their products and marketing strategy. Our data and analytics allow us to predict the demands for different products at different times and in different regions. By leveraging the feedback received from our members and the insights gained from our big data analytics, we help our suppliers adjust their operations, maintain an optimal inventory level and develop new and customized products catering to the needs of our users. Through these benefits that we provide to our suppliers, we are able to establish strong relationships with our suppliers and offer products at better prices.

Strong commitment to big data and technology

Technology is the foundation of our platform. Using big data and technology, we are able to improve our users’ shopping experience and our suppliers’ operational efficiency. We apply big data analytics and AI capabilities to create and provide customized recommendation and layout of products to members based on their profiles and purchasing patterns to enhance their shopping experience. The data that we collect and our analysis of the data provide us with a better understanding of our users’ demands and preferences. This allows us to better curate our products and manage our supply chain. Additionally, it allows us to recommend more relevant products to users. We are committed to enhancing our big data and technological capabilities. Our dedicated technology team, consisting of 409 employees as of December 31, 2018, comprises 40.4% of our total employees.

Experienced management team with proven track record

Our management team has extensive e-commerce, retail, social networks, engineering and financial management background and experience. Our founder, chairman of our board of directors and chief executive officer, Mr. Shanglue Xiao, has more than 15 years of experience in e-commerce. Our director and chief technology officer, Mr. Huan Hao, has 10 years of experience in technology companies, including Tencent and Oracle. Our chief operating officer, Ms. Jianjian Hu, has 20 years of professional experience in traditional retail sector, having served various roles at Walmart, Trustmart and Yonghui Superstores. Mr. Chen Chen, our chief financial officer, has 16 years of professional experience in accounting and auditing, including serving as a partner at one of the “Big Four” accounting firms, and has strong capability and extensive experience in financial management, risk assessment and internal control.

Our Strategies

We intend to further grow our business by pursuing the following strategies:

Further increase our member base and engagement

We will continue to leverage our existing members’ social reach and increase our marketing and brand promotion efforts to attract more members to our platform and increase member engagement. We have recently also started to open our platform to new members by no longer requiring an invitation to join in order to expand our member base broadly, although revenue generated from these new members has been immaterial to date. We will further enhance our value proposition and improve the tools and support that we provide to our members.

Expand and refine our products lineup

We plan to continue to expand our product offerings while maintaining our focus on quality. We will further develop and strengthen our cooperation with suppliers of emerging brands and manufacturing partners to provide better designed and customized products that match the specific demand and preferences of our users. We intend to invest in selected suppliers to deepen our cooperation with them. In addition, we have started and will further explore supply chain financing initiatives with selected suppliers to help them keep up with the demand of our platform.

In addition to our existing sales formats, we aim to further invest in other sales formats, such as our supermarket sales format. We believe this can further improve the shopping experience and help attract and retain more members and users. By leveraging our large user base and power of social networks, we plan to explore and expand the marketplace business model, allowing third-party merchants to sell their products on our platform to our members and users.

Strengthen our data and technological capability

We intend to increase our resources and investment in strengthening our technological capability, including big data analytics and AI, to improve the user experience on our platform. We will continue to invest in our customer-to-manufacturer (C2M) system, through which we can seamlessly connect our users with suppliers so that our suppliers can easily adjust their operation and provide customized products timely. We also plan to further enhance our AI-based recommendation system to promote best fit products for every single member and user who has different demand and preference.

Enhance our brand recognition

We believe that building our brand and strengthening the reputation of our platform are crucial to our continued success. We plan to invest more on marketing through online and social network channels, as well as traditional media channels such as commercial on TV and magazines.

Further improve our fulfillment capabilities

We will continue to expand and improve our fulfillment capabilities, mainly through partnering with third-party providers of warehouses and distribution centers, to keep up with our rapidly increasing scale. We will also deploy highly efficient fulfillment solutions such as warehouse management systems to improve the efficiency of order fulfillment.

Yunji Platform

We conduct our social e-commerce business primarily through our flagship Yunji app. In addition, we create visually appealing interfaces in mini programs and HTML-5 webpages available in major social platforms in China, including WeChat, QQ, Weibo, to promote our platform and products. Through these promotional channels, potential users can learn about our platform and visit our mobile apps.

Our members can easily share the mini programs and links to HTML-based webpages with their family, friends and other social contacts who may be interested in buying products on our platform. The promotional interfaces visually aid the shopping experience on our platform, and enable viral dissemination of product information on a large scale at low costs.

Yunji App

Our flagship Yunji app is used by our members and non-member users to discover, explore and purchase a wide range of high-quality products at attractive prices and to access other membership features and benefits. We have recently consolidated services to members and non-member users under the same app to open up our platform and provide better user experience. To date, revenue from product sales to non-member users not resulting from promotion made by existing members has been immaterial.

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One can become a member of our platform mainly by accepting invitation from existing members and purchasing our membership package. Our members can invite their social contacts to become our members by sending them an invitation link or QR code whereby the invitee can register an account on the Yunji app and purchase a membership package consisting of a set of selected products or services and access to the Yunji app containing membership benefits and features. Then the invitee becomes a member and can start browsing, shopping and accessing other membership features.

Note:    1. Yun-coin can only be used as credits when making purchases on our platform, usually 1 Yun-coin = RMB1.00

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The member can choose to view our product offerings by clicking on three of the tabs at the bottom of our user-friendly app interface, representing our three sales formats, i.e. flash sale ( ), supermarket ( ) and boutique virtual shops ( ). See “—Our Product Offerings—Sales Formats.” The following screenshots illustrate our different sales formats.

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The member can click on the desired product to view detailed product description and consider whether to make the purchase. In addition to the attractive price, the app also offers features to encourage the member to recommend his/her family, friends or other social contacts to purchase our products. In the product listings, the member can see the amount of incentives he/she will earn if someone purchases products via the links he/she shares through his/her social network. Our app provides the member with ready-to-use promotional materials containing product description and reviews, which can be easily posted on social network platforms such as WeChat, QQ and Weibo with the seamless integration of our platform with such social network platforms. The member may also create promotional materials on his/her own and share them with other members.

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The member can access our community feature by clicking on the “Discover” tab at the bottom of the app interface to see what other members are buying and sharing. Our members write product description and reviews, and upload photographs and short video clips to express their opinions on and share their experience with a variety of products. From time to time, we organize campaigns featuring popular brands and products, in which members can post product reviews on the Yunji app. These campaigns offer an open forum for members to share their experience with the relevant products, making it easier for members to find others with similar shopping interest.

Our Member Community

Our member community is driven by social connections. Users access our platform mostly through invitation and recommendation by our existing members via their social networks. As a result, new users come to us with established trust in their own family and friends, as well as shared interests and similar purchasing preferences with our existing members. Therefore, they are more likely to find our platform credible and refer our platform and products through their social networks. We keep close contacts with our member community to learn their changing consumption needs and preferences, which serve as crucial references to product curation and procurement for our supply chain team.

Members

One can become a member of our platform mainly by accepting invitation from existing members and purchasing our membership package. A membership package consists of a set of selected products or services and access to the Yunji app containing membership benefits and features. Membership packages are offered at a fixed price, depending on the different selection of products or services included in the package. A vast majority of our members purchase the membership package priced at RMB398. We currently do not charge renewal fees or periodic membership fees. We may also seek to diversify the ways that individuals can become members other than purchasing a membership package. Our members enjoy more attractive prices than non-member users when purchasing products on our platform, and receive incentives for promoting and initiating transactions of our products via their social networks and for inviting new members to our platform. We had a cumulative number of approximately 0.9 million, 2.9 million and 7.4 million members on our platform as of December 31, 2016, 2017 and 2018, respectively.

Our members generally come from middle-class households and make purchase decisions for their respective households. The majority of our members are female. Our members typically spend much time on social networks and take an interest in discussing trends and sharing shopping experience and product information among their social contacts. We offer social experience as an integral part of our member experience. Our members not only enjoy shopping as supported by membership benefits and features on our platform, but also can become more involved in the promotion of our products and platform and the building of our member community. Many of our members promote our products via their social networks, and some of them become influential opinion leaders within their social networks affecting the consumption preferences of many others. Our members also form groups based on their existing social network, geographic locations and interests, which allow them to obtain relevant product information more easily, and keep them engaged with our platform.

We provide members with benefits both in the form of Yun-coins and cash incentives. Through these benefits, we attract members to our platform and encourage and motivate our members to share product reviews and promotional materials of our products via their social networks. Members receive units of Yun-coin, each equivalent to RMB1.00, when they join as a member, when they successfully refer a new member, and from time to time as a form of coupon. Additionally, members enjoy exclusive discounts when purchasing products on our platform, and receive referral incentives for products sold via the links they share through their social networks. For each transaction completed from the promotion by a member, such member earns a certain percentage of the listed price, with the percentage being determined based on the market price and margin of the product. Additionally, we may provide extra incentive to a member depending on the number of completed promotions or purchases made as a result of the member’s referral. The referral incentive is allocated to the member’s account immediately following payment for the transaction, and may be used by the member after seven days following the receipt of product by the buyer. We also provide members with a variety of tools and support to enable them to promote our products via their social networks, including ready-to-use product promotional materials, online training to facilitate product sales, and centralized order fulfillment, product delivery and real-time customer service.

We facilitate member groups to provide support to members and enable further communication among members. The grouping system helps us enhance member engagement and promote community value. Driven by social interaction, our platform has accumulated a highly active member base. We had approximately 0.6 million, 2.3 million and 6.1 million transacting members on our platform in 2016, 2017 and 2018, respectively. In 2018, 64.7% of transacting members promoted products through their social networks where such promotion resulted in order placement on our platform. In the same period, 66.4% of our GMV were from purchases that our members made and we had approximately 93.6% repeat purchase rate from our transacting members.

We outsource some member services to third-party service companies and they hire service managers based on the standards we provide in our agreements with the third-party service companies. Most of service managers are also our members. Third-party service companies select service managers based on their capability in facilitating members’ product sales and in training members, and assign them to provide services to a group of members. The member groups operate on social network platforms such as WeChat, QQ and Weibo.

As of December 31, 2018, our members were served by more than 70,000 service managers. Service managers provide training and support to our members, including teaching members how to use our apps and platform, responding to questions from members on a daily basis, and organizing online training courses to share their sales experience. Service managers also facilitate members’ product sales, including monitoring and collecting member feedback on a real-time basis, designing and implementing marketing strategies for popular products in the member group, and helping to address member queries related to our products.

Non-Member Users

Through our members’ word-of-mouth referral via their social networks, our platform has garnered trust and attracted a large and growing base of users. Users actively purchase products on our platform. The number of buyers increased from approximately 2.5 million in 2016 to approximately 16.9 million in 2017 and further to approximately 23.2 million in 2018. Since our platform is recommended by family and friends, users may find us more credible and have more confidence in the quality of products offered on our platform.

Our Product Offerings

We implement a strategy of offering a mix of products of mainstream brands, emerging brands and private labels on our platform. We offer broad coverage of product categories with an aim of catering to the various daily needs of our users and their households, including beauty and personal care, household goods, food and fresh produce, computer and electronics, apparel, bags and cases, baby and maternity products and home appliances. Our top product categories that each contributed to more than 10% of our GMV are (i) beauty and personal care, food and fresh produce in 2016, (ii) beauty and personal care, food and fresh produce, computer and electronics, and household goods in 2017, and (iii) beauty and personal care, computer and electronics, food and fresh produce, and apparel, bags and cases in 2018, while each of the other product categories contributed less than 10% of our GMV in each of 2016, 2017 and 2018. Within each product category, we offer carefully curated items meeting the preferences of our users with attractive pricing. In December 2016, December 2017 and December 2018, we offered an average of 837, 2,315 and 6,613 SPUs for sale on our platform on a daily basis, respectively.

Product and Supplier Selection

Our product procurement team, consisting of 268 employees as of December 31, 2018, possess extensive knowledge and understanding of existing and potential users’ needs and preferences, and our big data capabilities enable us to better analyze market trends and understand customer behavior. We reflect such knowledge and understanding in product selection and when working with our suppliers. This customer-to-manufacturer (C2M) model allows us to source products in response to evolving customer needs and preferences, and enable us to help our suppliers, especially our manufacturing partners, provide products better designed for end customers and manage regional inventory storage. From time to time, we are directly involved in the product design process of our manufacturing partners. We review and continually monitor the performance of each SPU based on a few key dimension, in particular revenue contribution and margin, and suspend and replace SPUs with poor performance each month.

We believe it is crucial for us to carefully select the suppliers with high-quality product offerings, and empower them with our understanding of market trends and insights on customer behavior to better design products meeting customer preferences. We have adopted a set of selection guidelines for identifying potential suppliers. Our key supplier selection criteria include size, reputation, sales records among consumers similar to those in our user community, and product offerings. Once a potential supplier is identified, we conduct due diligence reviews on its qualifications. We generally choose to work with reputable brand owners with good track records and high-quality product offerings. For manufacturing partners producing private labels, we conduct on-site visits and examine candidates based on our selection criteria, including the relevant qualifications and governmental permits. We also conduct detailed factory auditing on the supplier’s manufacturing capability and production process to control product quality.

Sales Formats

We offer products in three sales formats—flash sale, supermarket and boutique virtual shops.

Flash sale ( ). We organize flash sale events every day to sell a finite quantity of discounted products for a limited period of time beginning at 9:00 a.m. (Beijing time) each day. To foster user interest, we periodically analyze historical data, seasonality and user feedback to determine the types of products we should offer for different hours and days. In addition, we carefully adjust our product mix to achieve a balanced and complementary product offering across different product categories so as to maximize sales.

Supermarket ( ). Supermarket is our online grocery store selling products meeting the day-to-day needs of our members, such as milk, fruits and snacks. Many of our members are young mothers managing household, and grocery shopping is an essential part of their daily lives. Recognizing its significant potential in enhancing member stickiness to our platform, we have introduced the supermarket format to be a convenient destination for our members’ daily grocery shopping.

Boutique virtual shops ( ). We sell products of selected brands also through virtual shops dedicated to the respective brands on our platform. Through these boutique virtual shops, our members can purchase branded products without the quantity and time limit of the flash sale format. This sales format is a new initiative to meet demand of our existing members and attract new members.

To complement our existing direct sales business model, we plan to launch a marketplace business whereby third-party merchants can sell products on our platform and pay us commissions on their sales. We believe this can help further expand our product offerings, improve the shopping experience, and attract and retain more members and users.

Pricing

We strive to offer attractive pricing for all the products offered on our platform. We make continual efforts to maintain and improve an efficient cost structure and create incentives for our suppliers to provide us with competitive prices. For the products with recognized brand names, we set our prices to be competitive with those on other major e-commerce platforms in China. We typically negotiate with our suppliers for discounted prices based on our large sales volume and other value propositions. For the products we offer with private labels, we set our prices to be not only appealing to the users but also satisfactory to us in terms of margin contribution. For these products, we typically have more discretion in setting the retail price and more leverage in negotiating with our manufacturing partners.

We also offer a selection of discounted products on special occasions, such as the anniversary of the founding of our company on May 16 and China’s new online shopping festival on November 11, and on important holidays. We also hold daily promotions through flash sale events for selected products for a limited period of time. Special promotions attract bargain hunters and give our users an additional incentive to visit our platform regularly.

Quality Control

We have a dedicated team and stringent quality assurance and control procedures to ensure product quality and prevent counterfeit products. We carefully scrutinize the products before listing them on our platform. We diligently examine the product sourcing channel and qualification of our suppliers, carefully inspect products delivered to the warehouses, and reject or return products that do not meet our quality standards or the purchase order specifications. We also reject any products with broken or otherwise compromised packaging. In addition, we inspect all products before shipment to our users and conduct random periodic quality checks on our inventory.

Our Suppliers

Seeking to offer a balanced mix of products of mainstream brands, emerging brands and private labels on our platform, we provide values to a variety of suppliers. We help owners of mainstream brands expand their business in China or certain specific regions in China cost effectively. We support owners of emerging brands in reaching a wider customer base and gaining better recognition and reputation. We empower manufacturing partners with closer reach to end customers and eventually some of them may become branded suppliers and can achieve further growth. Our suppliers included merchants of mainstream brands and emerging brands and manufacturing partners we cooperate with. Our private labels include Solo Life ( ), Yuan Sheng Huang and Unibeauty, among others.

We generally enter into framework supply agreements with suppliers annually based on our standard form. We constantly communicate with our suppliers to keep them informed of any changes to the inventory levels of their products in order for them to timely respond to our sales demands. Before hosting a major sales event, we provide advance notice to our suppliers so that they can prepare ample stock to meet a potential surge in demand and increased purchases. Our standard form agreement requires suppliers to represent that their goods are authentic and from lawful sources and do not infringe upon the intellectual property rights or other lawful rights of third parties and to pay us liquidated damages for any breach.

Fulfillment and Customer Service

We deliver a compelling customer experience by fulfilling orders quickly and accurately. We provide centralized and comprehensive fulfillment and customer service to users regardless of whether they purchase products on our apps directly or through the introduction of our members. Our fulfillment infrastructure for the prompt receipt, storage and shipment of products is primarily comprised of a nationwide warehouse and delivery network, which we operate mainly through collaboration with contracted third-party logistics service providers. We fulfilled approximately 13.5 million, 75.8 million and 153.4 million orders in 2016, 2017 and 2018, respectively.

Fulfillment Process

Our products are strategically stored at warehouses we use and the suppliers’ warehouses. The volume of products to be stored at the warehouses and the choice of warehouse to be placed are determined based on customer demand. When a user places an order and makes payment, our warehouse management system automatically processes the order and assigns it to the warehouse or warehouses with the appropriate inventory. The third-party logistics service provider that we have hired in the region picks up the order at the warehouse to make the delivery. Once the order has shipped, our warehouse management system automatically updates the inventory level for each product in the order, ensuring that additional inventory will be ordered as needed. For some of our products that are not stored at the warehouses, such as fresh produce or home appliances, the third-party logistics service providers will pick up the order from the facilities of the respective suppliers to make the delivery. To further enhance inventory accountability and security, we track our inventory at all stages of the receiving and order fulfillment process. Our users can track the shipping status of their orders through our platform at each step of the process.

Payment

We provide our users with a number of payment options, including credit or debit cards or e-wallets. We cooperate with major third-party online payment platforms such as Alipay, WeChat Pay, JD Pay and UnionPay to provide these options.

Warehouses

We strategically select the locations for warehouse facilities and choose the type of warehouse facilities at these locations based on the density of orders we expect to be fulfilled. As of December 31, 2018, warehouse facilities in our fulfillment network included 17 central warehouses, 17 regional warehouses, 5 front distribution centers and 2 supermarket warehouses, with an aggregate gross floor area of approximately 323,517 square meters in 23 cities. We plan to add new warehouse facilities in additional locations in China, including establishing more front distribution centers to enhance the efficiency in fulfilling the rapidly increasing orders placed from all areas in China.

Most of the warehouses we use are operated by third-party vendors. We establish our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis.

At each warehouse location, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory levels across our fulfillment network and item tracking at each warehouse location. We repackage all products to our standardized boxes for optimized storage at the warehouses. Our warehouse management system is specifically designed to support the frequent curated sales events on our platform and the large volume of inventory turnover.

Delivery

We deliver products to users across China through collaboration with third-party logistics service providers. The warehouses have a dispatch system to more effectively manage the pick-up and delivery services by third-party logistics service providers. We closely monitor the speed and service quality of the third-party logistics service providers through our internal tracking system as well as customer surveys and feedbacks to ensure customer satisfaction.

To ensure timely delivery of our products, third-party logistics service providers are bound by the terms of cooperation agreements with us to deliver the products within the stipulated timeframe that we had promised to our users at the time of purchase. We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party logistics service providers. To reduce the risk of reliance on any single logistics service provider, we typically contract with two or more local delivery companies in each major city or region. We typically negotiate and enter into agreements on an annual basis.

Customer Service

Providing superior customer service is our high priority. Our commitment to users is reflected in the high service levels provided by our customer service staff as well as in our product return policy.

Customer service center. We have a customer service center in Hefei, Anhui to provide real-time assistance to our users. Users can communicate with online representatives through our mobile apps. We train our customer service representatives to answer user inquiries and proactively educate potential users about our products and promptly resolve customer complaints. We typically enter into service agreements on an annual basis with third-party BPO companies to provide customer service. As of December 31, 2018, 1,239 of our customer service representatives were outsourced from third-party BPO companies and 35 were our employees.

Product returns. We generally allow users to return unused goods within seven days, counting from the date when the user receives the product. Once a user submits a return application request on our mobile app, our customer service representative will review and process the request or contact the user through our mobile app or by phone if there are any questions relating to the request. Upon receipt of the returned product, we credit the user’s payment account with the purchase price. We believe our product return policy helps build user trust and increase user loyalty.

Technology

Our smooth operation and rapid growth are supported by our technological capabilities. Our technology team, coupled with our proprietary technology and infrastructure and the large volume of data generated and collected on our platform, have created opportunities for continuous improvements in our technology capabilities. The key components of our technology include big data analytics and artificial intelligence (AI), which are also the focus of our research and development efforts.

Big Data and Artificial Intelligence

We are able to obtain feedback timely from users on our platform, and gain access to a large volume of transaction and user behavioral data. We develop and leverage big data analytics to enhance the accuracy of user behavior predictions and user profiling, optimize targeted marketing and platform operations, and deliver best-in-class user experience. We utilize AI and machine learning technologies to conduct modeling exercises and data mining in order to gain actionable and effective insights from the data. For example, we not only look into the basic order information but also user behavioral data, and then build predictive and statistical models based on the data we have accumulated. Our big data capabilities enable us to better analyze market trends and understand customer behavior, and we reflect such understanding in SPU selection and when working with our suppliers. This customer-to-manufacturer (C2M) model allows us to source products in response to evolving customer needs and preferences, and enable us to help our suppliers, especially our manufacturing partners, provide products better designed for end customers and manage regional inventory storage.

With access to a massive amount of data, we believe we are in a strong position to capitalize on the use of AI and machine learning technologies in the new e-commerce arena. To date, we have applied various AI and machine learning technologies on our platform in multiple areas, such as personalization of product recommendation, intelligent inventory management, automated risk assessment, automated fulfillment process, and automated question answering. We will continue to explore the application of the big data and AI technologies on our platform and use them in more areas such as intelligent customer services to enhance user experience.

Technology Infrastructure

We build our technology infrastructure to support our business in a cost-effective manner. We have built a reliable and smart network infrastructure to ensure high availability and a low risk of downtime. We currently utilize third-party clouds in China to host our network infrastructure, renting public servers and bandwidth. We plan to build a secure, cost-effective and scalable infrastructure that is a hybrid of self-owned and rented data center and cloud infrastructure.

We focus on maintaining and enhancing the reliability, stability and scalability of our service-oriented technology infrastructure. Our technology infrastructure enables us to accurately process and fulfill increasingly large numbers of orders at peak periods while maintaining processing speed and quality consistency, as well as powering full supply chain visibility and control. For example, we have adopted a micro-service architecture that is built on top of our technology infrastructure to support horizontal scaling at all times. We have also designed a complex transaction processing system and supply chain management system which can support the continued growth in our business.

Our Technology Team

We invest significant resources in research and development to improve our technology and develop solutions supporting our platform operations. We incurred RMB18.2 million, RMB58.2 million and RMB143.6 million (US$20.9 million) of technology and content expenses in 2016, 2017 and 2018, respectively.

Our technology team primarily consists of four groups. We have a team of engineers who focus on the development and implementation of new functions or features of our transaction and supply chain management systems. We have a team of research and development personnel who focus on technology development and providing user support services. A team of data scientists who leverage big data analytics to support our business decision making. We also have a team of IT personnel who provide internal system maintenance and system operations and development. As of December 31, 2018, our technology team had a total of 409 personnel.

Data Privacy and Security

We are committed to protecting our users’ personal information and privacy. We have established and implemented a strict platform-wide policy on data collection, processing and usage. We collect personal information and other data that is related to the services we provide and use the collected data for our platform operations, all with users’ consent.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority.

We back-up our user and other forms of data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. Our back-end security system is capable of handling malicious attacks each day to safeguard the security of our platform and to protect the privacy of our users.

See “Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC laws relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” and “—Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2018, we owned 26 computer software copyrights in China relating to various aspects of our operations and maintained 263 trademark registrations inside China and 4 trademark registrations outside China. As of December 31, 2018, we had 141 trademark applications inside China and 29 outside China. As of December 31, 2018, we had 3 patent applications pending in China. As of December 31, 2018, we had registered 9 domain names, including www.yunjiglobal.com, among others.

Marketing

We have been able to build a large base of loyal users through, among other means, word-of-mouth referrals via users’ social networks, which we intend to utilize to further grow our user base. Our ability to do so depends on whether we can continue to provide superior user experience and promote and enhance our community value.

To enhance our brand awareness, we also have engaged in offline marketing and brand promotion activities. For example, we host offline promotion campaigns for the shopping festival on November 11 each year in major cities in China. We plan to invest more efforts in marketing and brand promotion initiatives, such as placing advertisement outdoor in high-traffic locations in major cities.

Competition

The e-commerce industry in China is intensely competitive. Our competitors include all major e-commerce companies in China, and other internet companies in China that engage in social e-commerce businesses.

We anticipate that the e-commerce industry will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive.

We compete primarily on the basis of the following factors: (i) our ability to attract and retain a large number of members and other users and establish strong community bonding and maintain member loyalty through social interaction effectively, (ii) our full-serviced platform that enables users to buy products easily, (iii) strong fulfillment capabilities, including logistics and online payment, (iv) advanced technology infrastructure, and (v) reliable and flexible supply chain with customer-to-manufacturer (C2M) capability and strong manufacturing partner network.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger user base or greater financial, technical or marketing resources than we do, and they may also adopt membership-based or social network-driven e-commerce models or other similar models on their platforms.

Employees

As of December 31, 2018, we had a total of 1,013 employees. We had a total of 368 and 605 employees as of December 31, 2016 and 2017, respectively. The following table gives breakdowns of our employees as of December 31, 2018 by function:

Function:	As of December 31, 2018
Procurement	268
Operations, including customer service and logistics	124
Technology	409
Sales and Marketing	105
General and Administrative	107

Total	1,013

To focus corporate resources on the more crucial parts of our business model and for better operating efficiency, we enter into arrangements with third-party BPO companies to provide certain ancillary services available on our platform, such as real-time customer service. As of December 31, 2018, 1,239 of our customer service personnel were outsourced from third-party BPO companies, representing 97% of the total customer service personnel.

We outsource provision of member services to third-party service companies and they select, hire, train and compensate service managers at our request. Most of the service managers are our members. Service managers enter into contracts with third-party service companies and are not our employees. As of December 31, 2018, our members were served by more than 70,000 service managers. We currently work with five third-party service companies and enter into agreements with them on an annual basis or for a longer term. These third-party service companies select service managers based on the standards we provide in our agreements. We have the right to supervise the performance of the service managers and may request third-party service companies to replace service managers who do not meet our standards. We pay training fees to third-party service companies based on the number of members managed by these service companies through service managers that provide training and support to our members. We pay member management fees to third-party service companies for their product sales facilitation services. The service companies compensate the service managers based on the length of work hours and other performance criteria.

Our success depends on our ability to attract, retain and motivate qualified employees that share our values. We place great emphasis on our corporate culture to ensure that we maintain consistently high standards everywhere we operate. We believe that we maintain a good working relationship with our employees.

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits, as well as a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with all of our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his/her pre-departure salary during the restricted period.

Corporate Social Responsibilities

Corporate social responsibility has been central to how we do business, starting with operating with integrity in all we do and extending to serving the community at large in China. We strive to help more consumers achieve consumption upgrade by providing high-quality authentic products at attractive prices. For our members, we provide them with opportunities to do business and improve their lifestyle. We have partnered with a number of non-profit organizations to implement various social responsibility initiatives, including the following:

“Land of Plenty.” We have launched the “Land of Plenty” project, seeking to discover unrecognized, high-quality producers of local specialty products across China and help them increase sales volume through our word-of-mouth marketing channels. We have achieved a number of records since the project was launched. For example, we facilitated the sale of 500 kilogram pomegranates from Lintong, Shaanxi in five hours and 1,000 kilogram apples from Luochuan, Shaanxi in three hours. We have helped over 40 poverty-stricken counties create over 40 brands.

“Yunji Care.” We partnered with the Hong Foundation to launch “Yunji Care” campaign, which was dedicated to providing support to left-behind children in impoverished rural areas. Leveraging our massive network consisting of millions of members, we recruited members for volunteer activities organized by the Hong Foundation and enable our members to provide caring to left-behind children in a variety of forms, such as schoolwork tutoring, emotional counseling and safety knowledge education.

Properties and Facilities

We are headquartered in Hangzhou, China and have leased an aggregate of approximately 14,868 square meters of office space in Hangzhou. As of the date of this prospectus, we have also leased an aggregate of approximately 12,125 and 5,446 square meters of office space in Hefei and Shenzhen, China respectively.

As of December 31, 2018, warehouse facilities in our fulfillment network included 17 central warehouses, 17 regional warehouses, 5 front distribution centers and 2 supermarket warehouses in China. We operate 5 of these warehouse facilities and lease properties for such facility with an aggregate floor area of approximately 29,117 square meters. We engage third-party vendors for the remaining warehouse facilities in 21 cities with an aggregate floor area of approximately 294,400 square meters, including providing physical space for such facilities and operating the day-to-day activities of such facilities.

We plan to expand the fulfillment infrastructure over the next several years to accommodate our future expansion plans and enhance customer experience.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased food safety insurance for our products. In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance.

Legal Proceedings

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business. In May 2017, we received a notice from the local Administration for Market Regulation in Hangzhou, which ruled that our sales and marketing practice adopted in our early stage of development prior to February 2016 violated the Regulations on the Prohibition of Pyramid Selling and imposed a penalty of approximately RMB9.6 million (US$1.4 million). We paid this fine in June 2017 and have adjusted our business practices since February 2016 to comply with the Regulations on the Prohibition of Pyramid Selling and other applicable regulations. See “Regulation—Regulations Relating to Pyramid Selling in the PRC” and “Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, financial condition and results of operations.” We are currently not a party to any material legal or administrative proceedings. However, litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business and operations in China.

Regulations Relating to Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in June 2018 the MOFCOM and the National Development and Reform Commission promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which became effective on July 28, 2018 to amend the Guidance Catalog. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM, MIIT for the incorporation of the joint ventures and the business operations.

In October 2016, MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or the FIE Record-filing Interim Measures, most recently amended in July 2017. Pursuant to the FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, instead of prior approval requirements, provided that such establishment or change does not involve special entry administration measures. If the establishment or change of foreign-invested enterprises matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology, or MIIT, and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, in July 2006. The MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an telecommunications business operating licenses is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of FIEs, most of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. In June 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an operator that “conducts e-commerce” business. However, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate our e-commerce business in China. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refer to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

Licenses, Permits and Filings

The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, MIIT, MOFCOM, SAMR, the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the State Administration of Radio and Television), and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, on-line sales and e-commerce. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, on-line sales and e-commerce.

We are required to hold certain licenses and permits and to make certain filings with the relevant PRC governmental authorities in connection with various aspects of our business, including the following:

Value-Added Telecommunication Business Operating Licenses

The PRC Telecommunications Regulations, or the Telecom Regulations, which were issued by the State Council in 2000 and were most recently amended in February 2016 are the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC entities. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In December 2015, MIIT released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, implemented in March 2016. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business (i.e., operating e-commerce business) and information service business, continue to be categorized as value-added telecommunication services.

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which was implemented in 2009 and most recently amended in 2017. Pursuant to the Telecom Permit Measures, the operation scope of the value-added telecommunication business operating license, or VATS license, shall detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its VATS License. The VATS Licenses can be further categorized based on the specific business operations permitted to be carried out under such licenses, including among others, the VATS Licenses for internet information services, or the ICP License, and the VATS License for electronic data interchange business, or the EDI License. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders, business scope or other information recorded on such license. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, most recently amended in January 2011. Under the Internet Measures, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services”. Commercial internet information services operators shall obtain an ICP License, from the relevant government authorities within China.

Jishang Preferred, a wholly-owned subsidiary of Yunji Preferred, one of our VIEs, holds our VATS License for online data processing and transaction processing business (operating e-commerce, excluding internet finance and e-hailing services) and internet content-related services (excluding information search and inquiry services and real-time interactive information services).

Filing by Third-Party Platforms Providers for Publications Online Trading Services and by Sellers of Publications via Online Trading

We are also subject to regulations relating to online trading platform services provided for distribution of publications including books and audio-video products. According to the Provisions on the Administration of the Publication Market, or the Publication Market Provisions, which were jointly promulgated by General Administration of Press and Publication and MOFCOM in May 2016 and implemented in June 2016, an online trading platform that provides services for the distribution of publications shall complete record-filing formalities with the competent publication administrative authority, and is required to examine the identity of a dealer distributing publications through the platform, verify its business license and Publications Operation Permit, establish a mechanism to prevent and control the trading risks and take effective measures to rectify illicit actions conducted by the dealers distributing publications on the platform. If any entity subject to such requirements fails to complete the filing or fails to fulfill the relevant duties of examination and management in accordance with the Publication Market Provisions, it may be subject to an order to cease illegal acts and a warning by the competent publication administrative authority, as well as a penalty not exceeding RMB30,000. In practice, such filing has not been open for trading platform services provided through mobile applications like Yunji app. Jishang Preferred will submit its record-filing application with the competent authority for providing services for distribution of publications as soon as practical.

Pursuant to the Publication Market Provisions, an entity engaged in the wholesale or retail of publications shall obtain an operation permit for publications. If an entity fails to obtain operation permit for publications, it may be subject to an order to cease illegal acts, fines or confiscation of illegal gains and devices, equipment used for the illegal business operation. In cases where an entity that is engaged in the distribution of publications via the internet or other information networks within the approved business scope has obtained the operation permit for publications, such entity shall complete its record-filing formalities with the publication administrative department that has approved its business scope within 15 days after launching its online distribution business. Zhejiang Jiyuan Network Technology Co., Ltd., or Zhejiang Jiyuan, a wholly-owned subsidiary of our WFOE, holds an operation permit for publications whose scope includes online sales of publications.

Filing by Third-Party Platforms Providers for Medical Device Online Trading Services and by Sellers of Medical Devices via Online Trading

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, an enterprise engaging in the operation of medical devices shall have business premises and storage facilities suitable for the operation scale and scope, and shall have a quality control mechanism or personnel suitable for the medical devices it operates. An enterprise engaged in the distribution of class two medical devices shall complete record-filing formalities with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices, while an enterprise engaged in the distribution of class three medical devices shall apply for an operation permit with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices. Zhejiang Jiyuan is the process of completing its record-filing for its operation of class two medical devices.

The former China Food and Drug Administration, or the CFDA, which has been merged into SAMR promulgated the Measures for the Supervision and Administration of Online Sale of Medical Devices, or the Medical Devices Online Sale Measures, in December 2017, which became effective in March 2018, and the Administrative Measures for Online Drug Information Service, or the Measures for Online Drug Information Service, in July 2004 and amended in November 2017. Pursuant to the Medical Devices Online Sale Measures and the Measures for Online Drug Information Service, a provider of a third-party platform for online trading services for medical devices shall complete filing procedures with the competent provincial food and drug administrative department and obtain an Internet Pharmaceutical Information Services Qualification Certificate. A provider of a third-party platform for online trading services for medical devices that fails to complete the filing in accordance with the Medical Devices Online Sale Measures may be ordered by the competent provincial food and drug administrative department to make rectification within a prescribed time limit, and failure to make such rectification may be subject to public exposure of incompliance and a penalty of not exceeding RMB30,000. In the case of any engagement in the online drug information service without obtaining a valid Internet Pharmaceutical Information Services Qualification Certificate, the provider of a third-party platform may be subject to an order to cease illegal acts and a warning by the competent administrative authority. Jishang Preferred is applying for the Internet Pharmaceutical Information Services Qualification Certificate and is in the process of submitting its record-filing application with the competent authority for its online trading services for medical devices.

Pursuant to the Medical Devices Online Sale Measures and the Measures for Online Drug Information Service, a seller of medical devices via online transactions shall complete record-filing procedures with the competent food and drug administrative department, or such seller may be ordered to make rectification within a prescribed time limit, and failure to make such rectification may be subject to public exposure of incompliance and a penalty of up to RMB10,000. Zhejiang Jiyuan is in the process of submitting its record-filing application with the competent authority for its online sales of medical devices.

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by the CFDA in August 2015 and amended in November 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. Zhejiang Youji Supply Chain Management Co., Ltd., or Youji Supply Chain, a wholly-owned subsidiary of our WFOE, holds the Food Operation Permit.

Filing by Third-Party Platform Providers for Food Online Trading

In July 2016, the CFDA promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, pursuant to which a third-party platform provider for online food trading in the PRC shall file a record with the food and drug administration at the provincial level and obtain a filing number. Where an online food trading third-party platform provider fails to complete such filing, the provider may be ordered to make rectifications and given a warning by the competent food and drug administration, and failure to make such rectification may be subject to fines ranging from RMB5,000 to RMB30,000. In practice, such filing has not been open for trading platform services provided through mobile applications like Yunji app. Jishang Preferred will submit its record-filing application as a third-party platform provider for online food trading as soon as practical.

Licenses Relating to Internet Audio-Visual Program Services

Pursuant to the Regulations on the Protection of the Right to Network Dissemination of Information, promulgated by the State Council in May 2006 and amended in January 2013, a network service provider of information storage, searching and linking services, should delete or disconnect the link to the work, performance or audio-video products suspected of infringing on other’s right immediately upon receiving a notice alleging such infringement issued by the owner of such work, performance or audio-video products.

The State Administration of Radio Film and Television, or SARFT, and the former Ministry of Information Industry jointly issued the Administrative Regulations on Internet Audio-Visual Program Service, or the Internet Audio-Visual Program Regulations, in December 2007 and amended in August 2015. The Internet Audio-Visual Program Regulations define “internet audio-visual programs services” as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the internet, and providing uploading and audio-video programs transmission services to a third party. Entities engaging in internet audio-visual programs services must obtain internet audio-visual program transmission licenses, which will only be issued to state-owned or state-controlled entities unless the license applicants have obtained internet audio-visual program transmission licenses prior to the promulgation of the Audio-visual Program Provisions in accordance with the then-in-effect laws and regulations. According to the Categories of the Internet Audio-Video Program Services (Trial) promulgated by SARFT in March 2017, “aggregation of internet audio-visual programs”, meaning “editing and arranging the internet audio-visual programs on the same website and providing searching and watching services to public users,” falls into the definition of the aforementioned “internet audio-visual programs services.” As of the date of this prospectus, we have not obtained the internet audio-visual program transmission license for our business, and are not qualified to apply for such license according to currently applicable law.

According to the Administrative Regulations on Production of Broadcasting and Television Programs, which was promulgated by SARFT on July 19, 2004, an entity engaged in producing broadcasting and television programs shall obtain the Production and Operation of Broadcasting and Television Programs Permit. If an entity engages in producing broadcasting and television programs without such permit, the relevant governmental authority may order such entity to cease its operations and confiscate its relevant equipment and impose a fine. We provide and display video programs on our apps, and therefore, are required obtain the Production and Operation of Broadcasting and Television Programs Permit. Jishang Preferred currently holds the Production and Operation of Broadcasting and Television Programs Permit.

Regulations on Commercial Factoring

The commercial factoring is a relatively new business in China, the MOFCOM issued the circulars to promote commercial factoring in specific regions. Pursuant to the Circular on the Pilot Work of Commercial Factoring, which was promulgated by the MOFCOM on June 27, 2012, a trial implementation of commercial factoring pilot work was permitted in Tianjin Binhai New Area and Shanghai Pudong New Area to explore the approaches to develop the commercial factoring. Certain specific requirements for establishment of commercial factoring companies in Tianjin Binhai New Area and Shanghai Pudong New Area were provided under the Reply Letter on Pilot Plan of Commercial Factoring issued by the MOFCOM on October 9, 2012. In December 2012, the said trial implementation of commercial factoring pilot work was extended to Guangzhou and Shenzhen under the Notice on Trial Establishment of Commercial Factoring Companies in Shenzhen and Guangzhou by Service Providers from Hong Kong and Macau, which allowed qualified investors from Hong Kong and Macau to establish commercial factoring companies in the said cities. The MOFCOM issued the Notice on Industrial Administration of Commercial Factoring on August 15, 2013, which imposes reporting requirements on commercial factoring companies established in the trial zones. Pursuant to the Reply of the Ministry of Commerce on Launching Pilot Commercial Factoring Business in the Chongqing Liangjiang New Area, the Sunan Modernization Development Demonstration Zone and the Suzhou Industrial Park, released by the MOFCOM on August 26, 2013, and amended on October 28, 2015, the trial implementation of commercial factoring was extended to Chongqing Liangjiang New Area, Sunan Modernization Development Demonstration Zone, and the Suzhou Industrial Park.

Regulations Relating to Financing Lease

On September 18, 2013, MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial business such as accepting deposits, providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financial and internal risk control systems, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets.

Regulations Relating to OEM Production and Labeling of Domestic Cosmetic Products

Pursuant to the Regulations Concerning the Hygiene Supervision over Cosmetics Products, the Hygiene Regulations, which was promulgated by the former Ministry of Health and became effective in 1990, and its implementation rules, the Implementation of Hygiene Regulations, which was promulgated by the former Ministry of Health and became effective in 1991 and amended in 2005, cosmetic products are divided into “special purpose cosmetic products” and “non-special purpose cosmetic products”. “Special purpose cosmetic products” refer to those cosmetics used for hair growth, hair-dye, hair perm, hair removal, breast massage, deodorant, fading cream and sun protection. Any cosmetic product not covered by such scope is a non-special purpose cosmetic product.

Pursuant to the Implementation of Hygiene Regulations and other applicable laws, a producer of cosmetic products shall obtain and maintain the Cosmetic Production Enterprise Hygiene License issued by the local branch of the CFDA. In addition, a producer shall obtain the Special Cosmetics Approval Certificate issued by the local branch of the CFDA for production of domestic special purpose cosmetics products. In cases where producers cooperate with OEMs to manufacture such products, the OEM, instead of the producer, shall obtain and maintain the above-mentioned certificates. Pursuant to the Implementation of Hygiene Regulations and the Measures for the Administration of Record-Filing of Domestic Non-Special Purpose Cosmetic Products, which was promulgated by the CFDA and become effective in 2011, a producer shall complete the Non-Special Purpose Cosmetics Filing with the local branch of the CFDA for production of domestic non-special purpose cosmetics products. In cases where producers cooperate with OEMs to manufacture such products, such producer shall apply for such record-filing with province-level branch of CFDA where such OEM is located. If any information of such record-filing changes, the producer shall renew the record-filing accordingly.

The Administrative Provisions on the Labeling of Cosmetics, which was promulgated in August 2007 by the General Administration of Quality Supervision, Inspection and Quarantine and became effective in September 2008, requires labels of cosmetic products to contain information such as name and address of the producers, date of production, expiry date, batch number, applicable industrial standards, quality inspection certificates, and production license number. No claim or implication that a cosmetic product has medical or therapeutic effects is permitted to be included in the labels of such cosmetic product.

Licenses Relating to Live Streaming Services

SARFT issued the Notice on Strengthening the Management of Live Streaming Service for the Network Audio-visual Programs in September 2016, pursuant to which an internet live streaming service provider shall (i) equip personnel to review the content of the live-stream; (ii) establish the technical methods and work mechanisms in order to emergently replace the unlawful content by using backup program; (iii) record the live streaming program and keep records for at least 60 days to fulfil the inspections requirements from the competent administrative authorities. The State Internet Information Office promulgated the Administrative Provisions on Internet Live Streaming Services in November 2016, pursuant to which an internet live streaming service provider shall (i) establish a live streaming content review platform; (ii) conduct authentication registration of internet live streaming issuers based on their identity certificates, business licenses and organization code certificates, etc.; and (iii) enter into a service agreement with internet live streaming services user to specify both parties’ rights and obligations.

According to the Notice of Filing by Entities Engaged in Live Streaming Services which was issued by Cyberspace Administration of China on July 12, 2017, an entity that operates as a transmission platform for live streaming activities shall complete record-filing procedures with local branch of Cyberspace Administration of China. Currently, no specific regulation has been promulgated with respect to the consequence of breach of such requirements. According to the Circular on Tightening the Administration of Online Live Services which was issued jointly by National Working Group of Attacking Pornography and Illegal Publications, MIIT, Ministry of Public Security, Ministry of Culture and Tourism, National Radio and Television Administration and Cyberspace Administration of China on August 1, 2018, online live streaming service providers shall fulfill the website ICP filing formalities with competent authority according to applicable laws, and online live streaming service providers who are involved in the operation of telecommunications services and internet news information, online performances, live broadcast of internet audio-visual programs and other services shall respectively apply to the relevant departments for obtaining licenses for the operation of telecommunications services, internet news information services, network cultural operations, and dissemination of audio-visual programs through information networks and shall go to the local public security organs to fulfill the public security filing formalities in accordance with the relevant regulations within 30 days of their live services being launched. Jishang Preferred, a wholly-owned subsidiary of Yunji Preferred, is in the process of completing its record-filing procedures with the competent authority.

Regulations Relating to E-Commerce

In January 2014, the former State of Administration of Industry and Commerce (which has been merged into SAMR) adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which took effect in March 2014. Under the Online Trading Measures, e-commerce platform operators are required to examine, register and archive the identity information of the merchants applying for access to their platforms as sellers, and verify and update such information regularly. The Online Trading Measures also provide that e-commerce platform operators must make publicly available (i) the link to or the information contained in the business licenses of the merchants, in the case of business entities, or (ii) a label confirming the verified identity of the merchants, in the case of individuals. A consumer is entitled to return the commodities within seven days after receipt of the commodities without giving a reason, except for the following commodities: customized commodities, fresh and perishable commodities, audio-visual products downloaded online or unpackaged by consumers and computer software and other digital commodities, and newspapers and journals that have been delivered. E-commerce platform operators must, within seven days upon receipt of the returned commodities, provide full refunds to consumers. In addition, operators are prohibited from setting forth provisions in contracts or other terms that are not fair or reasonable to consumers such as those excluding or restraining consumers’ rights, relieving or exempting operators’ responsibilities, and increasing the consumers’ responsibilities, or conducting transactions in a forcible manner taking advantage of contractual terms or technical means.

In March 2016, the State Administration of Taxation, or the SAT, the Ministry of Finance, or the MOF, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border E-Commerce Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law sets forth a series of requirements on e-commerce platform operators. According to the E-Commerce Law, e-commerce platform operators shall verify and register platform merchants, and cooperate with the market regulatory administrative department and tax administrative department to conduct industry and commerce registrations and tax registrations for merchants. The e-commerce platform operators shall also prepare a contingency plan for cybersecurity events and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements and transaction information record-keeping and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. To legally handle intellectual property infringement disputes, upon receipt of the notice specifying preliminary evidence for alleged infringement, the platform operators are required to take necessary measures in a timely manner, such as deleting, blocking and disconnecting the hyperlinks, terminating transactions and services, and to forward notices to merchants on its platform. If an e-commerce platform operator fails to take necessary measures when it knows or should have known that a merchant on the platform infringes any third-party intellectual property rights, products or services provided by a merchant on its platform do not meet the requirements regarding personal or property safety, or any merchant otherwise impairs the lawful rights and interests of consumers, the e-commerce platform operator will be held jointly liable with the merchants on its platform.

Moreover, the E-Commerce Law imposes a requirement on operators of e-commerce platforms to assist in tax collection with respect to income generated by sellers from transactions conducted on e-commerce platforms, including among others, submitting to the tax authority information on the identities of sellers on e-commerce platforms and other information relating to tax payment. Failure to comply with the requirement may result in operators of e-commerce platform being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms. If the members on our platform were deemed to be selling our products on consignment basis, the PRC tax authorities may require our members to make tax registration and request our assistance in these efforts, pursuant to the new E-Commerce Law and our members may be subject to more stringent tax compliance requirements. See “Risk Factors—Risks Related to Our Business and Industry—The newly adopted E-Commerce Law may have a material impact on our business, financial conditions and results of operations.” According to the EIT Law, the VAT Law and other applicable regulations, sellers that conduct transactions on e-commerce platforms are generally subject to enterprise income tax at a rate of 25%, and value-added tax at a rate of 16% or 10% for services or products sold on the e-commerce platforms. Certain sellers that are deemed as small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%.

Regulations Relating to Pyramid Selling in the PRC

The Regulations on Prohibition of Pyramid Selling, that were promulgated by the State Council in August 2005 and became effective in November 2005, prohibit pyramid selling activities. According to the Regulations on Prohibition of Pyramid Selling, the following activities taken by organizers or operators are considered as “pyramid selling”: (i) taking in new members and compensating each member by giving material awards or other financial benefits, based upon the number of new members directly or indirectly introduced by such member on a rolling basis, so as to gain illegal benefits; or (ii) requesting a sum of money as entry fee or as a condition to membership for new members, either directly or through purchasing commodities, so as to gain illegal benefits; or (iii) requesting members to introduce additional members to establish a multi-level relationship and compensating each member based on the level of sales generated by the additional members introduced by such member, so as to gain illegal benefits. The PRC laws and regulations have not defined “illegal benefit” and the determination of gaining “illegal benefit” is to a large extent subject to discretionary view of the competent authorities in the PRC. Any individual or entity engaging in organization of pyramid selling may be subject to confiscation of illegal gains and fines ranging from RMB0.5 million to RMB2.0 million (US$0.3 million), and even criminal liabilities if a crime is constituted. On March 23, 2016, the former State of Administration of

Industry and Commerce (which has been merged into SAMR) promulgated the Risk Warning for New Types of Pyramid Selling, which provides that if an activity satisfies the three features stated above at the same time, it will be identified as pyramid selling, regardless of whether any illegal benefit is obtained.

In May 2017, we received a formal notice from the local Administration for Market Regulation in Hangzhou, which ruled that our sales and marketing practice adopted in our early stage of development prior to February 2016 violated the Regulations on the Prohibition of Pyramid Selling and imposed a penalty of approximately RMB9.6 million (US$1.4 million). We fully paid this fine in June 2017 and have adjusted our business practices since February 2016 to comply with the Regulations on the Prohibition of Pyramid Selling and other applicable regulations. We have adjusted our practices specifically as follows: (i) to avoid being deemed as requesting a sum of money as entry fee through purchasing commodities, we have adjusted our membership package, which individuals are required purchase to become a member of our platform, to include a set of selected products or services and access to the Yunji app containing membership benefits and features; (ii) to avoid being deemed as giving material awards or other financial benefits to existing members for new member referrals, we have adjusted the rewards that we grant to our members upon a successful new member referral to Yun-coins, which are not redeemable for cash and can only be used as coupons for future purchases on our platform; and (iii) to avoid establishing multi-level relationship of members, we grant members incentives only for products sold directly via the links that such member shares through his/her social network, and not for products sold via links shared by any other member that was originally invited by such member. In addition, since we have provided products of value and services to our members as consideration for purchasing our membership package, and the products on our platform are offered at market prices, we believe our current business practices do not constitute as gaining “illegal benefits.” In December 2018, we and Han Kun Law Offices, our PRC legal counsel, consulted with the competent government authority in Hangzhou on our current business model and operations, and the district branch of SAMR having direct jurisdiction over our PRC entities that currently operate our membership-based social e-commerce platform verbally confirmed that these entities have conducted their business operations lawfully and none of these entities is in violation of the Regulations on the Prohibition of Pyramid Selling or any other applicable laws. Based on our discussion with the competent government authorities and the advice of Han Kun Law Offices, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. See “Risk Factors—Risks Related to Our Business and Industry—If our business model were found to be in violation of applicable laws and regulations, our business financial condition and results of operations would be materially and adversely affected.”

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The National People’s Congress, or the NPC, has enacted the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security of the PRC, or the MPS, has promulgated the Administrative Measures for the Computer Information Network and Internet Security Protection in December 1998 and amended in January 2011, which prohibits use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may issue warning, confiscate the illegal gains, impose fines, and, in severe cases, advice competent authority to revoke its operating license or shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and implemented in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015 and implemented in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and implemented in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In November 2016, the SCNPC, promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating website and mobile applications and providing certain internet services mainly through our mobile applications. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Regulations Relating to Product Quality and Consumer Protection

The PRC Product Quality Law, or the Product Quality Law, which was promulgated by the MOFCOM in February 1993 and most recently amended in December 2018, applies to all production and sale activities in China. Pursuant to the Product Quality Law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Rights and Interests Protection Law, or the Consumer Protection Law, as amended in October 2013 and implemented in March 2014 sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to the Consumer Protection Law, business operators must guarantee that the sold commodities satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities, failure of which may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from the sellers or service providers.

Furthermore, the Consumer Protection Law and the Online Trading Measures, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with such regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the competent authorities. In addition, online platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if rights and interests of any consumer are infringed upon in connection with consumers’ purchase of goods or acceptance of services on such online platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers of relevant goods or services if they are aware or should be aware that such sellers or manufacturers are using the online platform to infringe the rights and interests of any consumers and fail to take measures necessary to prevent or stop such activities.

The PRC Tort Liability Law, which was enacted by the SCNPC in December 2009 and took effect in July 2010, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be held jointly liable with the relevant online user for the extended damages. We are subject to such requirements and liabilities as we are operating website and mobile applications and providing online platforms to our consumers for consumption and communications.

Regulations Relating to Intellectual Property in the PRC

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are granted a valid term of ten years, which could be renewed each time for another ten years commencing from the day after the expiry date of the last period of validity if the required renewal formalities have been completed. Pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Domain Name

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of “.cn” domain names and Chinese domain names. CNNIC adopts a “first-to-file” principle with respect to the registration of domain names. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Copyright

The PRC Copyright Law, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Patent

According to the PRC Patent Law (revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. Patents in China fall into three categories: invention, utility model and design. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Regulations Relating to Labor Protection in the PRC

Labor Contract Law

The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Interim Provisions on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions of the State Council on the Establishment of a Unified Program for Old-Aged Pension Insurance issued on July 16, 1997, the Decisions of the State Council on the Establishment of the Medical Insurance Program for Urban Workers promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology and the MOF jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

On April 22, 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, the VAT Regulation, were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 16%, 10%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Public Notice 7. The SAT Public Notice 7 extends its tax jurisdiction to cover not only where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, but also to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. The SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable asset indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

Regulations relating to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the FIE Record-filing Interim Measures, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the State Administration for Market Regulation, or the SAMR, or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Pursuant to the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the forgoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic

Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to contributing assets or equity interests in an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests they hold in China or overseas. The term “control” means obtain the operation rights, right to proceeds or decision-making power of a SPV through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013 and 2018, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the PRC Equity Joint Venture Law promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the PRC Cooperative Joint Venture Law promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to M&A Rule and Overseas Listing in the PRC

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore SPV that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Shanglue Xiao	40	Chairman of the Board of Directors and Chief Executive Officer
Huan Hao	37	Director and Chief Technology Officer
Qingrong Kong	32	Director
Yanhua Sun	41	Director
Wei Ying	52	Director
Li-Lan Cheng	54	Independent Director Appointee*
Gao Wang	53	Independent Director Appointee*
Zhi Wan	33	Vice President
Tiecheng Zhang	41	Vice President
Jianjian Hu	39	Chief Operating Officer
Hui Ma	41	Chief People Officer and Chief Strategy Officer
Chen Chen	38	Chief Financial Officer

*

Mr. Li-Lan Cheng and Mr. Gao Wang have accepted appointments as our independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

Mr. Shanglue Xiao is our founder, and has served as the chairman of our board of directors and chief executive officer since our inception. Mr. Xiao is a serial entrepreneur with more than 15 years of experience in the e-commerce industry. Prior to founding our company, Mr. Xiao founded the Xiaoye Perfume, an online cosmetics retailer in China, in 2003. Mr. Xiao received his EMBA from China Europe International Business School.

Mr. Huan Hao has served as our director since February 2018 and our chief technology officer since our inception. Mr. Hao has extensive knowledge of internet companies and the technology industry. Mr. Hao served as a senior manager in Tencent (700.HK), a provider of comprehensive internet services serving the largest online community in China and listed on Hong Kong Stock Exchange, from December 2011 to May 2015. Mr. Hao worked as a consultant in Oracle from April 2009 to November 2011. Mr. Hao received his bachelor’s degree from Nanchang University.

Mr. Qingrong Kong has served as our director since February 2018. Mr. Kong is currently a director in Crescent HydePark Advisors China, where he focuses on private equity investment in consumer-related industries. From October 2010 to July 2012, Mr. Kong worked as an assistant manager of transaction service department in PricewaterhouseCoopers. Prior to this, Mr. Kong was a senior consultant in Ernst & Young from July 2007 to September 2010. Mr. Kong is a Chartered Financial Analyst (CFA) and a member of China Institute of Certified Public Accountants (CICPA). Mr. Kong received his dual bachelor’s degree in law and accounting from Shanghai Jiaotong University.

Mr. Yanhua Sun has served as our director since February 2018. Mr. Sun has over 13 years of experience in direct investment, strategic management and marketing management. Mr. Sun is currently the managing director of Eastern Bell Venture Capital. Mr. Sun was as a director of Envision Capital from September 2011 to December 2013. Prior to joining Envision Capital, Mr. Sun was a vice president at Capital Today. Mr. Sun received his bachelor’s degree from Zhejiang University and an MBA from Fudan University.

Mr. Wei Ying has served as our director since February 2018. Mr. Ying is currently a managing director of CDH Investments. Prior to joining CDH Investments, Mr. Ying was a vice president of China Water Affairs Group Limited from February 2007 to March 2009 and president and executive director of China Plant Development Holdings Limited from July 2008 to July 2009. Prior to this, Mr. Ying served as an executive director of China Resources Textiles (Holding) Co., Ltd. Mr. Ying currently serves as non-executive director for several Hong Kong listed companies, such as CHTC Fong’s International Company Limited (0641.HK), New Focus Auto Tech Holdings Ltd (0360.HK), Fountain Set (Holdings) Limited (0420.HK), China Health Group Limited (0673.HK) and Zhongsheng Group Holdings Limited (0881.HK). Mr. Ying received his bachelor’s degree in accounting from Zhejiang Gongshang University and an MBA from University of San Francisco.

Mr. Li-Lan Cheng will serve as our director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Mr. Cheng has served as the acting chief financial officer of Leju Holdings Limited (NYSE: LEJU) since June 2017. Mr. Cheng also served as Leju’s executive director from March 2014 to March 2017. Mr. Cheng has served as the chief operating officer of E-House (China) Holdings Limited, a real estate services company in China, since April 2012. He was E-House’s chief financial officer from November 2006 to April 2012. Prior to joining E-House, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate internet company in China, from 2005 to 2006. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng is an independent director of 51job, Inc. (NASDAQ: JOBS), a human resource service provider, and LAIX Inc. (NYSE: LAIX), an artificial intelligence company for English language training. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).

Mr. Gao Wang will serve as our director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Mr. Wang has been a professor of marketing at China Europe International Business School (CEIBS) since 2009. Prior to joining CEIBS, Mr. Wang was an associate professor of marketing at the School of Economics and Management, Tsinghua University from 2002 to 2008. Before joining the faculty of Tsinghua University, he worked as a manager of the Strategic Analytics Group at the Minute Maid Company, a division of Coca Cola in Houston, for two years with responsibility for sales planning/evaluation and marketing plan. Prior to that, Mr. Wang was a senior consultant at Information Resources Inc. (IRI) in Chicago from 1998 to 2000 with responsibility for marketing model development. Mr. Wang received his bachelor’s degree in demography from Renmin University of China and his master’s and Ph.D. degrees in sociology from Yale University.

Ms. Zhi Wan has served as our vice president in charge of user management since our inception. Prior to joining us, Ms. Wan worked as a project manager of the Zhejiang branch of State Street (NYSE: STT), a global asset management company, from July 2009 to February 2015. Ms. Wan received her master’s degree from Zhejiang University.

Mr. Tiecheng Zhang has served as our vice president of public relations since July 2016. Prior to joining us, Mr. Zhang served as the general manager of Fudi Industrial Park from September 2016 to June 2017. From December 2012 to December 2015, Mr. Zhang was a vice general manager of Supcon Energy Equipment Co., Ltd. Mr. Zhang served as General Electric’s regional chief representative in Zhejiang from January 2010 to November 2012. Prior to this, Mr. Zhang worked as an investment manager in the strategic management head office of Sinochem International (Holding) Co., Ltd. from May to December 2009 and as a senior manager in the B2B department of Alibaba (NYSE: BABA) from February 2008 to April 2009. Mr. Zhang received his bachelor’s degree in polymer chemistry and his master’s degree in chemical engineering from Zhejiang University.

Ms. Jianjian Hu has served as our chief operating officer since October 2016. Ms. Hu has over 19 years of extensive experience in fast moving consumer goods and retail industry. Prior to joining our company, Ms. Hu served as the national procurement director of Yonghui Superstores Co., Ltd (SSE: 601933), a company operating top chain supermarkets in China, from May 2010 to October 2016. Prior to this, Ms. Hu was the district procurement director of Walmart’s Fujian branch from April 2007 to May 2010. Ms. Hu also worked in Fujian Trust-Mart Supermarket Chain Co., Ltd. from October 1999 to March 2007, serving as the senior district procurement manager. Ms. Hu is now pursuing her EMBA in Zhejiang University.

Mr. Hui Ma has served as our chief people officer and chief strategy officer since November 2018. Mr. Ma is an industry veteran and has over 12 years of experience in the e-commerce sector in China. Prior to joining us, Mr. Ma served as the chief operating officer of SKIO Group, an innovated new energy automobile company in China, from June 2015 to November 2018. Before that, Mr. Ma held various positions at Alibaba (NYSE: BABA), including serving as general manager of its consumer experience development division from June 2013 to June 2015, as director of its information platform technology department from September 2011 to June 2013, and as senior manager of its human resources department from November 2009 to September 2011. Mr. Ma received his bachelor’s degree in civil engineering and his Ph.D. in advanced manufacturing engineering and information system from Zhejiang University.

Mr. Chen Chen has served as our chief financial officer since May 2018. Mr. Chen has more than 16 years of comprehensive experience in audit and consulting services. Prior to joining us, Mr. Chen was a partner at Deloitte, and had been working in Deloitte since July 2002. Mr. Chen is a member of the Association of International Certified Professional Accountants (AICPA) and China Institute of Certified Public Accountants (CICPA). Mr. Chen received his bachelor’s degree from Shanghai Jiaotong University.

Board of Directors

Our board of directors will consist of seven directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq Stock Market Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Li-Lan Cheng, Mr. Gao Wang and Mr. Huan Hao. Mr. Li-Lan Cheng will be the chairman of our audit committee. We have determined that Mr. Li-Lan Cheng and Mr. Gao Wang satisfy the “independence” requirements of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Li-Lan Cheng qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Mr. Li-Lan Cheng, Mr. Gao Wang and Mr. Huan Hao. Mr. Li-Lan Cheng will be the chairman of our compensation committee. We have determined that Mr. Li-Lan Cheng and Mr. Gao Wang satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Mr. Li-Lan Cheng, Mr. Gao Wang and Mr. Hao Huan. Mr. Li-Lan Cheng will be the chairman of our nominating and corporate governance committee. Mr. Li-Lan Cheng and Mr. Gao Wang satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any customer doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

In 2018, we paid an aggregate of RMB2.7 million (US$0.4 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2019 Share Incentive Plan

In December 2017, our shareholders and board of directors approved the 2017 Share Incentive Plan, which we refer to as the 2017 Plan in this prospectus, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In March 2019, we adopted a 2019 Share Incentive Plan, or the 2019 Plan, which replaced the 2017 Plan in its entirety, and the 2017 Plan is no longer effective. The awards granted and outstanding under the 2017 Plan survive the termination of the 2017 Plan and remain effective and binding under the 2019 Plan. The maximum aggregate number of ordinary shares that may be issued under 2019 Plan is initially 227,401,861 ordinary shares, which shall be increased by a number equal to 1% of the then total issued and outstanding ordinary shares on an as-converted and fully diluted basis, on each of the first, second, third, fourth and fifth anniversary of the date of effectiveness of the 2019 Plan. As of the date of this prospectus, options to purchase a total of 91,326,900 Class A ordinary shares and 39,543,000 restricted share units are outstanding under the 2019 Plan.

The following paragraphs summarize the principal terms of the 2019 Plan.

Type of Awards. The 2019 Plan permits the awards of options, restricted share units, restricted shares, share appreciation rights, dividend equivalents and share payments.

Plan Administration. Our board of directors or a committee appointed by the board of directors will administer the 2019 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, employees, consultants and members.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the 2019 Plan.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2019 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2019 Plan. Unless terminated earlier, the 2019 Plan has a term of ten years from the date of effectiveness of the 2019 Plan. Our board of directors has the authority to terminate, amend, suspend or modify the 2019 Plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2019 Plan.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares underlying outstanding options, restricted shares and other equity awards that we granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options and Restricted Share Units		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shanglue Xiao	20,000,000		0.0925	December 19, 2017	December 18, 2023
	15,000,000	(1)	—	November 28, 2018	November 27, 2024
Huan Hao	*		0.0925	December 19, 2017	December 18, 2023
	*	(1)	—	November 28, 2018	November 27, 2024
Qingrong Kong	—		—	—	—
Yanhua Sun	—		—	—	—
Wei Ying	—		—	—	—
Zhi Wan	*		0.0925	December 19, 2017	December 18, 2023
	*	(1)	—	November 28, 2018	November 27, 2024
Li-Lan Cheng†	—		—	—	—
Gao Wang†	—		—	—	—
Tiecheng Zhang	*		0.0925	December 19, 2017	December 18, 2023
	*	(1)	—	November 28, 2018	November 27, 2024
Jianjian Hu	*		0.0925	December 19, 2017	December 18, 2023
	*	(1)	—	November 28, 2018	November 27, 2024
Hui Ma	*		0.4	November 28, 2018	November 27, 2024
Chen Chen	*		0.1	June 30, 2018	June 29, 2024
	*	(1)	—	November 28, 2018	November 27, 2024
All directors and executive officers as a group	81,110,000		0.0925 to 0.4	December 19, 2017 and November 28, 2018	December 18, 2023 and November 27, 2024

Note:

*	All awards granted to such director or officer were less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.
(1)	Represents restricted share units.
†

Mr. Li-Lan Cheng and Mr. Gao Wang have accepted appointment to be a director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

As of the date of this prospectus, our employees, other than our directors and executive officers held options to purchase 33,516,900 Class A ordinary shares, with exercise prices ranging from US$0.0925 per share to US$0.5 per share and 16,243,000 restricted share units.

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares[; and

•	each selling shareholder.]

The calculations in the table below are based on 2,046,616,752 ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus (excluding 227,401,861 ordinary shares reserved for issuance under our share incentive plan), assuming an initial public offering price of US$                per ADS, the mid-point of the estimated initial public offering price range on the front cover page of this prospectus, and                ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power**
Directors and Executive Officers*:
Shanglue Xiao(1)	949,960,000	46.4
Huan Hao(2)	50,720,000	2.5
Qingrong Kong(3)	—	—
Yanhua Sun(4)	—	—
Wei Ying(5)	—	—
Zhi Wan	—	—
Li-Lan Cheng†(6)	—	—
Gao Wang†(7)	—	—
Tiecheng Zhang	—	—
Jianjian Hu	—	—
Hui Ma	—	—
Chen Chen	—	—
All Directors and Executive Officers as a Group	1,000,680,000	48.9
Principal [and Selling] Shareholders:
Lanlan Ltd.(8)	949,960,000	46.4
Entities affiliated with Eastern Bell(9)	280,600,000	13.7
CPYD Singapore Pte. Ltd.(10)	215,800,000	10.5
Fasturn Overseas Limited(11)	149,200,000	7.3
Trustbridge Partners IV, L.P.(12)	111,000,000	5.4
Acceleration S Limited(13)	110,803,324	5.4

*

Except as indicated otherwise below, the business address of our directors and executive officers is 15/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou 310000, Zhejiang Province, People’s Republic of China.

**

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†

Mr. Li-Lan Cheng and Mr. Gao Wang have accepted appointment to be a director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

(1)

Represents 949,960,000 ordinary shares held by Lanlan Ltd., a BVI business company. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. All the ordinary shares held by Lanlan Ltd. will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering.

(2)

Represents 50,720,000 ordinary shares held by Qiuqiu Inc., a BVI business company. Qiuqiu Inc. is wholly owned by Mr. Huan Hao. The registered address of Qiuqiu Inc. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. All the ordinary shares held by Qiuqiu Inc. will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(3)	The business address of Mr. Qingrong Kong is 378 Wukang Road, 6/F, Shanghai, People’s Republic of China.
(4)	The business address of Mr. Yanhua Sun is Unit C, 7th Floor, East Hope Plaza, 1777 Century Avenue, Shanghai, People’s Republic of China.
(5)	The business address of Mr. Wei Ying is 3/F, K.stone Building, No. 1 East Yan’an Road, Huangpu District, Shanghai, People’s Republic of China.
(6)	The business address of Mr. Li-Lan Cheng is 11/F Floor, Yinlin Building, No. 788 Guangzhong Road, Shanghai, China.
(7)	The business address of Mr. Gao Wang is 699 Hongfeng Road, Pudong New District, Shanghai 201206, China.
(8)

Represents 949,960,000 ordinary shares held by Lanlan Ltd., a BVI business company. Lanlan Ltd. is wholly owned by Mr. Shanglue Xiao. The registered address of Lanlan Ltd. is Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. All the ordinary shares held by Lanlan Ltd. will be automatically re-designated as Class B ordinary shares immediately prior to the completion of this offering.

(9)

Represents (i) 223,800,000 preferred shares held by Eastern Bell XIX Investment Limited, a BVI business company, and (ii) 56,800,000 preferred shares held by Eastern Bell XII Investment Limited, a British Virgin Islands company. The registered address of each of Eastern Bell XIX Investment Limited and Eastern Bell XII Investment Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. Eastern Bell XIX Investment Limited is wholly-owned by Suzhou Zhongding No. 3 Venture Capital Center (Limited Partnership) ( ), whose general partners are Shanghai Dingying Investment Management Center (Limited Partnership) ( ) and Suzhou Zhongding Hengtang Equity Investment Management Center (Limited Partnership) ( ), each of which is ultimately controlled by Mr. Li Yan. Eastern Bell XII Investment Limited is wholly-owned by Suzhou Zhongding No. 4 Venture Capital Center (Limited Partnership) ( ), whose general partners are Shanghai Dingying Investment Management Center (Limited Partnership) ( ) and Shanghai Zhongding Investment Center (Limited Partnership) ( ), each of which is ultimately controlled by Mr. Li Yan. All the preferred shares held by Eastern Bell XIX Investment Limited and Eastern Bell XII Investment Limited will be automatically converted into Class A ordinary shares immediately prior to the completion of this offering.

(10)

Represents 215,800,000 preferred shares held by CPYD Singapore Pte. Ltd., a Singapore exempted private company limited by share. The registered address of CPYD Singapore Pte. Ltd. is Marker Icon, 1 Temasek Avenue, #20-01 Millennia Tower, Singapore 039192. CPYD Singapore Pte. Ltd. is beneficially owned and controlled by Mr. David Hand. All the preferred shares held by CPYD Singapore Pte. Ltd. will be automatically converted into Class A ordinary shares immediately prior to the completion of this offering.

(11)

Represents 149,200,000 preferred shares held by Fasturn Overseas Limited, a BVI business company. Fasturn Overseas Limited is wholly owned by Mr. Yuan Chen. The registered address of Fasturn Overseas Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. All the preferred shares held by Fasturn Overseas Limited will be automatically converted into Class A ordinary shares immediately prior to the completion of this offering.

(12)

Represents 111,000,000 preferred shares held by Trustbridge Partners IV, L.P. a Cayman Islands limited partnership. Trustbridge Partners IV, L.P. is managed by an investment committee consisting of Mr. Shujun Li, Mr. Feng Ge, Mr. David Ning Lin, Mr. Hongyan Guan and Mr. Xiaodong Liang, which committee by majority vote has the power to make investment or divestment decisions for Trustbridge Partners IV, L.P. The registered address of Trustbridge Partners IV, L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of each of Mr. Shujun Li, Mr. Feng Ge, Mr. David Ning Lin, Mr. Hongyan Guan and Mr. Xiaodong Liang is 2001, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong. All the preferred shares held by Trustbridge Partners IV, L.P. will be automatically converted into Class A ordinary shares immediately prior to the completion of this offering.

(13)

Represents 110,803,324 preferred shares held by Acceleration S Limited, a BVI business company. Acceleration S Limited is ultimately controlled by Mr. Shangzhi Wu. The registered address of Acceleration S Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. All the preferred shares held by Acceleration S Limited will be automatically converted into Class A ordinary shares immediately prior to the completion of this offering.

As of the date of this prospectus, none of our ordinary shares or preferred shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—2019 Share Incentive Plan.”

Transactions with our Founder and Related Entities

Transactions with Hangzhou Yuepeng Trading Co., Ltd., or Hangzhou Yuepeng. Hangzhou Yuepeng is under control of Mr. Shanglue Xiao, our chairman and chief executive officer. As of December 31, 2016, 2017 and 2018, we had RMB0.8 million, RMB0.9 million and nil, respectively, due from Hangzhou Yuepeng, representing the payment made on behalf of Hangzhou Yuepeng. The outstanding balances have been fully repaid and there is no amount due from the related party as of the date of this prospectus.

Transactions with Hongkong Smallye International Investment Limited, or Hongkong Smallye. Hongkong Smallye is under control of Mr. Shanglue Xiao, our chairman and chief executive officer. As of December 31, 2016, 2017 and 2018, we had RMB0.2 million, RMB0.2 million and nil, respectively, due from Hongkong Smallye and RMB1.5 million, RMB1.4 million and nil, respectively, due to Hongkong Smallye, representing ordinary course trade receivables generated from our business operations. The outstanding balances have been fully repaid and there is no amount due from or to the related party as of the date of this prospectus.

Transactions with Small Ye Group, or Small Ye. Small Ye is under control of Mr. Shanglue Xiao, our chairman and chief executive officer. As of December 31, 2016, 2017 and 2018, we had nil, RMB40,000 and nil, respectively, due from Small Ye, representing the payment made on behalf of Small Ye. The outstanding balances have been fully repaid and there is no amount due from the related party as of the date of this prospectus.

Transactions with Mr. Shanglue Xiao. As of December 31, 2016, 2017 and 2018, we had RMB1.5 million, RMB1.8 million and nil, respectively, due to Mr. Shanglue Xiao, our chairman and chief executive officer, representing the expenses he incurred in connection with his business activities for our company that have not been reimbursed by us. The outstanding balances have been fully repaid and there is no amount due to Mr. Shanglue Xiao as of the date of this prospectus. As of December 31, 2016, 2017 and 2018, we had nil, nil and RMB355 thousand (US$51.6 thousand), respectively, due from Mr. Shanglue Xiao, our chairman and chief executive officer, representing payment on behalf of Mr. Shanglue Xiao for his personal education purposes. Mr. Xiao has fully repaid the outstanding balance as of the date of this prospectus.

Transaction with Wuhan Dahong Enterprise Management Partnership (LP), or Wuhan Dahong. Wuhan Dahong holds non-controlling equity interest in Wuhan Yunteng Logistics Co., Ltd., one of our principal subsidiaries. As of December 31, 2016, 2017 and 2018, we had nil, nil and RMB14,000 (US$2,036), respectively, due from Wuhan Dahong, representing the payment made on behalf of Wuhan Dahong for its incorporation fees. The outstanding balance has been fully repaid and there is no amount due from the related party as of the date of this prospectus.

Transaction with Lanlan Ltd. Lanlan Ltd. is one of our principal shareholders and wholly-owned by Mr. Shanglue Xiao, our chairman and chief executive officer. As of December 31, 2016, 2017 and 2018, we had nil, nil and RMB8,000 (US$1,163), respectively, due from Lanlan, representing the payment made on behalf of Lanlan for its incorporation fees. The outstanding balance has been fully repaid and there is no amount due from the related party as of the date of this prospectus.

Transactions with Our Equity Investees

Transaction with Hangzhou Tianshi Technology Co. Ltd., or Tianshi. Tianshi is our equity investee and our supplier. As of December 31, 2016, 2017 and 2018, we had nil, nil and RMB5.6 million (US$0.8 million), respectively, due to Tianshi, representing the payments due to Tianshi for products purchased from Tianshi.

Transaction with Hangzhou Zhangtaihe Health Technology Co., Ltd, or Zhangtaihe. Zhangtaihe is our equity investee and our supplier. As of December 31, 2016, 2017 and 2018, we had nil, nil and RMB5.0 million (US$0.7 million), respectively, due to Zhangtaihe, representing the payments due to Zhangtaihe for products purchased from Zhangtaihe.

Transaction with Guangdong Weixin Technology Co Ltd., or Guangdong Weixin. Guangdong Weixin is our equity investee and our supplier. As of December 31, 2016, 2017 and 2018, we had nil, nil and RMB70,000 (US$10,181), respectively, due to Guangdong Weixin, representing the payments due to Guangdong Weixin for products purchased from Guangdong Weixin.

Transaction with Beijing Siwei Technology and Culture Co., Ltd., or Beijing Siwei. Beijing Siwei is our equity investee and our supplier. As of December 31, 2016, 2017 and 2018, we had nil, nil and RMB0.2 million (US$27.2 thousand), respectively, due to Beijing Siwei, representing the payments due to Beijing Siwei for products purchased from Beijing Siwei.

Transaction with Hangzhou Adopt A Cow Biological Technology Co., Ltd., or Hangzhou Biological Technology. Hangzhou Biological Technology is our equity investee and our supplier. As of December 31, 2016, 2017 and 2018, we had nil, nil and RMB0.6 million (US$0.1 million), respectively, due to Hangzhou Biological Technology, representing the payments due to Hangzhou Biological Technology for products purchased from Hangzhou Biological Technology.

We believe the terms of the transactions with Tianshi, Zhangtaihe, Guangdong Weixin, Beijing Siwei and Hangzhou Biological Technology are comparable to those with third-party suppliers.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 10,000,000,000 shares, comprising of (i) 9,104,783,248 ordinary shares with a nominal or par value of US$0.000005 each, and (ii) 895,216,752 preferred shares with a nominal or par value of US$0.000005 each, 373,000,000 of which are designated as Series Seed Preferred Shares, 389,200,000 of which are designated as Series A preferred shares, 111,911,357 of which are designated as Series B preferred shares, and 21,105,395 of which are designated as Series B+ preferred shares. As of the date of this prospectus, 1,151,400,000 ordinary shares, 373,000,000 Series Seed preferred shares, 389,200,000 Series A preferred shares, 111,911,357 Series B preferred shares, and 21,105,395 Series B+ preferred shares are issued and outstanding. All of our issued and outstanding shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$100,000 divided into 20,000,000,000 shares comprising of (i) 17,000,000,000 Class A ordinary shares of a par value of US$0.000005 each, (ii) 2,000,000,000 Class B ordinary shares of a par value of US$0.000005, and (iii) 1,000,000,000 shares of a par value of US$0.000005 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding ordinary shares and preferred shares will be converted into, and/or re-designated and re-classified as, Class A ordinary shares on a one-for-one basis, except that the 949,960,000 ordinary shares held by Lanlan Ltd. will be re-designated as Class B ordinary shares.

Our Post-Offering Memorandum and Articles of Association

We have conditionally adopted an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Each Class B ordinary share is convertible into an equal number of Class A ordinary shares upon the occurrence of certain matters as set forth in our post-offering memorandum and articles of association, including upon any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than holders of Class B ordinary shares or their affiliates. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share. Our Class A ordinary shares and Class B ordinary shares votes together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Stock Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies

Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the

Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

We were established in the Cayman Islands in November 2017. In January 2018, we effected a 1-to-20 share split, following which each of our previously issued ordinary shares was subdivided into 20 ordinary shares, and we then issued a total of 1,151,399,980 ordinary shares to Lanlan Ltd. and Kingwangpeng Holdings Limited for an aggregate consideration of approximately US$5,757.

On November 19, 2018, we issued an aggregate of 101,440,000 ordinary shares to Qiuqiu Inc. and Skyxiaolaba Inc. for an aggregate consideration of US$507 after we repurchased the same number of shares from Lanlan Ltd.

Preferred Shares

On February 12, 2018, we issued (i) 223,800,000 Series Seed preferred shares to Eastern Bell XIX Investment Limited in consideration of its execution and delivery of a promissory note in the principal amount of USD in equivalent to RMB30 million in favor of us; (ii) 149,200,000 Series Seed preferred shares to Fasturn Overseas Limited in consideration of its execution and delivery of a promissory note in the principal amount of USD in equivalent to RMB20 million in favor of us; (iii) 215,800,000 Series A preferred shares to CPYD Singapore Pte. Ltd in consideration of its execution and delivery of a promissory note in the principal amount of US$20 million in favor of us; (iv) 56,800,000 Series A preferred shares to Eastern Bell XII Investment Limited in consideration of its execution and delivery of a promissory note in the principal amount of USD in equivalent to approximately RMB33.2 million in favor of us; (v) 111,000,000 Series A preferred shares to Trustbridge Partners IV, L.P. for an aggregate consideration of US$555; (vi) 5,600,000 Series A preferred shares to China Renaissance Corporation for an aggregate consideration of US$28; and (vii) 110,803,324 Series B preferred shares to Acceleration S Limited for an aggregate consideration of US$100 million. We received settlement of the promissory notes in November and December 2018.

On June 4, 2018, we issued (i) 1,108,033 Series B preferred shares to China TH Capital Limited for an aggregate consideration of US$1 million, and (ii) 5,276,349 Series B+ preferred shares to Fountain Sight Limited for an aggregate consideration of US$5 million.

On June 4, 2018, Shanghai Fengxian Information and Technology Development Partnership (LLP), or Shanghai Fengxian, entered into a share purchase agreement for the purchase of 15,829,046 Series B+ preferred shares of our company and a shareholders’ agreement with our company and certain other parties thereto. Shanghai Fengxian became subject to the shareholders’ rights and obligations in such agreements on the same date. On November 19, 2018, we issued 15,829,046 Series B+ preferred shares to Shanghai Fengxian, for an aggregate consideration of US$15 million.

Grants of Options and Restricted Share Units

We have granted options to purchase our ordinary shares and restricted share units to certain of our directors, executive officers and employees. See “Management—2019 Share Incentive Plan.”

Shareholders Agreement

We entered into our amended and restated shareholders agreement on June 4, 2018 with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, right of participation, right of first refusal and co-sale rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) June 4, 2021 or (ii) six months after the completion of this offering, holders of at least twenty percent (20%) of the registrable securities (including preferred shares and ordinary shares issued upon conversion of preferred shares) then issued and outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration by written notice. Other than required by the underwriter(s) in connection with our initial public offering, at least twenty-five percent (25%) of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than three demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated (i) first, to us, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder; provided that at least twenty-five percent (25%) of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included and all shares that are not registrable securities shall first be excluded from such registration and underwriting before any registrable securities are so excluded.

Form F-3 Registration Rights. Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and commissions.

Termination of Registration Rights. Our shareholders’ registration rights will terminate (i) after two years of the completion of this offering, or (ii) all such registrable securities proposed to be sold by a shareholder may then be sold under Rule 144 promulgated under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of                  Class A ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “—Jurisdiction and Arbitration.”

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•

Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

•

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

•

Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•

Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

•

Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

[Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”]

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least                  business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the Nasdaq Stock Market and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•   To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the

ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•

are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•

are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we agree to indemnify the depositary under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, which may include claims arising under the federal securities laws, although the arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal courts.

Jury Trial Waiver

The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•

compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                ADSs outstanding, representing approximately        % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the Nasdaq Global Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or the ADSs or securities that are substantially similar to our ordinary shares or the ADSs, including but not limited to any options or warrants to purchase our ordinary shares, the ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, the ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),] without the prior written consent of the representatives of the underwriters.

Furthermore, [each of our directors, executive officers and existing shareholders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, the ADSs and securities that are substantially similar to our ordinary shares or the ADSs. These parties collectively own [all] of our issued and outstanding ordinary shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then issued and outstanding ordinary shares of the same class, including Class A ordinary shares represented by ADSs, which immediately after the completion of this offering will equal                Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. [However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.]

TAXATION

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Yunji Inc. is not a PRC resident enterprise for PRC tax purposes. Yunji Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Yunji Inc. meets all of the conditions above. Yunji Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Yunji Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Yunji Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Yunji Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Yunji Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires the ADSs in this offering and holds the ADSs or ordinary shares as “capital assets”(generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income or any state, local and non-U.S. tax considerations relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of our stock (by vote or value);

•

persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected proceeds from this offering, and projections as to the market price of the ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs and common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. We intend to list the ADSs on the Nasdaq Global Market. Provided that this listing is approved, we believe that the ADSs should generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, should be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss and will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Nevertheless, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries, our VIEs or any of their subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or their subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq Global Market. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, have severally agreed to purchase, and we [and the selling shareholders] have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
China International Capital Corporation Hong Kong Securities Limited

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us [and the selling shareholders] and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We [and the selling shareholders] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional ADSs at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us [and the selling shareholders]. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by:
Us	US$	US$	US$
[The selling shareholders]	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$
[Proceeds, before expenses, to selling shareholders]	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$                . [We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to US$                .]

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited, one of the underwriters of this offering, is not a broker-dealer registered with the SEC. Therefore, to the extent China International Capital Corporation Hong Kong Securities Limited intends to make any offers or sales of ADSs in the United States, it will do so only through one or more SEC-registered broker-dealers in compliance with applicable securities laws and regulations.

The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036, United States of America. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, United States of America. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179, U.S.A. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

The ADSs [have been] approved for listing on the Nasdaq Global Market under the trading symbol “YJ.”

We and [all directors and officers and the holders of all of our outstanding shares and share options] have agreed that, without the prior written consent of the representatives, we and they will not, during the period ending [180] days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8); or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by issue of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the ADSs; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of the ordinary shares, ADSs or other securities acquired in such open market transactions; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time. Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over- allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We[, the selling shareholders] and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                 ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus].

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)

“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)	you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Centre (“DIFC”). This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (2) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

France. Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany. This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel. The ADSs offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor has it been registered for sale in Israel. The ADSs may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ADSs being offered. Any resale in Israel, directly or indirectly, to the public of the ADSs offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy. The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

•

to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

•	Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea. The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland. The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan. The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates. This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs and the underlying shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs, the underlying shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs and the underlying shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom. Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Zhong Lun Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Zhong Lun Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2016, 2017 and 2018 and for each of the three years in the period ended December 31, 2018 included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers Zhong Tian LLP is located at 11th Floor, PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

YUNJI INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yunji Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yunji Inc. and its subsidiaries (the “Company”) as of December 31, 2018, 2017 and 2016, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 21, 2019

We have served as the Company’s auditor since 2018.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018		Pro forma as of December 31, 2018
		RMB	RMB	RMB	US$	RMB	US$
						(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2.8	287,107	328,741	1,519,146	220,951	1,519,146	220,951
Restricted cash	2.9	700	29,000	46,100	6,705	46,100	6,705
Short-term investments	2.10, 4	33,000	663,780	1,099,394	159,900	1,099,394	159,900
Accounts receivable, net	2.11	—	778	7,436	1,082	7,436	1,082
Advance to suppliers		11,340	23,231	48,516	7,055	48,516	7,055
Inventories, net	2.12, 6	97,443	332,778	675,543	98,254	675,543	98,254
Amounts due from related parties	23	1,010	1,150	377	55	377	55
Prepaid expenses and other current assets	5	80,724	226,098	410,439	59,696	410,439	59,696

Total current assets		511,324	1,605,556	3,806,951	553,698	3,806,951	553,698

Non-current assets:
Property, equipment and software, net	2.13, 7	8,561	18,558	36,954	5,375	36,954	5,375
Long-term investments	2.14, 8	—	507	16,999	2,472	16,999	2,472
Deferred tax assets	17	20,641	48,540	56,640	8,238	56,640	8,238
Other non-current assets		—	—	1,255	182	1,255	182

Total non-current assets		29,202	67,605	111,848	16,267	111,848	16,267

Total assets		540,526	1,673,161	3,918,799	569,965	3,918,799	569,965

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS  (CONTINUED)

AS OF DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018		Pro forma as of December 31, 2018
		RMB	RMB	RMB	US$	RMB	US$
						(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB 450,247, RMB 1,469,893 and RMB 2,892,823 as of December 31, 2016, 2017 and 2018, respectively)

Accounts payable	9	158,790	770,025	1,432,274	208,316	1,432,274	208,316
Deferred revenue	10	112,295	323,551	546,975	79,554	546,975	79,554
Incentive payables to members	11	81,270	239,840	421,945	61,369	421,945	61,369
Refund payable to members	2.17, 12	77,652	147,943	396,024	57,599	396,024	57,599
Member management fees payable	13	—	99,967	108,384	15,764	108,384	15,764
Other payable and accrued liabilities	14	35,899	81,377	197,962	28,792	197,962	28,792
Amounts due to related parties	23	3,005	3,197	11,445	1,665	11,445	1,665
Warrant liabilities	19	1,906	—	—	—	—	—

Total current liabilities		470,817	1,665,900	3,115,009	453,059	3,115,009	453,059

Non-current liabilities
Deferred tax liabilities	17	—	5,164	197	29	197	29

Total non-current liabilities		—	5,164	197	29	197	29

Total liabilities		470,817	1,671,064	3,115,206	453,088	3,115,206	453,088

Commitments and contingencies	24

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS  (CONTINUED)

AS OF DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018		Pro forma as of December 31, 2018
		RMB	RMB	RMB	US$	RMB	US$
						(Unaudited)
Mezzanine equity	1, 19
Series Seed convertible redeemable preferred shares (US$0.000005 par value, 373,000,000 shares authorized, issued and outstanding as of December 31, 2016, 2017 and 2018, respectively; and nil outstanding on a pro-forma basis as of December 31, 2018 (unaudited))		118,202	1,088,920	1,977,336	287,592	—	—
Series A convertible redeemable preferred shares (US$0.000005 par value, 218,650,000, 272,600,000 and 389,200,000 shares authorized as of December 31, 2016, 2017 and 2018, respectively; 218,650,000, 272,600,000 and 389,200,000 shares issued as of December 31, 2016, 2017 and 2018, respectively; 218,650,000, 272,600,000 and 389,200,000 shares outstanding as of December 31, 2016, 2017 and 2018, respectively; and nil outstanding on a pro-forma basis as of December 31, 2018 (unaudited))		137,736	831,778	2,090,722	304,083	—	—
Series B convertible redeemable preferred shares (US$0.000005 par value, nil, nil and 111,911,357 shares authorized as of December 31, 2016, 2017 and 2018, respectively; nil, nil and 111,911,357 shares issued as of December 31, 2016, 2017 and 2018, respectively; nil, nil and 111,911,357 shares outstanding as of December 31, 2016, 2017 and 2018, respectively; and nil outstanding on a pro-forma basis as of December 31, 2018 (unaudited))		—	—	708,609	103,063	—	—

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS  (CONTINUED)

AS OF DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018		Pro forma as of December 31, 2018
		RMB	RMB	RMB	US$	RMB	US$
						(Unaudited)
Series B+ convertible redeemable preferred shares (US$0.000005 par value, nil, nil and 21,105,395 shares authorized as of December 31, 2016, 2017 and 2018, respectively; nil, nil and 21,105,395 shares issued as of December 31, 2016, 2017 and 2018, respectively; nil, nil and 21,105,395 shares outstanding as of December 31, 2016, 2017 and 2018, respectively; and nil outstanding on a pro-forma basis as of December 31, 2018 (unaudited))		—	—	137,381	19,981	—	—

Total mezzanine equity		255,938	1,920,698	4,914,048	714,719	—	—

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED BALANCE SHEETS  (CONTINUED)

AS OF DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018		Pro forma as of December 31, 2018
		RMB	RMB	RMB	US$	RMB	US$
						(Unaudited)
Shareholders’ (deficit)/equity
Ordinary shares (US$0.000005 par value 9,408,350,000, 9,354,400,000 and 9,104,783,248 shares authorized as of December 31, 2016, 2017 and 2018, respectively; 1,268,000,000, 1,268,000,000 and 1,151,400,000 shares issued as of December 31, 2016, 2017 and 2018, respectively; 1,268,000,000, 1,268,000,000 and 1,151,400,000 shares outstanding as of December 31, 2016, 2017 and 2018, respectively; and 2,046,616,752 outstanding on a pro-forma basis as of December 31, 2018 (unaudited))	1, 18	—	—	36	5	64	9
Paid in Capital of Yunji Sharing Technology Co., Ltd.	1	1,000	—	—	—	—	—
Additional paid-in capital		—	—	—	—	4,914,020	714,715
Statutory reserve	2.29	—	4,227	8,504	1,237	8,504	1,237
Accumulated other comprehensive income		—	—	55,565	8,082	55,565	8,082
Accumulated deficit		(187,229)	(1,922,828)	(4,180,922)	(608,091)	(4,180,922)	(608,091)

Total Yunji Inc. shareholders’ (deficit)/equity		(186,229)	(1,918,601)	(4,116,817)	(598,767)	797,231	115,952

Non-controlling interests		—	—	6,362	925	6,362	925

Total shareholders’ (deficit)/equity		(186,229)	(1,918,601)	(4,110,455)	(597,842)	803,593	116,877

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		540,526	1,673,161	3,918,799	569,965	3,918,799	569,965

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
		RMB	RMB	RMB	US$
Revenues:
Sales of merchandise, net	2.16	1,129,053	5,912,109	11,388,425	1,656,378
Membership program revenue	2.16	155,391	510,818	1,552,437	225,793
Other revenues	2.16	—	21,144	74,363	10,816

Total revenues		1,284,444	6,444,071	13,015,225	1,892,987
Operating cost and expenses:
Cost of revenues	2.19	(978,688)	(5,172,842)	(10,706,596)	(1,557,210)
Fulfilment	2.20	(184,407)	(569,410)	(1,162,051)	(169,013)
Sales and marketing	2.21	(138,046)	(707,735)	(955,128)	(138,918)
Technology and content	2.22	(18,207)	(58,159)	(143,645)	(20,892)
General and administrative	2.23	(12,153)	(50,153)	(147,208)	(21,410)

Total operating cost and expenses		(1,331,501)	(6,558,299)	(13,114,628)	(1,907,443)

Loss from operations		(47,057)	(114,228)	(99,403)	(14,456)

Financial income, net	16	154	11,564	46,068	6,700
Foreign exchange gain/(loss), net		1,525	(7,444)	(685)	(100)
Change in fair value of warrant liabilities	19	160	152	—	—
Other income, net	15	—	894	7,048	1,025

Loss before income tax expense, and equity in income of affiliates, net of tax		(45,218)	(109,062)	(46,972)	(6,831)
Income tax benefit/(expense)	17	20,550	3,331	(12,346)	(1,796)
Equity in income of affiliates, net of tax	8	—	7	2,992	435

Net loss		(24,668)	(105,724)	(56,326)	(8,192)

Less: net income attributable to non-controlling interests shareholders		—	—	(3,362)	(489)

Net loss attributable to YUNJI INC.		(24,668)	(105,724)	(59,688)	(8,681)

Accretion on convertible redeemable preferred shares to redemption value	19	(77,179)	(1,628,656)	(2,187,633)	(318,178)
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	19	—	—	(60,796)	(8,842)
Deemed dividend from preferred shareholders	19	132	—	107	16

Net loss attributable to ordinary shareholders		(101,715)	(1,734,380)	(2,308,010)	(335,685)

Net loss		(24,668)	(105,724)	(56,326)	(8,192)
Other comprehensive income
Foreign currency translation adjustment		—	—	55,565	8,082

Total comprehensive loss		(24,668)	(105,724)	(761)	(110)
Less: total comprehensive income attributable to non-controlling interests shareholders		—	—	(3,362)	(489)

Total comprehensive loss attributable to YUNJI INC.		(24,668)	(105,724)	(4,123)	(599)

Net loss attributable to ordinary shareholders	22	(101,715)	(1,734,380)	(2,308,010)	(335,685)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted		1,268,000,000	1,268,000,000	1,165,136,438	1,165,136,438

Net loss per share attributable to ordinary shareholders
—Basic		(0.08)	(1.37)	(1.98)	(0.29)
—Diluted		(0.08)	(1.37)	(1.98)	(0.29)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Paid in Capital of Yunji Sharing Technology Co., Ltd.	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Accumulated deficit	Total Yunji Inc. shareholders’ deficit	Non- controlling interest	Total shareholders’ deficit
	Number of Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	1,268,000,000	—	1,000	—	—	—	(85,382)	(84,382)	—	(84,382)
Net loss	—	—	—	—	—	—	(24,668)	(24,668)	—	(24,668)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(77,179)	(77,179)	—	(77,179)
Deemed dividend from Preferred Shareholders (Note 19)	—	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2016	1,268,000,000	—	1,000	—	—	—	(187,229)	(186,229)	—	(186,229)

Balance as of December 31, 2016	1,268,000,000	—	1,000	—	—	—	(187,229)	(186,229)	—	(186,229)
Transfer of paid in capital of Yunji Sharing to Yunji Inc. when Yunji Inc. was incorporated	—	—	(1,000)	1,000	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(105,724)	(105,724)	—	(105,724)
Appropriation to statutory reserves	—	—	—	—	4,227	—	(4,227)	—	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	(3,008)	—	—	(1,625,648)	(1,628,656)	—	(1,628,656)
Share based compensation	—	—	—	2,008	—	—	—	2,008	—	2,008

Balance as of December 31, 2017	1,268,000,000	—	—	—	4,227	—	(1,922,828)	(1,918,601)	—	(1,918,601)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT  (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US$0.000005 par value)		Paid in Capital of Yunji Sharing Technology Co., Ltd.	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Accumulated deficit	Total Yunji Inc. shareholders’ deficit	Non- controlling interest	Total shareholders’ deficit
	Number of Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	1,268,000,000	—	—	—	4,227	—	(1,922,828)	(1,918,601)	—	(1,918,601)
Net loss	—	—	—	—	—	—	(59,688)	(59,688)	3,362	(56,326)
Foreign currency translation adjustments	—	—	—	—	—	55,565	—	55,565	—	55,565
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	(54,193)	—	—	(2,133,440)	(2,187,633)	—	(2,187,633)
Appropriation to statutory reserves	—	—	—	—	4,277	—	(4,277)	—	—	—
Issuance of ordinary shares at par value	—	36	—	—	—	—	—	36	—	36
Deemed dividend from Preferred Shareholders (Note 19)	—	—	—	(107)	—	—	107	—	—	—
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	3,000	3,000
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature (Note 19)	(116,600,000)	—	—	—	—	—	(60,796)	(60,796)	—	(60,796)
Share based compensation	—	—	—	54,300	—	—	—	54,300	—	54,300

Balance as of December 31, 2018	1,151,400,000	36	—	—	8,504	55,565	(4,180,922)	(4,116,817)	6,362	(4,110,455)

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
		RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(24,668)	(105,724)	(56,326)	(8,192)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation		801	3,808	9,306	1,354
Shared-based compensation		—	2,008	54,300	7,898
Loss from disposal of property, equipment and software		—	2	871	127
Equity in income of affiliates		—	(7)	(2,992)	(435)
Inventory write-downs		124	7,445	2,540	369
Foreign exchange (gain)/loss		(6,367)	10,911	190	28
Change in fair value of warrant liabilities		(160)	(152)	—	—
Deferred income tax		(20,641)	(22,735)	(13,067)	(1,900)
Changes in operating assets and liabilities:
Accounts receivable		—	(778)	(6,658)	(968)
Inventories		(59,220)	(242,780)	(345,305)	(50,222)
Advance to suppliers		6,507	(11,891)	(25,285)	(3,678)
Prepaid expenses and other current assets		(78,963)	(145,374)	(184,341)	(26,811)
Amount due from related parties		6,817	(140)	773	112
Accounts payable		130,234	611,235	662,249	96,321
Refund payable to members		65,171	70,291	248,081	36,082
Incentive payables to members		43,744	158,570	182,105	26,486
Member management fees payable		—	99,967	8,417	1,224
Deferred revenue		64,119	211,256	223,424	32,496
Amount due to related parties		(16,827)	192	8,248	1,199
Other payable and accrued liabilities		8,867	53,478	116,507	16,944

Net cash generated from operating activities		119,538	699,582	883,037	128,434

Cash flows from investing activities:
Purchase of property, equipment and software		(8,998)	(13,720)	(28,731)	(4,179)
Proceeds from disposal of property, equipment and software		—	8	17	2
Purchase of short term investments		(33,000)	(2,195,322)	(11,539,398)	(1,678,335)
Maturity of short term investments		45,000	1,564,542	11,124,565	1,618,001
Payment for investments in equity investees		—	(500)	(14,500)	(2,109)

Net cash generated from/(used in) investing activities		3,002	(644,992)	(458,047)	(66,620)

Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs		137,342	26,255	744,921	108,344
Capital injection from non-controlling shareholders		—	—	3,000	436
Repayment of borrowing		(13,427)	—	—	—

Net cash generated from financing activities		123,915	26,255	747,921	108,780

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS  (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
		RMB	RMB	RMB	US$
Effect of exchange rate changes on cash, cash equivalents and restricted cash		6,367	(10,911)	34,594	5,031

Net increase in cash, cash equivalents and restricted cash		252,822	69,934	1,207,505	175,625

Cash, cash equivalents and restricted cash at beginning of the year		34,985	287,807	357,741	52,031

Cash, cash equivalents and restricted cash at the end of the year		287,807	357,741	1,565,246	227,656

Supplemental disclosure of cash flow information
Cash paid for income tax		—	10,161	18,978	2,760
Cash paid for interest expenses		98	—	—	—

Supplemental schedule of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value		77,179	1,628,656	2,187,633	318,178
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature		—	—	60,796	8,842
Deemed dividend from convertible redeemable preferred shareholders		(132)	—	(107)	(16)
Issuance of Series B convertible redeemable preferred shares to the finder with no consideration	19	—	—	6,421	934
Payable for capital expenditure		—	95	209	30
Payable for issuance costs related to convertible redeemable preferred shares		8,093	—	—	—

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	RMB	US$
Cash and cash equivalents	287,107	328,741	1,519,146	220,951
Restricted cash (Note 2.9)	700	29,000	46,100	6,705

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	287,807	357,741	1,565,246	227,656

The accompanying notes are an integral part of these consolidated financial statements.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a) Principal activities

Yunji Inc. (“Yunji”, or “the Company”) was incorporated under the laws of the Cayman Islands in November 2017, as an exempted company with limited liability.

The Company, through its subsidiaries, consolidated variable interest entities (“VIEs”) and VIE’s subsidiaries (collectively, the “Group”), offers a selection of high-quality products covering a broad range of categories at attractive prices through its e-commerce platform, Yunji VIP App and Yunji flagship App (“Yunji Apps”). Yunji flagship App is exclusive to the members of the Group’s membership program. The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”).

(b) History of the Group and Basis of Presentation for the Reorganization

Prior to the incorporation of the Company and starting in May 2015, the Group’s business was carried out under subsidiaries (“Operating Entities”) of Yunji Sharing Technology Co., Ltd. (“Yunji Sharing”), previously known as Hangzhou Bolue Biology Technology Co., Ltd. (“Bolue”). Mr. Xiao Shanglue is the co-founder of Bolue (the “Co-Founder”). The Co-Founder, Mr. Wang Peng, and the other two institutional investors were initial ordinary shareholders of Yunji Sharing (the four parties were collectively named as the “Initial Ordinary Shareholders”). In July 2015 and in November 2016, Yunji Sharing attracted new investors through series seed round financing (“Former Series Seed Capital Contribution”) and series A round of financing (“Former Series A Capital Contribution”), respectively (Note 19). The investors of the Former Series Seed and Series A Capital Contribution are namely as “Former Series Seed Beneficiary Owners” and “Former Series A Beneficiary Owners”, respectively. Given the fact Yunji Sharing was incorporated as a limited corporation in China with no shares issued, the paid in capital contributed by the Initial Ordinary Shareholders, the Former Series Seed Beneficiary Owners and the Former Series A Beneficiary Owners determined their equity interests percentage at Yunji Sharing level. In addition, the capital contributions from the Initial Ordinary Shareholders were recorded in the “Paid in capital of Yunji Sharing Technology Co., Ltd.” at the respective periods. Also, the capital contributions with preference and redemption rights from the Former Series Seed Beneficiary Owners and the Former Series A Beneficiary Owners were recorded in the “Mezzanine equity” at the respective periods (Note 19). After Yunji Inc. was established in Cayman Island in November 2017, Yunji Holdings Limited (“Yunji Holding”) was incorporated in Hong Kong as a wholly owned subsidiary of the Company, and Hangzhou Yunchuang Sharing Network Technology Co., Ltd. (“Yunchuang Sharing” or “WFOE”) was established as a wholly owned subsidiary of Yunji Holding in the PRC. Thereafter, the new PRC subsidiaries and Zhejiang Yunji Preferred E-commerce Co., Ltd., (“Yunji Preferred”), which is a VIE to hold Internet Content Provider (“ICP”) license, were established. Consequently, a series of contractual agreements were entered into among Yunchuang Sharing, Yunji Sharing, Yunji Preferred and its existing shareholders, including loan agreement, exclusive service agreement, equity interest pledge agreement, exclusive option agreement, proxy agreement and power of attorney, spousal consent letters that irrevocably authorized the existing shareholders designated by Yunchuang to exercise the equity owner’s rights over Yunji Sharing and Yunji Preferred.

In preparation of its initial public offering, the Group underwent a reorganization (the “Reorganization”) starting from December 2017. Under the Reorganization, the aforementioned Initial Ordinary Shareholders, the Former Series Seed Beneficiary Owners and the Former Series A Beneficiary Owners of Yunji Sharing, effectively swapped Yunji Sharing’s equity with Yunji Inc.’s shares. In doing so, Yunji Sharing returned the initial capital back to both of the Former Series Seed Beneficiary Owners and the Former Series A Beneficiary

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Owners to repurchase their equity interests of Yunji Sharing. These shareholders contributed the full amount of the returned capital into Yunji Inc. to complete the Reorganization. After the Reorganization, the prior shareholding interests at Yunji Sharing were mirrored to the shareholding interests of the Group.

As the shareholdings in the Company and Yunji Sharing were with a high degree of common ownership immediately before and after the Reorganization, even though no single investor controlled Yunji Sharing or Yunji Inc., the transaction of the Reorganization was determined as recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders’ deficit, and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements to reflect the final shares issued in the Reorganization.

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIE’s subsidiaries.

As of December 31, 2018, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
Yunji Holding Limited	Hong Kong	December 20, 2017	100%	Investment holding
Chuangke Information Technology (Shenzhen) Co., Ltd.	Shenzhen	August 28, 2018	100%	Technology development
Zhejiang Youji Supply Chain Management Co., Ltd.	Huzhou	November 30, 2016	100%	Procurement
Anhui Delue Network Technology Co., Ltd.	Hefei	January 15, 2017	100%	Customer service
Zhejiang Jiyuan Network Technology Co., Ltd.	Hangzhou	August 14, 2018	100%	Procurement
Zhejiang Zhelue Network Technology Co., Ltd.	Hangzhou	May 23, 2016	100%	Sales of merchandise
Hangzhou Jichuang Network Technology Co., Ltd.	Hangzhou	May 23, 2016	100%	Investment holding
Wuhan Yunteng Logistics Co., Ltd.	Wuhan	May 22, 2016	90%	Procurement and logistics
Yunji Hongkong Limited	Hong Kong	August 25, 2015	100%	Procurement
Ningbo Yunchu Trading Co., Ltd.	Ningbo	May 10, 2018	100%	Custom clearance
Hangzhou Yunchuang Sharing Network Technology Co., Ltd.	Hangzhou	June 13, 2018	100%	Investment holding
Jironghuishang Commercial Factoring (Tianjin) Co., Ltd	Tianjin	October 16, 2018	100%	Financing solution

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

As of December 31, 2018, the Company’s principal consolidated VIEs are as follows:

	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
VIEs and VIE subsidiaries
Yunji Sharing Technology Co., Ltd	Hangzhou	March 5,2018	100%	Investment holding
Zhejiang Jishang Network Technology Co., Ltd.	Hangzhou	April 29, 2015	100%	E-Commerce and procurement
Zhejiang Yunji Preferred E-Commerce Co., Ltd.	Hangzhou	June 13, 2018	100%	Investment holding
Zhejiang Jishang Preferred E-Commerce Co., Ltd.	Hangzhou	April 22, 2016	100%	E-Commerce

(c) Consolidated variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group operates its Apps and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company or onshore nominees of certain investors of the Company (“Nominee Shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements cannot be unilaterally terminated by the Nominee Shareholders or the PRC domestic companies. As a result, the Company maintains the ability to control these PRC domestic companies and is entitled to substantially all of the economic benefits from these PRC domestic companies. Management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the WFOE are further described below.

Loan Agreements

Pursuant to the relevant loan agreements, the WFOE has granted interest-free loans to the relevant Nominee Shareholders of the relevant VIEs with the sole purpose of providing funds necessary for the capital injection to the relevant VIEs. Only the WFOE can require the Nominee Shareholders to settle the loan amount with the equity interests of relevant VIEs, subject to any applicable PRC laws, rules and regulations. The relevant Nominee Shareholder has agreed that any proceeds from sale of the Nominee Shareholder’s equity interest in the relevant VIE should be used to repay the loan amount to the WFOE. The term of the loan agreements is ten years and can be extended with the written consent of both parties before expiration.

Exclusive Option Agreements

Pursuant to the exclusive option agreement, the Nominee Shareholders of the VIEs have granted the WFOE the exclusive and irrevocable right to purchase or to designate one or more person(s) at its discretion to purchase part or all of the equity interests in the VIEs (the “Target Equity”) from the Nominee Shareholders at any time, and the VIEs have granted the WFOE the exclusive and irrevocable right to purchase or to designate one or more person(s) at its discretion to purchase part or all of the assets of the VIEs (the “Target Assets”) at any time. The

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

total transfer price for the Target Equity and/or the Target Assets shall be equal to the loan provided by the WFOE to the Nominee Shareholders under the Loan Agreements. The VIEs and their Nominee Shareholders have agreed that without prior written consent of the WFOE, the Nominee Shareholders shall not sell, transfer, pledge or dispose of their equity interests, and the VIEs shall not sell, transfer, pledge or dispose of their assets, including but not limit to significant assets, significant revenue and significant business. In addition, the VIEs covenant that they shall not declare any dividend or change capitalization structure of the VIEs or enter into any loan or investment agreements.

Proxy Agreement and Power of Attorney

Pursuant to the Proxy Agreement and Power of Attorney, each of the Nominee Shareholders appointed the WFOE as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, calling and attending shareholders meetings, voting on their behalf on all matters requiring shareholder approval, including but not limited to the appointment and removal of directors, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholders. The powers of attorney will remain effective for a given Nominee Shareholders until such shareholder ceases to be a shareholder of the relevant VIE or otherwise instructed by the WFOE.

Exclusive Service Agreement

Pursuant to the exclusive service agreement, the WFOE has agreed to provide to the VIEs services, including, but not limited to, development, maintenance and update of technology, design, installation, daily management, maintenance and updating of the network system, hardware design, and marketing. The VIEs shall pay to the WFOE service fees determined by the WFOE in its sole discretion. The agreement has a term of 10 years and shall automatically renew at the end of each term for a further term of ten years, unless otherwise terminated by the WFOE in its sole discretion with 30 days’ prior written notice.

Equity Interest Pledge Agreements

Pursuant to the relevant equity interest pledge agreements, the Nominee Shareholders of the VIEs have pledged 100% equity interests in relevant VIEs to the WFOE to guarantee performance by the Nominee Shareholders of their obligations under the exclusive option agreements, the proxy agreement and power of attorney and the loan agreements, as well as the performance by the VIEs of their obligations under the exclusive option agreements and the exclusive service agreements. All of the equity interest pledge agreements shall remain valid until the pledges are released. In the event of a breach by the VIEs or any of their Nominee Shareholders of contractual obligations under the exclusive option agreements, the proxy agreement and power of attorney, the exclusive service agreements, the loan agreements and the equity interest pledge agreements, as the case may be, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the relevant VIE and will have priority in receiving the proceeds from such disposal. The Nominee Shareholders of the VIEs also covenant that, without the prior written consent of the WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. In October and December 2018, the Group registered the equity pledge with the relevant office of the Administration for Industry, respectively.

Spousal Consent Letters

Pursuant to the Spousal Consent Letters, each Nominee Shareholder, who is a natural person, and his or her spouse unconditionally and irrevocably agreed that the equity interests in the VIEs held by such Nominee

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Shareholder will be disposed of pursuant to the equity interest pledge agreements, the exclusive option agreements, the loan agreement and the proxy agreement and power of attorney. Each of their spouses agreed not to assert any rights over the equity interests in the VIEs held by their respective spouses. In addition, in the event that any spouse obtains any equity interests in any VIE held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

(d) Risks in relations to the VIE structure

The following table set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated (It should be noted that the VIEs were not established until 2018 as the Reorganization occurred. The following disclosures present the operations and financial positions of the businesses that currently constitute the VIE entities as of and for the respective periods.):

	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Cash and cash equivalents	242,209	227,036	772,466
Restricted cash	700	29,000	26,000
Short-term investments	33,000	465,000	463,191
Accounts receivable, net	—	778	—
Advance to suppliers	9,836	—	13,823
Inventories, net	79,150	—	—
Amounts due from the Group companies(2)	54,098	457,946	888,991
Amounts due from related parties (Note 23)	1,010	1,150	355
Prepaid expense and other current assets	74,262	161,863	371,661
Property, equipment and software, net	8,561	18,555	35,306
Deferred tax assets	20,641	48,540	53,494

Total assets	523,467	1,409,868	2,625,287

Accounts payable	134,617	169,326	93,864
Deferred revenue	101,973	227,787	541,677
Incentive payables to members	81,270	239,840	421,945
Refund payable to members	77,652	147,943	396,024
Members management fee payable	—	99,967	108,384
Other payable and accrued liabilities	28,485	66,944	137,490
Amounts due to the Group companies(3)	23,298	515,207	1,193,439
Amounts due to related parties(1)	2,952	2,879	—

Total liabilities	450,247	1,469,893	2,892,823

(1)	Information related to VIEs’ transactions with related parties is included in Note 23.
(2)	Amounts due from the Group companies consisted of inter-company receivables for the rendering of services made by the VIEs and their subsidiaries on behalf of other Group companies.
(3)	Amounts due to the Group companies consisted of inter-company payables for the purchase of goods made by other Group companies on behalf of the VIEs and their subsidiaries.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB
Total revenues	1,107,729	1,639,501	2,551,221
Cost of revenues	(822,461)	(429,376)	(593,605)
Net loss	(31,017)	(138,510)	(364)

Net cash generated by operating activities	85,265	425,422	778,728
Net cash generated/(used in) investing activities	3,002	(445,710)	(25,014)
Net cash generated/(used in) financing activities	127,342	26,255	(208,982)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,493)	7,160	(2,302)

Net increase in cash, cash equivalents and restricted cash	211,116	13,127	542,430
Cash, cash equivalents and restricted cash at beginning of year	31,793	242,909	256,036

Cash, cash equivalents and restricted cash at end of year	242,909	256,036	798,466

Under the Contractual Arrangements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIEs and VIEs’ subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs and VIEs’ subsidiaries that can only be used to settle obligations of the respective VIEs and VIEs’ subsidiaries except for registered capital of VIEs and VIEs’ subsidiaries amounting to RMB 1,535, RMB 49,932 and RMB 33,797 as of December 31, 2016, 2017 and 2018, respectively. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, the creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

The Group believes that the Group’s relevant PRC subsidiaries’ Contractual Arrangements with the consolidated WFOEs, VIEs and VIEs’ subsidiaries and the Nominee Shareholders are in compliance with PRC laws and regulations, as applicable, and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Arrangements.

In addition, if the current structure of any of the Contractual Arrangements were found to be in violation of any existing PRC laws, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs and VIEs’ subsidiaries, which may result in deconsolidation of the VIEs and VIEs’ subsidiaries.

In January 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises (“FIE”) Law, that appears to include VIEs within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

construed to include the Group’s contractual arrangements with its VIEs, and as a result, the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIE, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Group’s ability to use the contractual arrangements with its VIEs and the Group’s ability to conduct business through the VIEs could be severely limited.

2. PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

2.2 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

2.3 Non-controlling interests

For the Company’s consolidated subsidiaries, VIEs and VIEs’ subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s Consolidated Balance Sheets and have been separately disclosed in the Group’s Consolidated Statements of Comprehensive Loss to distinguish the interests from that of the Company.

2.4 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to sales returns, the valuation and recognition of share-based compensation arrangements, inventory reserve for excess and obsolete inventories, depreciable lives of property, equipment and software, refund payable to members and redemption value of the redeemable preferred shares. Actual results could differ from those estimates.

2.5 Foreign currencies

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s holding entities incorporated in Cayman Islands and Hong Kong, China (“HK”) is the United States dollars (“US$”). The Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries and the other HK subsidiary determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters and is based primarily on the currency the entity conducts its business in.

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Comprehensive Loss. Total exchange gain/ (loss) were a gain of RMB 1,525, a loss of RMB 7,444 and a loss of RMB 685 for the years ended December 31, 2016, 2017 and 2018, respectively.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in Accumulated other comprehensive income as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income were a gain of RMB 55,565 for the year ended December 31, 2018. There were no foreign currency translation adjustments to the Group’s other comprehensive income for the years ended December 31, 2016 and 2017.

2.6 Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8755, representing the index rates stipulated by the federal reserve board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

2.7 Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach, (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group mainly consist of cash and cash equivalents, restricted cash, short-term investments, trade receivables, amounts due from related parties, prepayments and other current assets, trade payables, amounts due to related parties, accruals and other liabilities. As of December 31, 2016, 2017 and 2018, except for short term investments, the carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, prepayments and other current assets, trade payables, amounts due to related parties, accruals and other liabilities are approximated to their fair values due to the short-term maturity of these instruments. The Group reports short-term investments at fair value and discloses the fair value of these investments based on level 2 in Note 21.

2.8 Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less.

2.9 Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee. Restricted cash includes the deposits held in the Group’s own bank accounts designated by the customs authorities that the Group makes for cross-border comprehensive tax for imported merchandise. Restricted cash with the restriction period lapsing within one year are classified as current assets in the Consolidated Balance Sheets.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.10 Short-term investment

Short-term investments are comprised of i) time deposits placed with banks with original maturities longer than three months but less than one year, and ii) wealth management products issued by PRC banks or other financial institutions, which contains fixed or variable interest with original maturities within one year. Such investment are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturities. These investments are stated at fair value. Changes in the fair value are reflected in Financial income in the Consolidation Statements of Comprehensive Loss.

2.11 Accounts receivable, net

Accounts receivable, net mainly represent amounts due from customers and are recorded net of allowance for doubtful accounts.

The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the customers and industry trend, to determine the allowance percentage for the overdue balances by age. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable are likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for doubtful accounts receivable was nil at December 31, 2016, 2017 and 2018.

2.12 Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write downs of RMB 124, RMB 7,445 and RMB 2,540 are recorded in Cost of revenues in the Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2017 and 2018, respectively.

2.13 Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follow:

Category	Estimated useful lives
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets
Electronic equipment	3 years
Furniture	3 years
Software	3 years
Vehicles	3 years

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property, equipment and software are capitalized as additions to the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

related assets. The Group recognized the gain or loss on the disposal of property, equipment and software in the Consolidated Statements of Comprehensive Loss.

Construction in progress represents direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use.

2.14 Long-term investments

Investment in equity investees represents the Group’s investments in privately held companies. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in Equity in income of affiliates, net of tax in the Consolidated Statements of Comprehensive Loss. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee, if any, represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock, the Group makes the election for these investments whereby investment is carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments.

2.15 Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

2.16 Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers,” for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

or services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those goods or services.

To achieve that core principle, the Group applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recognized upon the transfer of control of promised goods or services to a customer.

Revenue is recorded net of value-added tax.

Revenue recognition policies for each type of revenue steam are as follows:

Sales of merchandise

The Group primarily sells merchandise through its Yunji Apps. The Group presents the revenue generated from its sales of merchandise on a gross basis as the Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Group also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators. The cash collected from the sales of merchandise is initially recorded in Deferred revenue in the Consolidated Balance Sheets and subsequently recognized as revenue when the receipt of merchandise is confirmed by the customers, which is the point that the title of the merchandise is transferred to the customer. The revenue is recorded net of value-added tax, discounts, coupons, incentives and return allowances. Return allowances are estimated based on historical experiences and updated at the end of each reporting period.

Membership program

The Group earns membership fees from its members, who pay a fixed fee in exchange for (1) a merchandise gift package, (2) the right to receive member exclusive discounts for merchandise sold on the Yunji flagship App, (3) access rights to the Yunji flagship App and its member-exclusive features, (4) the right to receive units of Yunbi (meaning Yun coin) upon a successful new member referral (“Referral Yunbi”), (5) member exclusive training, and (6) units of Yunbi (“New member Yunbi”). Each of these items represents a separate performance obligation. Yunbi can be used as coupons for the member’s future purchases on Yunji Apps and therefore reflect material rights. In order to promote its membership program, the Group, at its discretion, allows its users to join the membership program by purchasing any merchandise of equivalent value of the membership fee via Yunji flagship App within a defined period as an alternative way of paying the upfront fixed membership fee. When users become members in this manner, they are not entitled to the merchandise gift package and member exclusive training. The Group allocates the transaction price to each performance obligation, after taking into consideration expected refunds payable to members (Note 2.17), based on their relative standalone selling price. When the standalone selling price of a performance obligation is not directly observable, it is estimated by the Group by using an expected cost plus a margin approach. For the merchandise gift package, revenue is recognized when the receipt of the gift package is confirmed by the members, which were RMB 107,921,

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

RMB 334,595 and RMB 1,197,890 for the years ended December 31, 2016, 2017 and 2018, respectively. For the right to receive Referral Yunbi, revenue is recognized when Referral Yunbi is used and redeemed, or upon expiration if not redeemed. For New member Yunbi, revenue is recognized when the New member Yunbi is used and redeemed, or upon expiration if not redeemed. For member exclusive training, revenue is recognized when the training courses are delivered over the service period by the third party vendors engaged by the Group. For the remaining performance obligations, revenue is recognized over the period of the active life cycle of the Group’s members on a straight-line basis. The active life cycle of the Group’s members is estimated based on historical behavior of these members, which is approximately one year.

In addition, when members subsequently purchase merchandise, the members initially pay for their purchases at non-member regular prices, and then are issued refunds equal to the member-exclusive discounts from the Group as a credit upon the members confirming receipt of the merchandise. The Group records such anticipated refunds as a reduction of revenue and discounts payables to the members.

Remaining performance obligations

The remaining performance obligations associated with the Group’s sale of merchandise represents the cash collected upfront from the customers for their purchase of merchandise on Yunji Apps, but the underlying merchandise has not yet been received by the customers, which is included in the presentation of Deferred revenue (Note 10). As of December 31, 2016, 2017 and 2018, the remaining performance obligation for sales of merchandise were RMB 67,996, RMB 201,453 and RMB 337,166, respectively, which were expected to be recognized as revenue when the receipt of merchandise is confirmed by the customers.

Revenue allocated to remaining performance obligations of the Group’s membership program represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to obligations under the membership program that the Group has not yet fulfilled, which is included in the presentation of Deferred revenue (Note 10). As of December 31, 2016 and 2017 and 2018, the aggregate amount of the transaction price allocated to remaining performance obligations were RMB 44,299, RMB 122,098 and RMB 209,809, respectively, which were expected to be recognized as revenue within 12 months.

Other goods and services

The Group offers products such as mobile phones, tourist attractions tickets, cruise, group tour, hotel reservation and car insurance through Yunji Apps. The Group presents the revenue generated from such sales on a net basis as the Group does not have control of the goods or services or have the ability to direct the use of the goods or services and obtain substantially all of their benefits. Revenue is recognized when the Group has fulfilled its selling performance obligations on behalf of the principal in the transaction, which is either when the products are accepted by the customer, or once the order of the products become non-cancellable on Yunji Apps, depending on the terms of the particular agreement.

2.17 Refund payable to members

After joining the Group’s membership program, members are able to make referrals to other users through their social networks. The Group provides incentives to those referring members by paying a cash refund upon a successful merchandise referral.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Since customers are only able to receive referral incentives after they become members by paying the membership fees, the referral incentives related to merchandise referral are considered payments to customers (and are not payment for a distinct good or service) and accounted for as a refund payable to members. Such refunds are estimated at the time the membership fee is received and recorded as Refund payable to members, and reduce the transaction price (that the Group expects to be entitled to keep) for the membership fee revenue recognition calculation described above accordingly. Any amount of referral incentives expected to be paid in excess of the initial membership fee received is recorded as Refund payable to members (and reduces merchandise revenue subsequently generated from those members) at the time they make subsequent merchandise purchases, up to the amount of the expected future referral incentives.

The estimation of refunds payable to members is based upon the historical data of referral incentives earned by referring members within their active life cycle. Once the referral incentives are earned by the referring members, the amounts are transferred to the members’ individual Yunji flagship App accounts and reclassified from Refund payable to members to Incentive payables to members.

2.18 Users incentive programs

The Group grants certain units of Yunbi (meaning ‘Yun-coin’) and other coupons (collectively referred to as coupons), from time to time, to its customers at its discretion in different situations. Yunbi are not redeemable for cash and can be used as a coupon for the customer’s future purchase on the Yunji Apps. The value of one unit of Yunbi is equivalent to one RMB yuan. The coupons granted can be categorized into 1) coupons granted concurrent with a revenue transaction and 2) coupons granted not concurrent with a revenue transaction. When the coupon is granted concurrent with a revenue transaction, the Group determine whether the coupon represents a material right of the current transaction. If the coupon represents a material right, the transaction price is allocated between merchandise sale and the coupon based on the estimated standalone selling price taking into consideration the coupon’s forfeiture rate. If the coupon does not represent a material right, it is recognized as a reduction of revenue when they are applied in the future sales. When the coupon is not granted concurrent with a revenue transaction, the Company assesses whether the coupons were granted in exchange for a distinct service at fair value. When the coupons are granted in exchange for a distinct service at fair value, they are recorded as expense upon grant. In this case, the person granted coupons in return for their service activities does not need to be a member. When the coupons are not granted in exchange for a distinct service, they can only be applied to the future purchase of certain specified merchandise. These coupons are not accounted for when they are granted and are recognized as a reduction of revenue when they are applied in future sales.

2.19 Cost of revenues

Cost of revenues consists of purchase price of merchandise, inbound shipping charges, write-downs of inventory and member training costs. Inbound shipping charges to receive merchandise from suppliers are included in the inventories, and recognized as cost of revenues upon sale of the merchandise to the customers.

2.20 Fulfilment

Fulfilment expenses represent packaging material costs and those costs incurred in outbound shipping, operating and staffing the Group’s fulfilment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging and preparing customer orders for shipment, processing payment and related transaction costs and responding to inquiries from customers, depreciation expenses, payroll costs including share-based compensation expenses, and other daily expenses

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

which are related to the purchasing functions. Fulfilment costs also contain third party payment transaction fees, such as bank card processing and debit card processing fees.

2.21 Sales and marketing

Sales and marketing expenses comprise primarily of member management fees, promotion expenses, payroll costs including share-based compensation expenses, depreciation expenses and other daily expenses which are related to the sales and marketing functions.

The Group engages third party vendors to provide member management services, which are ultimately performed by service managers who enter into employment contract with the third party vendors. Certain of the Group’s members (customers) have been engaged by third party vendors to serve as service managers. The Group has concluded that the member management services provided by the service managers, including those who are also members, are for distinct services at fair value, and records the member management fees paid to the third party vendors as Sales and marketing expenses.

2.22 Technology and content

Technology and content expenses are expensed as incurred and primarily consist of payroll costs including share-based compensation expenses, rental expenses, costs associated with the computing, storage and telecommunications infrastructure for internal use that support the Group’s system and Yunji Apps services and other expenses which are related to the technology and content functions, which are responsible for technology research and development and content editing in the Group. The Group accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. Costs capitalized for developing such software application were not material for the periods presented.

2.23 General and administrative

General and administrative expenses consist of payroll costs including share-based compensation expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human relations, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

2.24 Share-based compensation

The Company grants restricted share units (“RSUs”) and share options of the Company to eligible employees and accounts for these share-based awards in accordance with ASC 718 Compensation—Stock Compensation.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required, or b) using a straight-line method over the requisite service period, which is the vesting period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The fair value of RSUs were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made.

In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and nonemployee share option exercise behavior, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent valuation firm using management’s estimates and assumptions.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

In accordance with ASU 2016-09, the Group makes an entity-wide accounting policy election to account for forfeitures when they occur.

2.25 Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were RMB 43,800, RMB 154,221, RMB 299,341 for the years ended December 31, 2016, 2017 and 2018, respectively.

2.26 Operating leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. The Group has no capital leases for any of the periods presented.

All other leases are accounted for as operating leases. Payments made under operating lease are charged to the Consolidated Statements of Comprehensive Loss on a straight-line basis over the terms of underlying lease.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.27 Government grant

Government grants are recognized as income in Other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the Consolidated Statements of Comprehensive Loss upon receipts and all conditions attached to the grants are fulfilled.

2.28 Income tax

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statements of Comprehensive Loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2016, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

2.29 Statutory reserves

The Company’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

In addition, in accordance with the PRC Company Laws, the Group’s consolidated VIEs and VIEs’ subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund on an annual basis. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of these reserves are allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2016, 2017 and 2018, profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was approximately nil, RMB 4,227 and RMB 4,277, respectively.

2.30 Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

2.31 Net loss per share

Basic net loss per share is computed by dividing net loss attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, deemed dividend from/to preferred shareholders, including beneficial conversion feature, by the weighted average number of ordinary shares outstanding during the period.

Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion and deemed dividend and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, restricted share units and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

2.32 Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC and substantially all the Group’s revenue are derived from within the PRC, no geographical segments are presented.

2.33 Recent accounting pronouncements

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments—Overall (Subtopic 825-10) “Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require all equity investments to be measured at fair value with changes in the fair value recognized through non-operating income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this accounting standard update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this accounting standard update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group elected to early adopt this ASU in 2016 and applied retrospectively to the periods presented. The impact of this ASU to the consolidated financial statements is immaterial.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The new leases standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease components together with the associated lease component as a single lease component and to provide certain disclosures. Lessors are not afforded a similar practical expedient. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the amendments in this Update is permitted for all entities. Entities are required to adopt the new leases standard using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements. The Company will adopt this new guidance for the year ended December 31, 2019 and interim periods in the year ended December 31, 2019. In July 2018, the FASB issued ASU 2018-11, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. This ASU also addresses stakeholders’ concerns about the requirement for lessors to separate components of a contract by providing lessors with a practical expedient, by class of underlying asset, to not

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

separate non-lease components from the associated lease component, similar to the expedient provided for lessees. However, the lessor practical expedient is limited to circumstances in which the non-lease component or components otherwise would be accounted for under the new revenue guidance and both (1) the timing and pattern of transfer are the same for the non-lease component(s) and associated lease component and (2) the lease component, if accounted for separately, would be classified as an operating lease. The Company will adopt this new guidance for the year ended December 31, 2019 and interim periods in the year ended December 31, 2019. The Group is currently evaluating the impact of both ASU 2016-02 and ASU 2018-11 will have on its consolidated financial statements, and expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. For public business entities that are U.S. SEC filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company will adopt this new guidance for the year ended December 31, 2019 and interim periods in the year ended December 31, 2019. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the Group is required to recognize an allowance based on its estimate of expected credit loss. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements, and does not expect such impact to be material over the periods presented.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company elected to early adopt this ASU and applied this guidance retrospectively to all periods presented. The impact of this ASU to the consolidated financial statements is immaterial.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update was required to be adopted for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. The Group elected to early adopt this ASU and applied this guidance retrospectively to all periods presented.

In May 2017, the FASB issued ASU No. 2017-09 Compensation—Stock Compensation (Topic 718). The Board is issuing this Update to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

terms or conditions of a share-based payment award. The amendments in this Update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The Company elected to early adopt this ASU when the company’s Stock Incentive Plan became effective in 2017. The impact of this ASU to the consolidated financial statements is immaterial.

3. CONCENTRATION AND RISKS

3.1 Concentration of credit risk

Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and cash equivalents, restricted cash, and short-term investments. The maximum exposures of such assets to credit risk is their carrying amounts as of the balance sheet dates. The Group deposits its cash and cash equivalents, restricted cash and short-term investments with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions have high credit quality.

3.2 Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group in any of the periods presented.

3.3 Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 6.8% in 2016. The appreciation of the RMB against the US$ was approximately 5.8% in 2017. The depreciation of the RMB against the US$ was approximately 5.0% in 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4. SHORT TERM INVESTMENT

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Time deposits	—	—	549,056
Wealth management products	33,000	663,780	550,338

	33,000	663,780	1,099,394

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

As of December 31, 2016, 2017 and 2018, the Group’s wealth management products mainly consisted of financial products issued by commercial bank in China with a variable interest rate indexed to the performance of underlying assets and a maturity date within one year when purchased or revolving terms. For the years ended December 31, 2016, 2017 and 2018, the expected return per annum ranged from 2.3% to 3.8%, 2.2% to 3.9% and 2.1% to 4.8%, respectively and the weighted average return of the wealth management products were 2.8%, 3.3% and 4.1%, respectively.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Prepaid member training costs(1)	24,520	83,760	172,869
Receivables from third-party payment settlement platform(2)	44,743	109,711	92,639
Deposits(3)	6,990	4,559	63,943
Prepaid rental expenses	1,412	2,140	3,839
Prepaid marketing expenses	645	4,235	—
VAT-input deductible	66	13,546	68,917
Staff advance	730	156	808
Others	1,618	7,991	7,424

	80,724	226,098	410,439

(1)

The Group engages third party vendors to provide sales and marketing related training to its members, including on-line training courses to facilitate product sales, updated features on Yunji flagship App, etc. According to the member’s agreement, all members of the Group are eligible to attend the training courses provided by these third party vendors. In case when the Group should make prepayments for the training costs to these third party vendors, the prepaid amounts are amortized over relevant period of the training courses provided by the third party vendors. For the years ended December 31, 2016, 2017 and 2018, member training costs were RMB 40,117, RMB 230,168 and RMB 423,586, presented in Cost of revenues in the Consolidation Statements of Comprehensive Loss.

(2)

Receivables from third-party payment settlement platform represent cash due from the third party on-line payment service providers in relation to their processing of payments to the Group. No allowance for doubtful accounts was provided for these receivables.

(3)	Deposits mainly represent the customs deposits held in customs bank accounts, which were RMB 5,300, RMB 2,000 and RMB 58,000 as of December 31, 2016, 2017 and 2018, respectively.

6. INVENTORIES, NET

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Merchandise and packing materials	97,567	340,347	678,083
Less: inventory write-downs	(124)	(7,569)	(2,540)

Inventories, net	97,443	332,778	675,543

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Leasehold improvement	2,709	10,354	22,758
Electronic equipment	2,616	9,719	18,994
Furniture	790	2,446	5,751
Software	—	—	1,808
Vehicles	—	690	1,101
Construction in progress	3,293	—	—

Subtotal	9,408	23,209	50,412
Less: accumulated depreciation	(847)	(4,651)	(13,458)

Property, equipment and software, net	8,561	18,558	36,954

Depreciation expenses were RMB 801, RMB 3,808, and RMB 9,306 for the years ended December 31, 2016, 2017 and 2018, respectively. No impairment charges were recorded for the years ended December 31, 2016, 2017 and 2018.

As of December 31, 2016 the balances of construction in progress were RMB 3,293 which were primarily relating to the leasehold improvements of office buildings. There was no construction in progress balances as of December 31, 2017 and 2018.

8. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Equity method investments
Guangdong Weixin Technology Co., Ltd (“Weixin”)	—	—	5,017
Beijing Siwei Technology and Culture Co., Ltd(“Siwei”)	—	—	3,182
Hangzhou Zhangtaihe Health Technology Co., Ltd(“Zhangtaihe”)	—	—	2,960
Ningbo Hongshi Investment Management Partnership Fund (“Hongshi Fund”)	—	—	2,000
Hangzhou Tianshi Technology Co., Ltd (“Tianshi”)	—	307	363
Hangzhou Adopt A Cow Biological Technology Co., Ltd (“Zhaomu”)	—	—	3,277
Cost minus impairments and plus or minus observable changes in prices
Hangzhou Jipin Technology Co., Ltd (“Jipin”)	—	200	200

Total long-term investments	—	507	16,999

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Major investments made by the Company during the years ended December 31, 2016, 2017 and 2018 are summarized as follows:

Investments accounted for using equity method

Investment in Weixin

In January 2018, the Group acquired 30% shareholding of Weixin with a cash consideration of RMB 3,000. As the Group is able to exercise significant influence in the form of ordinary shares of the investee, the Group therefore started to account for this investment under equity methods from January 2018 and share the results of Weixin accordingly.

Investment in Siwei

In August 2018, the Group acquired 20% ordinary equity interest of Siwei with a cash consideration of RMB 3,000. As the Group is able to exercise significant influence in the form of ordinary shares of the investee, the Group therefore started to account for this investment under equity methods from August 2018 and share the results of Siwei accordingly.

Investment in Zhangtaihe

In January 2018, the Group acquired 20% ordinary equity interest of Zhangtaihe with cash consideration of RMB 2,000. As the Group is able to exercise significant influence in the form of ordinary shares of the investee, the Group therefore started to account for this investment under equity methods from January 2018 and share the results of Zhangtaihe accordingly.

Investment in Hongshi Fund

Hongshi Fund is a third party investment fund. In September 2018, the Group became a limited partner of Hongshi Fund with cash investment contribution of RMB 2,000, which consists of over 3% of all investors’ interest in Hongshi Fund. As the Group is able to exercise significant influence in the form of investing interests of the investee, the Group therefore started to account for this investment under equity methods from September 2018 and share the results of Hongshi Fund accordingly.

Investment in Tianshi

In September 2017, the Group acquired 30% ordinary equity interest of Tianshi with cash consideration of RMB 300. As the Group is able to exercise significant influence in the form of ordinary shares of the investee, the Group therefore started to account for this investment under equity methods from September 2017 and share the results of Tianshi accordingly.

Investment in Zhaomu

In December 2018, the Group acquired 10% ordinary equity interest of Zhaomu with cash consideration of RMB 3,500. By virtue of the Group’s one seat out of five on the Board of the investee, the Group is able to exercise significant influence over the investee company. The Group’s investment is in the form of ordinary shares of the investee and the Group accounts for this investment under the equity methods from December 2018.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The carry amount and unrealized securities holding gain/ (loss) for the investments under equity method as of December 31, 2018 was as follows,

	Weixin	Siwei	Zhangtaihe	Hongshi Fund	Tianshi	Zhaomu
Total value booked under equity method as of December 31, 2016	—	—	—	—	—	—
Addition	—	—	—	—	300	—
Share of cumulative gain for the year ended December 31, 2017	—	—	—	—	7	—

Total value booked under equity method as of December 31, 2017	—	—	—	—	307	—
Addition	3,000	3,000	2,000	2,000	—	3,500
Share of cumulative gain/(loss) for the year ended December 31, 2018	2,017	182	960	—	56	(223)

Total value booked under equity method as of December 31, 2018	5,017	3,182	2,960	2,000	363	3,277

Investments accounted for at cost minus impairments and plus or minus observable changes in prices

Investment in Jipin

In September 2017, the Group acquired common share interests of Jipin with cash consideration of RMB 200. The Group does not have significant influence nor control over Jipin through its equity investment, which do not have readily determinable market value, and therefore accounted for the investment of Jipin at cost minus impairments and plus or minus observable changes in prices.

9. ACCOUNTS PAYABLE

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Merchandise purchase payables	112,448	595,880	1,247,181
Warehouse and logistic fees payables	46,342	142,017	70,968
Payable to merchants(1)	—	32,128	114,125

	158,790	770,025	1,432,274

(1)

Payable to merchants represents the unpaid balances to the merchants of cash collected by the Group on behalf of the merchants for products sold on Yunji Apps when the Group is viewed as the agent in the sales arrangement.

10. DEFERRED REVENUE

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Deferred merchandise revenue	67,996	201,453	337,166
Deferred membership program revenue	44,299	122,098	209,809

	112,295	323,551	546,975

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The revenue recognized in the years ended December 31, 2016, 2017 and 2018 that was included in deferred revenue as of the beginning of each respective period were RMB 48,176, RMB 112,295 and RMB 323,551, respectively.

11. INCENTIVE PAYABLES TO MEMBERS

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Accruals of Yunbi granted under member incentive program(1)	6,882	17,932	9,030
Discounts and referral incentive payable(2)	74,388	221,908	412,915

Total incentive payables to members	81,270	239,840	421,945

(1)

Accruals of Yunbi granted under member incentive program represents the value of unredeemed units of Yunbi granted to the members under the Group’s member incentive program as of December 31, 2016, 2017 and 2018. Forfeiture rate is considered to determine their value when granted, which is estimated based on historical data.

(2)

Discounts and referral incentive payable represents unpaid balances of discounts granted to members for their self-purchase and referral incentives earned by the members for their referral efforts and is transferred to the members’ individual Yunji flagship App accounts. These unpaid balances are maintained collectively in the members’ Yunji flagship App accounts and can be withdraw as cash upon the members’ requests.

12. REFUND PAYABLE TO MEMBERS

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Refund payable to members	77,652	147,943	396,024

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Refund payable to members represents the estimated referral incentives expected to be refunded to referring members from the upfront membership fees paid and the merchandise purchases for their own accounts (Note 2.17). The movement of refund payable to members during the periods presented are as follows:

Refund payable to members
Balance as of December 31, 2015	12,481
Estimated referral incentives to be refunded	131,667
Referral incentives earned(1)	(66,496)

Balance as of December 31, 2016	77,652

Balance as of December 31, 2016	77,652
Estimated referral incentives to be refunded	430,918
Referral incentives earned(1)	(360,627)

Balance as of December 31, 2017	147,943

Balance as of December 31, 2017	147,943
Estimated referral incentives to be refunded	626,853
Referral incentives earned(1)	(378,772)

Balance as of December 31, 2018	396,024

(1)

Once the referral incentives are earned by the referring members, the amounts are transferred to the members’ individual Yunji flagship App accounts and recorded as Incentive payables to members (Note 11).

13. MEMBER MANAGEMENT FEES PAYABLE

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Member management fees payable	—	99,967	108,384

The Group engages third party vendors to provide management service in the member’s community, including organizing product launch events, collecting members or Yunji App users’ feedbacks, etc. Member management fees payable represents the Group’s unpaid balance of such service fees to the third party vendors. For the years ended December 31, 2016, 2017 and 2018, member management fees were RMB 102,206, RMB 631,151 and RMB 834,576, presented in Sales and marketing expenses in the Consolidation Statements of Comprehensive Loss.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. OTHER PAYABLE AND ACCRUED LIABILITIES

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Supplier deposits(1)	420	736	63,826
Rental fee payables	1,019	1,028	5,383
Accrued professional fees	8,652	4,054	8,229
Salaries and welfare payable	4,501	33,345	35,363
Taxes payable	6,739	34,129	74,807
Penalty(2)	9,584	—	—
Others	4,984	8,085	10,354

	35,899	81,377	197,962

(1)	The deposit is obtained from the suppliers to ensure inventory level ready for the Company to purchase and good product quality.
(2)

In 2015, the Group’s then-existing business model was investigated by the PRC local government regarding potential violation of the Regulations on the Prohibition of Pyramid Selling. As of December 31, 2015, the estimated penalty payment was approximately RMB 9.6 million and recorded as Other payable and accrued liabilities on Consolidated Balance Sheets. Subsequently in 2017, the Group received a formal notice from the local government, and agreed to pay the fine of RMB 9.6 million as a final settlement. During the period of the investigation conducted by the local government, the Group adjusted its business model starting the beginning of 2016 to comply with the Regulation on the Prohibition of Pyramid Selling and other applicable PRC regulations. Based on the discussion with the competent government authorities and the advice of its PRC legal counsel, the Group believes that its current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling.

15. OTHER INCOME, NET

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB
Government grants	—	894	7,048

Government grants mainly represent cash subsidies received from PRC local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments.

16. FINANCIAL INCOME, NET

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB
Interest income	727	11,802	46,919
Interest expenses	(98)	—	—
Bank charges	(475)	(238)	(851)

	154	11,564	46,068

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. TAXATION

(a) Value added tax (“VAT”) and surcharges

The Group is subject to statutory VAT rate of 13% prior to July 1, 2017, 11% between July 1, 2017 and May 1, 2018 and 10% since May 1, 2018 for revenues from sales of agricultural products, and 17% prior to May 1, 2018 and 16% since May 1, 2018 for sales of other products, respectively, in the PRC. The Group is exempted from VAT for revenues from sales of vegetables and contraceptives.

The Group is subject to VAT at the rate of 11% prior to May 1, 2018 and 10% since May 1, 2018 for the logistics services.

(b) Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% . The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

Zhejiang Jishang Preferred E-Commerce Co., Ltd. (“Jishang Preferred”) obtained its HNTE certificate on November 30, 2018. Therefore, Jishang Preferred is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

The Group’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of their qualified research and development expenses so incurred as tax deductible expenses when

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

determining their assessable profits for the year (‘Super Deduction’). The additional deduction of 50% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities. Effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 75% of qualified research and development expenses can be directly claimed in the annual EIT filing.

Withholding tax on undistributed dividends

The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “actual management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “actual management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the foreign investor owns directly at least 25% of the shares of the FIE and if Hong Kong company is a beneficial owner of the dividend. The SAT Administration of Taxation (“SAT”) further promulgated Circular [2009] 601 and SAT Public Notice [2018] No.9 regarding the assessment criteria on beneficial owner status.

As of December 31, 2016, 2017 and 2018, the Group does not have any plan to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC. Accordingly, no deferred income tax liabilities on withholding tax were provided as of December 31, 2016, 2017 and 2018.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Composition of income tax

The components of loss before tax are as follow:

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB
Loss before tax
Loss from PRC entities	(52,023)	(112,583)	(61,767)
Income from overseas entities	6,805	3,521	14,795

Total loss before tax	(45,218)	(109,062)	(46,972)

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB
Current income tax expense	91	19,404	25,413
Deferred income tax	(20,641)	(22,735)	(13,067)

	(20,550)	(3,331)	12,346

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
PRC Statutory income tax rate	25%	25%	25%
Effect on tax rates in different tax jurisdiction	1%	0%	3%
The effect of change in the tax rate of Jishang Preferred	0%	0%	-76%
Difference in EIT rates of PRC entities	0%	0%	9%
Non-deductible expenses(1)	-1%	-24%	-4%
Additional deduction for research and development expenditures	0%	5%	25%
Share-based compensation	0%	0%	-17%
Non-taxable income	0%	0%	7%
Change in valuation allowance	20%	-3%	2%

Effective tax rates	45%	3%	-26%

(1)	During the year ended December 31, 2017, the Group incurred sales and marking expenses without VAT invoices in the amount of RMB92,603, which was not deductible from taxable income.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

(c) Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Deferred tax assets
Net accumulated losses-carry forward	6,249	9,203	8,810
Deferred membership program revenue	11,075	30,525	31,471
Refund payable to members	19,413	36,986	59,404
Deferred revenue related to in transit merchandise sales	10,792	18,531	—
Inventory write—downs	31	1,892	635
Others	4,617	5,654	6,548
Less: valuation allowance	(8,357)	(11,153)	(10,004)

Total deferred tax assets	43,820	91,638	96,864

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Deferred tax liabilities
Prepaid member training costs	14,504	17,459	34,514
Temporary difference related to deferred costs on in transit merchandise sales	5,197	16,760	—
Others	3,478	14,043	5,907

Total deferred tax liabilities	23,179	48,262	40,421

Movement of valuation allowance

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB
Balance at beginning of the year	(17,567)	(8,357)	(11,153)
Changes of valuation allowance(1)	9,210	(2,796)	1,149

Balance at end of the year	(8,357)	(11,153)	(10,004)

Valuation allowances have been provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

(1)

As of December 31, 2016, 2017 and 2018, valuation allowances on a large part of deferred tax assets were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries. As of December 31, 2016 and 2018, as some of the

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

unprofitable subsidiaries made one time profit, valuation allowances of RMB 9,210 and RMB 1,149 were released. As of December 31 2017, valuation allowances of RMB 2,796 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Company’s estimate of future taxable incomes of all its subsidiaries.

As of December 31, 2018, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2019	—
2020	10,973
2021	204
2022	15,131
2023	9,357

35,665

As of December 31, 2018, the Group had tax losses carry forwards of approximately RMB 30,077 which mainly arose from its subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in the PRC. The tax losses carry forwards from PRC entities will expire during the period from 2020 to 2023.

18. ORDINARY SHARES

In November 2017, the Company was incorporated as limited liability company with authorized share capital of US$50 divided into 500,000,000 shares with par value US$0.0001 each. As of December 31, 2017, 1 ordinary share was issued and outstanding.

In January 2018, the shares were subdivided into 10,000,000,000 shares with par value US$0.000005 each. 1 ordinary share was subdivided into 20 ordinary shares (the “Share Split”) and was therefore after issued and outstanding. In addition, 1,151,399,980 ordinary shares were issued to the Initial Ordinary Shareholders in January 2018 as part of the Reorganization to swap the Initial Ordinary Shareholders’ equity interests in Yunji Sharing with the shareholding interests in the Company.

In February 2018, in connection with the Reorganization and issuance of Series B convertible redeemable preferred shares (“Series B Preferred Shares”), 373,000,000 authorized shares were designated as Series Seed convertible redeemable preferred shares (“Series Seed Preferred Shares”), 389,200,000 authorized shares were designated as Series A convertible redeemable preferred shares (“Series A Preferred Shares”) and 110,803,324 authorized shares were designated as Series B Preferred Shares.

The effect of the ordinary shares issued in the Reorganization has been treated similarly to a share split and have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements.

In June 2018, in connection with the Series B+ convertible redeemable preferred shares (“Series B+ Preferred Shares”) investment, 1,108,033 authorized ordinary shares were re-designated Series B Preferred Shares”, and 21,105,395 ordinary shares were re-designated as Series B+ Preferred Shares. The designation/re-designation to preferred shares reduced the number of authorized ordinary shares proportionately, and as such, as of December 31, 2018, total authorized ordinary shares were 9,104,783,248.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES

Before the Reorganization, given the fact Yunji Sharing was incorporated as a limited corporation in China with no shares issued, the paid in capital contributed by the Initial Ordinary Shareholders, the Former Series Seed Beneficiary Owners and the Former Series A Beneficiary Owners determined their equity interests percentage. The capital contributions with preference and redemption rights from the Former Series Seed Beneficiary Owners and the Former Series A Beneficiary Owners were recorded in the “Mezzanine equity” at the respective periods.

In July 2015, pursuant to an investment agreement, the Former Series Seed Beneficiary Owners injected to Yunji Sharing with total cash of RMB50,000 (namely, the Former Series Seed Capital Contribution), and incurred issuance cost of RMB1,000. Consequently, beneficial interest of Yunji Sharing was then 77.27% held by the Initial Ordinary Shareholders and 22.73% held by the Former Series Seed Beneficiary Owners. In connection with issuance of the Former Series Seed Capital Contribution, Yunji Sharing granted a warrant option to one of the Former Series Seed Beneficiary Owners, the warrant offered a 5% discount of purchase price in next round financing (the “Series Seed Warrant”). The warrant was determined to be a freestanding financial instrument and recorded at fair value of RMB382 upon initial recognition after being bifurcated from the Former Series Seed Capital Contribution host, and was marked to the market value in the applicable subsequent reporting period.

In November 2016, pursuant to an investment agreement, the Former Series A Beneficiary Owners injected to Yunji Sharing with total consideration of RMB 33,160 and US$15,000 (RMB 104,182 equivalent) as well as the full exercise of the Series Seed Warrant at fair value of RMB644. Consequently, beneficial interest of Yunji Sharing was then 69.59% held by the Initial Ordinary Shareholders, 19.17% held by the Former Series Seed Beneficiary Owners and 11.24% held by the Former Series A Beneficiary Owners. In addition, Yunji Sharing also issued a warrant option to one of the Former Series A Beneficiary Owners who has the right to choose to increase the capital injection to Yunji Sharing by no more than US$5,000 with the same preference and redemption rights as the existing the Former Series A Beneficiary Owners (the “Series A Warrant”). The warrant is a determined to be a freestanding financial instrument and was recorded at fair value of RMB2,182 upon initial recognition after being bifurcated from the Former Series A Capital Contribution host, and was marked to the market value in the applicable subsequent reporting period. In January 2017, upon the exercise in full of the Series A Warrant, the Former Series A Beneficiary Owners further injected to Yunji Sharing with total consideration of US$5,000(RMB 34,350 equivalent) as well as the full exercise of Series A Warrant at fair value of RMB1,754 (collectively, namely, the “Former Series A Capital Contribution”). Total issuance cost in the amount of RMB 8,095 was incurred for the Former Series A Capital Contribution, including a finder’s commission of RMB 6,509. Consequently, beneficial interest of Yunji Sharing was then 67.72% held by the Initial Ordinary Shareholders, 18.65% held by the Former Series Seed Beneficiary Owners and 13.64% held by the Former Series A Beneficiary Owners.

During the Reorganization, in February 2018, the Company issued 373,000,000 Series Seed convertible redeemable preferred shares (“Series Seed Preferred Shares”) for US$0.022 per share, 56,800,000 Series A convertible redeemable preferred shares (“Series A Preferred Shares”) for US$0.088 per share (considering the exercise of the aforementioned Series Seed Warrant option), and 215,800,000 Series A Preferred Shares for US$0.093 per share to the same group of the Former Series Seed Beneficiary Owners and the Former Series A Beneficiary Owners of Yunji Sharing, in exchange for their equity beneficial ownerships in Yunji Sharing as abovementioned. Thereafter, the Former Series Seed Capital Contribution and the Former Series A Capital Contribution were legally converted into Series Seed Preferred Shares and Series A Preferred Shares. The share price stated above was defined as original issuance price of relating preferred shares to be used in Liquidation

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Preference and Redemption Rights. Likewise, the Former Series Seed Beneficiary Owners and the Former Series A Beneficiary Owners became the Series Seed Preferred Shareholders and Series A Preferred Shareholders.

Furthermore, the Company issued 116,600,000 Series A Preferred Shares with the subscription price at US$0.000005 per share to two of the institutional investors of the Initial Ordinary Shareholders, which was accounted for as a modification/extinguishment to Series A Preferred Shares from the Initial Ordinary Shareholders’ contributions (discussed in the last paragraph of the Note 19).

In February 2018, pursuant to a share purchase agreement, the Company issued 110,803,324 shares of Series B Preferred Shares for US$0.902 per share for cash of US$100,000 (RMB 630,010 equivalent). Total issuance cost in the amount of RMB 14,062 was incurred for the Series B Preferred Shares, including a finder’s commission of US$2,000 (RMB 12,600 equivalent). The Company paid 50% of the commission in cash amounted US$1,000 and the remaining 50% by issuance of 1,108,033 shares of Series B Preferred Shares for no consideration to the finder, a financial advisor in June 2018. The total of the finder’s commission was also recorded as an issuance cost as a deduction of the preferred shares.

In June 2018, pursuant to a share purchase agreement, the Company authorized 21,105,395 shares of Series B+ Preferred Shares at US$0.948 per share for cash of US$20,000 (RMB 128,416 equivalent) and 5,276,349 shares of Series B+ Preferred Shares were issued, with issuance cost in the amount of RMB 5,867 was incurred for the Series B+ Preferred shares, including a finder’s commission of RMB 5,867. As one of the investors still being in the process of completing its administrative procedures for remitting the capital overseas with the local government in order to inject the capital into Yunji Inc., the investor became subject to the shareholders’ rights and obligations of the Series B+ Preferred Shares in such agreements on the same date, due to the Series B+ Preferred Shareholder injected the investment of RMB 96,312 into Yunji Sharing. In November 2018, Yunji Sharing returned RMB 96,312 to the Series B+ Preferred Shareholder and Yunji Inc. received capital injection of US$15,000 (RMB 96,312 equivalent) from Series B+ Preferred Shareholder. When the administrative procedures was completed, 15,829,046 shares of Series B+ Preferred Shares were issued.

The Series Seed, Series A, Series B and Series B+ Preferred Shares are collectively referred to as the “Preferred Shares”. All series of Preferred Shares have the same par value of US0.000005 per share.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Group’s Preferred Shares activities for the years ended December 31, 2016, 2017 and 2018 are summarized as below:

	Series Seed Shares		Series A Shares		Series B Shares		Series B+ Shares		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balance as of January 1, 2016	373,000,000	51,050	—	—	—	—	—	—	373,000,000	51,050
Former Series A Capital Contribution including exercise of Series Seed Warrant, net of issuance cost	—	—	218,650,000	127,709	—	—	—	—	218,650,000	127,709
Accretion on convertible redeemable preferred shares to redemption value	—	67,152	—	10,027	—	—	—	—	—	77,179

Balance as of December 31, 2016	373,000,000	118,202	218,650,000	137,736	—	—	—	—	591,650,000	255,938

Former Series A Capital Contribution with exercise of Series A Warrant	—	—	53,950,000	36,104	—	—	—	—	53,950,000	36,104
Accretion on convertible redeemable preferred shares to redemption value	—	970,718	—	657,938	—	—	—	—	—	1,628,656

Balance as of December 31, 2017	373,000,000	1,088,920	272,600,000	831,778	—	—	—	—	645,600,000	1,920,698

Re-designation to Series A Preferred Shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	—	—	116,600,000	60,799	—	—	—	—	116,600,000	60,799
Issuance of Series B Preferred Shares, net of issuance cost	—	—	—	—	111,911,357	622,369	—	—	111,911,357	622,369
Issuance of Series B+ Preferred Shares, net of issuance cost	—	—	—	—	—	—	21,105,395	122,549	21,105,395	122,549
Accretion on convertible redeemable preferred shares to redemption value	—	888,416	—	1,198,145	—	86,240	—	14,832	—	2,187,633

Balance as of December 31, 2018	373,000,000	1,977,336	389,200,000	2,090,722	111,911,357	708,609	21,105,395	137,381	895,216,752	4,914,048

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The major rights, preferences and privileges of the Preferred Shares are as follows:

Conversion rights

Each Preferred Share shall be convertible, at the option of the holder, into one ordinary share of the Company. Such conversion ratio is subject to certain anti-dilutive adjustments in case of share splits, share dividends, combinations, recapitalization and similar events, or issuance of ordinary shares (excluding certain events such as issuance of ordinary shares pursuant to a public offering) at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In addition, each series of Preferred Shares would automatically be converted into ordinary shares of the Company upon the closing of a Qualified Initial Public Offering (“Qualified IPO”) as defined in the Memorandum and Articles of Association.

Upon the Former Series Seed Capital Contribution, Qualified IPO means a public offering of ordinary shares of the Company registered on a reputable stock exchange before December 31, 2020.

Upon the Former Series A Capital Contribution, Qualified IPO was modified to a public offering of ordinary shares of the Company registered under the PRC and overseas stock exchange with an implied pre-money valuation of US$500,000 (or equivalent RMB) or more before November 4, 2020, and is approved by the Former Series A Beneficiary Owners.

Upon the issuance of Series B Preferred Shares, Qualified IPO was modified to a public offering of ordinary shares of the Company registered under the Securities Act or on an internationally recognized securities exchange or inter-dealer quotation system, including the Stock Exchange of Hong Kong Limited, the Shanghai Stock Exchange and the Shenzhen Stock Exchange, with an implied pre-money valuation of US$4,000,000(or equivalent RMB) or more before February 12, 2021, and is approved by the majority of the preferred shareholders.

Dividend rights

The holder of each Preferred Share shall have the right to receive non-cumulative dividends, pari passu with the ordinary shares, on an as-converted basis, when, as and if declared by the Board.

Voting rights

Each Preferred Share shall carry a number of votes equal to the number he would be entitled on an as-converted basis.

Liquidation preference

In the event of any liquidation, dissolution or winding up or deemed liquidation of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the shareholders shall be distributed to the shareholders according to the following sequence:

(1)	Each holder of Series B Preferred Shares and/or Series B+ Preferred Shares shall be entitled to receive, on parity with each other, an amount equal to one hundred percent (100%) of the original issue price of Series B and Series B+ Preferred Shares, plus all dividends declared and unpaid (the “Series B Preferred Shares Liquidation Preference”).

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

(2)	After distribution or payment in full of the Series B Preferred Shares Liquidation Preference, each holder of Series A Preferred Shares shall be entitled to receive, on parity with each other, an amount equal to one hundred percent (100%) of the original issue price of Series A Preferred Shares, plus all dividends declared and unpaid (the “Series A Preferred Shares Liquidation Preference”).

(3)	After distribution or payment in full of the Series B Preferred Shares Liquidation Preference and the Series A Preferred Shares Liquidation Preference, each holder of Series Seed Preferred Shares shall be entitled to receive, on parity with each other, an amount equal to one hundred percent (100%) of the original issue price of Series Seed Preferred Shares, plus all dividends declared and unpaid (the “Series Seed Preferred Shares Liquidation Preference”).

(4)	After distribution or payment in full of the amount distributable or payable on the Preferred Shares pursuant to the above sequence, the remaining assets of the Company available for distribution to Members shall be distributed ratably among the holders of outstanding Ordinary Shares and the holders of outstanding Preferred Shares in proportion to the number of outstanding Ordinary Shares held by them (with outstanding Preferred Shares treated on an as-converted basis).

The deemed liquidation events include (i) any consolidation, amalgamation or merger of the Company and/or any subsidiaries with or into any other third party, in which the Members of the Company or shareholders of such subsidiaries immediately prior to such consolidation, amalgamation, merger or reorganization, own less than fifty percent (50%) of the voting power of Company or any other subsidiaries immediately after such consolidation, merger, amalgamation or reorganization, or any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s or any other subsidiaries’ voting power is transferred, but excluding any transaction effected solely for tax purposes or to change the Company’s domicile or any other subsidiaries’ domicile (ii) the sale, exchange, transfer or other disposition, in one or a series of related transactions, of a majority of the outstanding share capital of any subsidiaries of Group to third party acting in concert, under circumstances in which the holders of a majority in voting power of the outstanding share capital of any subsidiaries immediately prior to such transaction beneficially own less than a majority in voting power of the outstanding share capital of the surviving entity or the acquiring third party immediately following such transaction (iii) a sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by any subsidiaries of all or substantially all of the assets of any subsidiaries, (iv) the exclusive licensing of all or substantially all of the subsidiaries intellectual property to a third party.

The liquidation amounts of Series Seed Preferred Shares, Series A Preferred Shares, Series B Preferred Shares and Series B+ Preferred Shares on December 31, 2018 were RMB50,000, RMB220,910, RMB636,431 and RMB128,416, respectively.

Redemption right

Prior to the Former Series A Capital Contribution, the Former Series Seed Capital Contribution were redeemable if Yunji Sharing fails to consummate a Qualified IPO as at December 31, 2020. The redemption price shall be one hundred percent (100%) of the original Former Series Seed Capital Contribution amount and plus a ten percent (10%) annual simple interest. (the “Series Seed Preference Amount”).

Upon the Former Series A Capital Contribution, the Former Series A Capital Contribution were to be redeemable and the Former Series Seed Capital Contribution were modified to be redeemable, at the holder’s discretion, at any time (i) after the forty-eight (48) months following the Former Series A Capital Contribution

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

were issued, (ii) there is a material breach by any group company or any founding shareholder, and (iii) the Group Companies cannot carry out the ordinary business operation for twelve (12) consecutive months or more due to penalty from Governmental Authorities (including frozen of funds). The redemption price of the Former Series A Capital Contribution would be the higher of (i) the original investment amount of the Former Series A Capital Contribution, plus a ten percent (10%) annual simple interest and all accrued or declared but unpaid dividends, and (ii) the fair market value of the Former Series A Capital Contribution to be redeemed determined by a third party independent valuer. The redemption price of Former Series Seed Capital Contribution was modified to be the higher of (i) the original investment amount of the Former Series Seed Capital Contribution, plus a ten percent (10%) annual simple interest and all accrued or declared but unpaid dividends, and (ii) the fair market value of the Former Series Seed Capital Contribution to be redeemed determined by a third party independent valuer.

Upon the issuance of Series B Preferred Shares, Series B Preferred Shares were to be redeemable, Series A Preferred Shares and Series Seed Preferred Shares were modified to be redeemable, at the holder’s discretion, at any time (i) after the thirty-six (36) months following Series B Preferred Shares were issued, (ii) there is a material breach by any group company or any Founding Shareholder, and (iii) the Group Companies cannot carry out the ordinary business operation for twelve (12) consecutive months or more due to penalty from Governmental Authorities (including frozen of funds).

The redemption price of Series B Preferred Shares would be the higher of (i) the original issue price of Series B Preferred Shares, plus a ten percent (10%) annual compound interest and all accrued or declared but unpaid dividends, and (ii) the fair market value of the Series B Preferred Shares to be redeemed determined by a third party independent valuer.

The redemption price of Series A Preferred Shares was modified to be the higher of (i) the original issue price of Series A Preferred Shares, plus a ten percent (10%) annual compound interest and all accrued or declared but unpaid dividends, and (ii) the fair market value of the Series Seed Preferred Shares to be redeemed determined by a third party independent valuer.

The redemption price of Series Seed Preferred Shares was modified to be the higher of (i) the original issue price of Series Seed Preferred Shares, plus a ten percent (10%) annual compound interest and all accrued or declared but unpaid dividends, and (ii) the fair market value of the Series Seed Preferred Shares to be redeemed determined by a third party independent valuer.

Upon the issuance of Series B+ Preferred Shares, there was no change to the redemption condition or redemption price.

In case of insufficient funds and distribution of redemption payments

If the Company’s assets or funds which are legally available on the date of redemption payment are insufficient, the holders of Preferred Shares in the following sequence: (i) first, pay the Series B and Series B+ redemption price to the holders of Series B Preferred Shares and Series B+ Preferred Shares, pari passu as amongst themselves, (ii) second, after the full payment of the Series B and Series B+ redemption price, pay the Series A redemption price to the holders of Series A Preferred Shares, pari passu as amongst themselves, and (iii) third, after the full payment of the Series B and B+ redemption price and the Series A redemption price, pay the Series Seed redemption price to the holders of Series Seed Prefer Shares, pari passu as amongst themselves.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Accounting for Preferred Shares

The Company has classified the Preferred Shares in the mezzanine equity of the Consolidated Balance Sheets as they are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of deemed liquidation events outside of the Company’s control. In addition, the Company records accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares was recognized at the respective issue price at the date of issuance net of issuance costs. The issuance costs for Series Seed, Series A, Series B and Series B+ Preferred Shares were RMB1, 000, RMB8, 095, RMB14, 062 and RMB 5,867, respectively.

The Company determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of the equity host of the Preferred Shares. The Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading of the Company’s shares.

The Company has determined that there was no beneficial conversion feature attributable to any of the Preferred Shares except for the modification to the Series A Preferred Shares (discussed in the last paragraph of the Note 19) because the initial effective conversion price of these preferred shares were higher than the fair value of the Company’s ordinary shares determined by the Company with the assistance from an independent valuation firm.

Modification or extinguishment of Preferred Shares

The Company assesses whether an amendment to the terms of its Preferred Shares is an extinguishment or a modification using the fair value model. When Preferred Shares are extinguished, the difference between the fair value of the consideration transferred to the convertible preferred shareholders and the carrying amount of the convertible preferred shares (net of issuance costs) is treated as deemed dividends to preferred shareholders. The Company considers that a significant change in fair value after the change of the terms to be substantive and thus triggers extinguishment. A change in fair value, which is not significant immediately after the change of the terms is considered non-substantive and thus is subject to modification accounting. When the Preferred Shares are modified, the Company evaluates whether there is a transfer of value between ordinary shareholders and preferred shareholders as a result of the modification and therefore, should record a reduction of, or increase to, accumulated deficit as a deemed dividend. When the value is transferred from preferred shareholders to ordinary shareholders, the value was recorded as an increase to accumulated deficit while charges against additional paid-in capital. In the absence of additional paid-in capital for the year ended December 31, 2016, the deemed dividend of RMB 132 was recorded as an increase to accumulated deficit while such amount charges against the accumulated deficit, which resulted in a net RMB 0 impact to accumulated deficit.

In connection with the Former Series A Capital Contribution in 2016, the optional redemption date of the Former Series Seed Capital Contribution was changed from December 31, 2020 to November 4, 2020, to be in line with the optional redemption date of the Former Series A Preferred Shares. Meanwhile, the redemption price was changed to the Former Series Seed Beneficiary Owners in connection with the issuance of Former Series A Capital Contribution.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

In addition, in connection with the issuance of the Series B Preferred Shares in 2018, the optional redemption date the Series Seed Preferred Shares and Series A Preferred Shares was extended from November 4, 2020 to February 8, 2021, to be in line with the optional redemption date of Series B Preferred Shares. Meanwhile, the redemption price was changed to Series A Preferred Shareholders and Series Seed Preferred Shareholders in connection with the issuance of the Series B Preferred Shares.

From both quantitative and qualitative perspectives, the Company assessed the impact of the above modifications and concluded that these amendments represent modifications rather than extinguishment of the Preferred Shares. The Company evaluated and concluded the impact of above modifications as immaterial and recorded a reduction of, or increase to, accumulated deficit as a deemed dividend, representing value transferred from the Preferred Shareholders to the Ordinary Shareholder for the years ended December 31, 2016 and 2018, respectively.

For the modification that the Series A Preferred Shares that were issued to the two institutional investors of the Initial Ordinary Shareholders to replace the beneficial interest in Yunji Sharing during the Reorganization, the Company determined that the modification should be treated as extinguishment given its qualitative significance which provided these two investors with the Series A Preferred Shares’ rights, preferences and privileges, and resulted in its reclassification from the permanent equity to the Mezzanine equity. Upon the reclassification, the shares to these two investors were recorded at the new cost, which was the fair value of the Series A Preferred Shares of RMB 406,791 on the issuance date of the Series A Preferred Shares. Meanwhile, given that the issuance date fair value of the common shares was higher than the effective conversion price of re-designated Series A Preferred Shares, the Group recognized the beneficial conversion feature of RMB 345,992 as an adjustment to the carrying value of the re-designated Series A Preferred Shares, calculated as the excess of the fair value of its common shares of US$0.54 over the effective conversion price of US$0.067, multiplied by the number of common shares into which re-designated Series A Preferred Shares converts. The beneficial conversion feature is to be amortized using the effective interest method through the redemption date of February 12, 2021. The difference of the par value of Series A Preferred Shares and the fair value of the Series A Preferred Shares with the aforementioned adjustment of beneficial conversion feature of RMB60,796, is accounted for as deemed dividend and allocated to accumulated deficit.

20. SHARE-BASED COMPENSATION

On December 19, 2017, the Company adopted the Stock Incentive Plan (“the Plan”), which allows the compensation committee to grant options and restricted share units (“RSU”) of the Company to its directors, employees, and etc. (collectively, the “Grantees”) to acquire ordinary shares of the Company at an exercise price as determined by the Compensation Committee at the time of grant. According to the latest amended and restated Global Share Plan, 191,663,158 ordinary shares were authorized and reserved for the issuance.

Since adoption of the Plan, the Company granted options and RSUs to employees. All options and RSUs granted have a contractual term of six years from the grant date, and the vest over a period of four years of continuous service, half (1/2) of which vest upon the second anniversary of the stated vesting commencement date and one-fourth (1/4) of the remaining will vest upon the third and four anniversaries of the stated vesting commencement date. Under the option plan, options are exercisable subject to the grantee’s continuous service.

The Company accounted for the share based compensation costs on a straight-line bases over the requisite service period for the award based on the fair value on their respectively grant date.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

On December 19, 2017, June 30, 2018 and November 28, 2018, the Company granted 73,225,200, 12,021,500 and 5,540,000 stock options to its directors and employees, respectively. In addition, on December 19, 2017 and November 28, 2018, the Company granted 5,000,000 and 19,800,000 RSUs to its directors and employees, respectively.

(a) Options

The following table sets forth the stock options activity for the years ended December 31, 2016, 2017 and 2018:

	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		000’US$
Outstanding as of January 1, 2016 and 2017	—	—	—	—
Granted	73,225,200	0.09

Outstanding as of December 31, 2017	73,225,200	0.09	5.96	25,623

Granted	17,561,500	0.22
Forfeited	(3,674,300)	0.10

Outstanding as of December 31, 2018	87,112,400	0.12	5.09	60,399

Vested and expected to vest as of December 31, 2018	87,112,400	0.12	5.09	60,399

Exercisable as of December 31, 2018	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date (December 31, 2017: US$0.44, December 31, 2018: US$0.81).

The Group uses the Binominal option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s options grants were as follow:

	2017	2018
Exercise price (USD)	0.0925	0.1~0.4
Exercise multiple	2.2~2.8	2.2~2.8
Risk-free interest rate	2.35%	2.53%~2.60%
Expected term (in years)	6	6
Expected dividend yield	—	—
Expected volatility	43.34%	40.87%~41.81%
Expected forfeiture rate (post-vesting)	5%	5%
Fair value of the underlying shares on the date of options grants (US$)	0.44	0.81
Fair value of share option (US$)	0.37	0.40

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of nil, RMB1, 856 and RMB 48,298 for share options granted under the Global Share Plan in the Consolidated Statements of Comprehensive Loss for the years ended 2016, 2017 and 2018, respectively.

As of December 31, 2016, 2017 and 2018, there was nil, RMB174,298 and RMB 181,059, respectively, in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of nil, 3.96 and 3.07 years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.

(b) Restricted share units

A summary of activities of the service-based RSUs for the years ended December 31, 2016, 2017 and 2018 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at January 1, 2016 and 2017	—	—
Granted	5,000,000	0.44

Unvested at December 31, 2017	5,000,000	0.44

Granted	19,800,000	0.81

Unvested at December 31, 2018	24,800,000	0.74

The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

As of December 31, 2016, 2017 and 2018, no RSUs were vested.

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized by the Group for the RSUs granted were nil, RMB 152 and RMB 6,002, respectively.

As of December 31, 2016, 2017 and 2018, there was nil, RMB14,303 and RMB 114,686 in total unrecognized compensation expense, related to unvested RSUs, which is expected to be recognized over a weighted average period of nil, 3.96 and 3.72 years, respectively.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. FAIR VALUE MEASUREMENTS

As of December 31, 2016, 2017 and 2018, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Wealth management products	33,000	—	33,000	—

Total assets	33,000	—	33,000	—

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Wealth management products	663,780	—	663,780	—

Total assets	663,780	—	663,780	—

		Fair value measurement at reporting date using
Description	Fair value as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
Time deposits	549,056	—	549,056	—
Wealth management products	550,338	—	550,338	—

Total assets	1,099,394	—	1,099,394	—

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its Consolidated Balance Sheets at fair value on a recurring basis.

Short-term investments

Short-term investment consists of wealth management products and time deposits, which are valued by the Group on a recurring basis. The Group values its short-term wealth management products investments held in

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

certain banks using model-derived valuations based upon discounted cash flow, in which significant inputs, mainly including expected return, are observable or can be derived principally from, or corroborated by, observable market data, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The expected return of the financial products were determined based on the prevailing interest rates in the market.

22. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the years/periods presented are calculated as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB
Numerator:
Net loss attributable to YUNJI INC.	(24,668)	(105,724)	(59,688)

Accretion on convertible redeemable Preferred Shares to redemption value	(77,179)	(1,628,656)	(2,187,633)
Re-designation to Series A Preferred Shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	—	—	(60,796)
Deemed dividend from convertible redeemable preferred shares holders	132	—	107

Net loss attributable to ordinary shareholders	(101,715)	(1,734,380)	(2,308,010)

Denominator:
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,268,000,000	1,268,000,000	1,165,136,438

Net loss per share attributable to ordinary shareholders:
—Basic	(0.08)	(1.37)	(1.98)
—Diluted	(0.08)	(1.37)	(1.98)

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

For the years ended December 31, 2016, 2017 and 2018, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect. The effects of all outstanding share options and RSUs have also been excluded from the computation of diluted loss per share for the years ended December 31, 2016, 2017 and 2018 as their effects would be anti-dilutive.

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2018:

Name of related parties	Relationship with the Group
Xiao Shanglue	Founder and CEO of the Group
Hangzhou Yuepeng Trading Co., Ltd.	Ordinary shareholder of the Company, controlled by Mr. Xiao Shanglue, Founder and CEO of the Group
Lanlan Ltd	Ordinary shareholder of the Company, controlled by Mr. Xiao Shanglue, Founder and CEO of the Group
Small Ye Group	Controlled by Mr. Xiao Shanglue, Founder and CEO of the Group
Hongkong Smallye Int’l Investment Limited	Controlled by Mr. Xiao Shanglue, Founder and CEO of the Group
Tianshi	An associate of the Group
Zhangtaihe	An associate of the Group
Weixin	An associate of the Group
Siwei	An associate of the Group
Zhaomu	An associate of the Group
Wuhan Dahong enterprise management partnership(LP)	Non-controlling interest

Details of related party balances and transactions as of December 31, 2016, 2017 and 2018 are as follows:

Amounts due from related parties

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Hangzhou Yuepeng Trading Co., Ltd.	813	913	—
Hongkong Smallye Int’l Investment Limited	197	197	—
Small Ye Group	—	40	—
Wuhan Dahong enterprise management partnership(LP)	—	—	14
Xiao Shanglue	—	—	355
Lanlan Ltd	—	—	8

	1,010	1,150	377

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Amounts due to related parties

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Xiao Shanglue	1,500	1,766	—
Hongkong Smallye Int’l Investment Limited	1,505	1,431	—
Tianshi	—	—	5,557
Zhangtaihe	—	—	5,034
Weixin	—	—	70
Siwei	—	—	187
Zhaomu	—	—	597

	3,005	3,197	11,445

The Group believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third-party customers and vendors.

Transactions with related parties

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB
Payment on behalf of the related parties
Hangzhou Yuepeng Trading Co., Ltd.	827	100	—
Xiao Shanglue	—	—	588

	827	100	588

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB
Reimbursement for employee’s business related expenses
Xiao Shanglue	—	2,478	—

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB
Purchase of merchandise
Tianshi	—	—	39,776
Zhangtaihe	—	—	32,110
Weixin	—	—	36,958
Siwei	—	—	307
Zhaomu	—	—	469

	—	—	109,620

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

The Group leases office under non-cancelable operating lease agreements. Future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more consist of the following:

As of
December 31, 2018
RMB
2019	13,126
2020	10,382
2021	5,946
2022	3,597
2023	1,679

34,730

The total amounts charged to the Consolidated Statements of Comprehensive Loss for rental expense amounted to approximately RMB 2,211, RMB 9,133 and RMB 17,522 for the years ended December 31, 2016, 2017 and 2018, respectively.

(b) Capital and other commitments

The Group’s capital commitments primarily relate to commitments on purchase of equipment. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB 601 as of December 31, 2018. All of these capital commitments will be fulfilled in the following year.

(c) Contingencies

In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations. During 2018, two third parties have filed lawsuits against the Group relating to disputes with respect to infringement, unfair competitions, etc. The cases are still at the preliminary stage, but the Group believes the claims are without merit and will defend these actions vigorously. The Group is unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the litigation. No accrual has been recorded by the Group as of December 31, 2018 in respect of these cases.

25. SUBSEQUENT EVENTS

On March 19, 2019, the Company’s board of directors and shareholders have approved that, immediately prior to completion of the IPO of the Company, i) all of the issued and outstanding ordinary shares are re-classified and re-designated into Class A ordinary shares on a one to one basis, except that all of the issued and outstanding ordinary shares held by Xiao Shanglue are re-classified and re-designated into Class B ordinary shares on a one to one basis; and (ii) all of the issued and outstanding options granted by the Company pursuant to the 2017 Plan and Amended and Restated Plan shall entitle the option holders to such number of Class A ordinary shares equivalent to the number of ordinary shares that the option holders would be entitled to as originally set out in the relevant award agreements and the Company shall issue such number of Class A ordinary

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

shares to the holders of such options granted upon vesting and exercise of such options by the holders. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share.

26. UNAUDITED PRO FORMA BALANCE SHEET AND LOSS PER SHARE

Immediately prior to the completion of a planned qualified public offering of the Company, the convertible redeemable preferred shares of the Company shall be converted automatically into ordinary shares on a one-for-one basis.

The unaudited pro-forma balance sheet as of December 31, 2018 presents an adjusted financial position as if the convertible redeemable preferred shares had been converted into ordinary shares as of December 31, 2018 at the conversion ratio of one for one.

Unaudited pro-forma basic and diluted net loss per share was computed to give effect to the automatic conversion of the Series Seed, Series A, Series B and Series B+ Preferred Shares using the “if converted” method as though the conversion and reclassification had occurred as of the beginning of the year or the original date of issuance, if later.

	For the year ended December 31, 2018
	RMB	US$
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to ordinary shareholders	(2,308,010)	(335,685)
Elimination of accretion on the Preferred Shares	2,187,633	318,178
Deemed dividend from preferred shareholders	(107)	(16)
Elimination of impact of modification to preferred shares, including beneficial conversion feature	60,796	8,842

Pro-forma net loss attributable to the Company’s ordinary shareholders—Basic and diluted	(59,688)	(8,681)

Denominator:
Weighted-average number of ordinary shares	1,165,136,438	1,165,136,438
Pro-forma effect of the conversion of Preferred Shares	858,993,672	858,993,672

Denominator for pro-forma basic calculation	2,024,130,110	2,024,130,110

Pro forma net loss per share:
—Basic	(0.029)	(0.004)

—Diluted	(0.029)	(0.004)

27. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2016, 2017 and 2018, appropriations to the statutory reserve have been made by the Group, which was nil, RMB 4,227 and RMB 4,277, respectively.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was RMB 432,467, or 54% of the Group’s total consolidated net assets as of December 31, 2018.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries and VIEs” and the loss of the subsidiaries is presented as “share of loss of subsidiaries and VIEs”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016, 2017 and 2018.

Balance sheets of the parent company

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	—	—	19,518
Amounts due from related parties	—	—	8
Prepaid expenses and other current assets	—	—	991
Investment in subsidiaries and VIEs	71,615	2,097	776,714

Total assets	71,615	2,097	797,231

LIABILITIES AND EQUITY
Current liabilities
Warrant liabilities	1,906	—	—

Total liabilities	1,906	—	—

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	RMB
Mezzanine equity
Series Seed convertible redeemable preferred shares (US$0.000005 par value, 373,000,000 shares authorized, issued and outstanding as of December 31, 2016, 2017 and 2018, respectively)	118,202	1,088,920	1,977,336
Series A convertible redeemable preferred shares (US$0.000005 par value, 218,650,000, 272,600,000 and 389,200,000 shares authorized as of December 31, 2016, 2017 and 2018, respectively; 218,650,000, 272,600,000 and 389,200,000 shares issued as of December 31, 2016, 2017 and 2018, respectively; 218,650,000, 272,600,000 and 389,200,000 shares outstanding as of December 31, 2016, 2017 and 2018, respectively)	137,736	831,778	2,090,722
Series B convertible redeemable preferred shares (US$0.000005 par value, nil, nil and 111,911,357 shares authorized as of December 31, 2016, 2017 and 2018, respectively; nil, nil and 111,911,357 shares issued as of December 31, 2016, 2017 and 2018, respectively; nil, nil and 111,911,357 shares outstanding as of December 31, 2016, 2017 and 2018, respectively)	—	—	708,609
Series B+ convertible redeemable preferred shares (US$0.000005 par value, nil, nil and 21,105,395 shares authorized as of December 31, 2016, 2017 and 2018, respectively; nil, nil and 21,105,395 shares issued as of December 31, 2016, 2017 and 2018, respectively; nil, nil and 21,105,395 shares outstanding as of December 31, 2016, 2017 and 2018, respectively)	—	—	137,381

Total mezzanine equity	255,938	1,920,698	4,914,048

Shareholders’ deficit
Ordinary shares (US$0.000005 par value, 9,408,350,000, 9,354,400,000 and 9,104,783,248 shares authorized as of December 31, 2016, 2017 and 2018, respectively; 1,268,000,000, 1,268,000,000 and 1,151,400,000 shares issued as of December 31, 2016, 2017 and 2018, respectively; 1,268,000,000, 1,268,000,000 and 1,151,400,000 shares outstanding as of December 31, 2016, 2017 and 2018, respectively)	—	—	36
Accumulated other comprehensive income	—	—	55,565
Accumulated deficit	(186,229)	(1,918,601)	(4,172,418)

Total shareholders’ deficit	(186,229)	(1,918,601)	(4,116,817)

Total liabilities, mezzanine equity and shareholders’ deficit	71,615	2,097	797,231

YUNJI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Statements of comprehensive loss of the parent company

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB
Operating expenses
General and administrative	—	—	(326)

Total operating expenses	—	—	—
Share of loss of subsidiaries and VIEs	(24,828)	(105,876)	(59,340)
Other expenses	—	—	(20)
Foreign exchange loss, net	—	—	(2)
Change in fair value of warrant liabilities	160	152	—

Loss before income tax expenses	(24,668)	(105,724)	(59,688)

Net loss	(24,668)	(105,724)	(59,688)

Accretion on redeemable preferred shares to redemption value	(77,179)	(1,628,656)	(2,187,633)
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	—	—	(60,796)
Deemed dividend from Preferred Shareholders	132	—	107

Net loss attributable to ordinary shareholders	(101,715)	(1,734,380)	(2,308,010)
Net loss	(24,668)	(105,724)	(59,688)
Other comprehensive income
Foreign currency translation adjustment	—	—	55,565

Total comprehensive loss	(24,668)	(105,724)	(4,123)

Statements of cash flows of the parent company

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB
Net cash used in operating activities	—	—	(305)

Net cash used in investing activities	—	—	(942,571)

Net cash generated from financing activities	—	—	961,232

Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	1,162

Net increase in cash, cash equivalents and restricted cash	—	—	19,518

Cash, cash equivalents and restricted cash at beginning of the year	—	—	—
Cash, cash equivalents and restricted cash at end of the year	—	—	19,518

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities (including options to acquire our ordinary shares and restricted share units). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary shares
Lanlan Ltd.	January 18, 2018	1,112,799,980	US$5,564
Kingwangpeng Holdings Limited	January 18, 2018	38,600,000	US$193
Qiuqiu Inc.	November 19, 2018	50,720,000	US$254
Skyxiaolaba Inc.	November 19, 2018	50,720,000	US$254
Series Seed preferred shares
Eastern Bell XIX Investment Limited	February 12, 2018	223,800,000	Execution and delivery of a promissory note in the principal amount of USD in equivalent to RMB30 million

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Fasturn Overseas Limited	February 12, 2018	149,200,000	Execution and delivery of a promissory note in the principal amount of USD in equivalent to RMB20 million
Series A preferred shares
CPYD Singapore Pte. Ltd.	February 12, 2018	215,800,000	Execution and delivery of a promissory note in the principal amount of US$20 million
Eastern Bell XII Investment Limited	February 12, 2018	56,800,000	Execution and delivery of a promissory note in the principal amount of USD in equivalent to approximately RMB33.2 million
Trustbridge Partners IV, L.P.	February 12, 2018	111,000,000	US$555
China Renaissance Corporation	February 12, 2018	5,600,000	US$28
Series B preferred shares
Acceleration S Limited	February 12, 2018	110,803,324	US$100 million
China TH Capital Limited	June 4, 2018	1,108,033	US$1 million
Series B+ preferred shares
Fountain Sight Limited	June 4, 2018	5,276,349	US$5million
Shanghai Fengxian Information and Technology Development Partnership (LLP)(1)	November 19, 2018	15,829,046	US$15 million
Options and Restricted Share Units
Certain directors, officers, employees	Between December 19, 2017 and January 31, 2019	Outstanding options to purchase 91,326,900 ordinary shares and 39,543,000 outstanding restricted share units	Past and future services provided by these individuals to us

Note:
(1)

Shanghai Fengxian Information and Technology Development Partnership (LLP), or Shanghai Fengxian, entered into a share purchase agreement and a shareholders’ agreement with our company and certain other parties thereto, on June 4, 2018. Shanghai Fengxian became subject to the shareholders’ rights and obligations in such agreements on the same date.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Yunji Inc.

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the closing of this offering

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4†	Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 4, 2018

5.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A ordinary shares being registered and certain Cayman Islands tax matters

8.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	2019 Share Incentive Plan

10.2†	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3†	Form of Employment Agreement between the Registrant and its executive officers

10.4†	English translation of the amended and restated Voting Trust Agreement and Power of Attorney among the WFOE of the Registrant, Yunji Preferred and the shareholders of Yunji Preferred dated December 14, 2018

10.5†	English translation of the amended and restated Voting Trust Agreement and Power of Attorney among the WFOE of the Registrant, Yunji Sharing and the shareholders of Yunji Sharing dated December 17, 2018

10.6†	English translation of the amended and restated Equity Interest Pledge Agreement among the WFOE of the Registrant, Yunji Preferred and the shareholders of Yunji Preferred dated December 14, 2018

10.7†	English translation of the amended and restated Equity Interest Pledge Agreement among the WFOE of the Registrant, Yunji Sharing and the shareholders of Yunji Sharing dated December 17, 2018

10.8†	English translation of the amended and restated Exclusive Service Agreement between the WFOE of the Registrant and Yunji Preferred dated December 14, 2018

10.9†	English translation of the amended and restated Exclusive Service Agreement between the WFOE of the Registrant and Yunji Sharing dated December 17, 2018

10.10†	English translation of the amended and restated Exclusive Option Agreement among the WFOE of the Registrant, Yunji Preferred and the shareholders of Yunji Preferred dated December 14, 2018

Exhibit Number	Description of Document

10.11†	English translation of the amended and restated Exclusive Option Agreement among the WFOE of the Registrant, Yunji Sharing and the shareholders of Yunji Sharing dated December 17, 2018

10.12†	English translation of Loan Agreement among Mr. Shanglue Xiao, Mr. Huan Hao and the WFOE of the Registrant, dated December 14, 2018

10.13†	Preferred Share Purchase Agreement among the Registrant, Yunji Sharing and certain other parties thereto dated February 12, 2018

10.14†	Preferred Share Purchase Agreement among the Registrant, the WFOE of the Registrant, Yunji Sharing and certain other parties thereto dated June 4, 2018

21.1†	Principal Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

23.2†	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	Consent of Han Kun Law Offices (included in Exhibit 99.2)

23.4†	Consent of Li-Lan Cheng

23.5†	Consent of Gao Wang

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of Han Kun Law Offices regarding certain PRC law matters

99.3†	Consent of China Insights Consultancy

*	To be filed by amendment.
†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hangzhou, China, on April 10, 2019.

Yunji Inc.

By:	/s/ Shanglue Xiao
	Name:	Shanglue Xiao
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on April 10, 2019.

Signature	Title
/s/ Shanglue Xiao	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
Shanglue Xiao

*	Director
Huan Hao

*	Director
Qingrong Kong

*	Director
Yanhua Sun

*	Director
Wei Ying

/s/ Chen Chen	Chief Financial Officer (Principal Financial and Accounting Officer)
Chen Chen

*By:	/s/ Shanglue Xiao
	Name:	Shanglue Xiao
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Yunji Inc., has signed this registration statement or amendment thereto in Newark, Delaware, United States on April 10, 2019.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director